 Hamilton Lane®

HLNE
Annual Report
2023





Enriching Lives.
Safeguarding Futures.

OUR VALUES

Do the right thing

Integrity, candor and collaboration

The pursuit of excellence

A spirit of competition that inspires innovation

Promoting equity and inclusion from within

To Our Shareholders

This time last year, I wrote to you off the back of Hamilton Lane having recently celebrated our 30th anniversary as well as our 5th anniversary as a public company. We had notched 17% growth in our fee-earning AUM. We were in market with a number of flagship products, finding the market receptive and buoyant. We were rapidly expanding our Evergreen Platform and HL Innovations vertical. Life was good. Rosy, even. We then witnessed a shift in the macro backdrop in the back half of 2022 and outset of 2023 that presented challenges across the board:

- The Fed raised interest rates from near-zero to above 5%;

- Mortgage rates rose sharply, with major implications for home sales activity last year;

- Three banks with more than $500 billion in combined assets failed, and the government invoked emergency authorities to protect their depositors;

- Valuations of many tech companies plunged, with this sector leading the decline in both private and public markets last year; and

- A debt ceiling standoff with the potential for catastrophic default on U.S. Treasury securities led the headlines for several weeks before fears were assuaged when the Biden administration and House Republicans struck a deal.

And while it's undoubtedly been a challenging year for investors, and may be premature to say we've turned a corner, the story – particularly within the private markets – isn't all bad. There have been recent indications that the macro backdrop is improving, with inflation beginning to trend down, interest rates leveling out, and recent positive public equity performance, all coupled with our analysis showing that private market valuations[1] were largely spared from 2022's declines.

It would be natural to assume that the past year was muted for private markets activity given the macro picture that overshadowed the year. But in fact, it was against this checkered and volatile market backdrop of the past year that Hamilton Lane continued to grow and execute well against our strategic plan. In fact, we

[1] *https://explore.hamiltonlane.com/2023-market-overview/valuations*

were as busy as we've ever been. Activity remained robust across the entirety of the business. We view this as a reflection of our scale, global presence and market reputation as a partner of choice, as well as of the dedication and devotion of our team around the world, which continues to work hard to deliver for our clients day in and day out.

We know that staying competitive, remaining a partner of choice and driving growth doesn't happen by relying on what has always worked or by becoming stagnant. Instead, we've been thoughtful about striking the right balance between leveraging what has worked well for us and always fostering our entrepreneurial spirit that promotes responsible risk-taking to forge new paths and drive innovation.

With this approach, we've made great strides in our Evergreen Platform and Impact strategies, and have become a prominent leader in and advocate of the integration of technology to increase transparency and broaden access to the asset class for investors of all types – what we call HL Innovations. Within this area, we continue to partner with leading fintech firms such as CAIS, iCapital, Securitize, Figure, Alta and StashAway, with whom we are laying a foundation grounded in technology and innovation for transparent and seamless access to private markets. This approach, utilizing our balance sheet to invest in our new franchises and support cutting-edge technology companies, has enhanced our entrenched position and broadened our visibility among audiences newer to our asset class. It has enabled us to remain proactive and front-footed in challenging market environments such as this.

We remain pragmatic and thoughtful about investing in and navigating this environment while remaining true to who we are – **a leading global private markets investment management firm committed to providing enhanced financial well-being for those who depend on us** – and to our mission statement: **To enrich lives and safeguard futures.**

Fiscal 2023 Highlights

Throughout the fiscal year, we remained focused on delivering results for all our partners. Thanks to the tireless efforts of our team, this fiscal year was another strong one for the business. We continued to add to our broad and diverse client base, expanded our reach around the globe and delivered innovative solutions for our clients. As a result, our asset footprint climbed to more than $856 billion as of March 31, 2023.

AUM, Fee Earning AUM and Earnings

For fiscal 2023, AUM increased by 5% to nearly $112 billion. Fee-earning AUM ("FEAUM"), which is the predominant driver of management fees, grew 17% to over $57 billion. This was driven by continued growth in both our Customized Separate Accounts and Specialized Funds, which grew 12% and 25%, respectively, in fiscal 2023. The growth in Customized Separate Accounts FEAUM was driven by continued inflows from our existing client base along with bringing new clients on to the platform. Specialized Funds FEAUM growth stemmed from solid fundraising in our existing funds, continued investment activity and growth within our Evergreen Platform. This growth in FEAUM translated into 18% growth in management fees and 10% growth in fee-related earnings.

Specialized Funds/Investment Solutions

As noted above, we are proud of the results we were able to achieve with our Specialized Funds business despite the challenges in the broader markets throughout the year. We achieved strong growth in Specialized Funds FEAUM, which was up 25% this year and driven by contributions from several of our existing flagship products as well as the introduction of new franchises. During the year, we held the final close for our Equities Opportunities Fund V, raising more than $2 billion of LP commitments. This marks the largest fund that we've raised in this franchise and represents

21% growth relative to the prior fund. We also held the final close for Strategic Opportunities Fund VII with nearly $944 million of commitments, which also represented the largest ever fund raised in that series. Our Evergreen Platform continued to experience strong growth, ending fiscal 2023 at nearly $3.7 billion AUM across the entirety of the platform. This was driven by continued strength in monthly net inflows, coupled with solid investment performance. In addition, during the year, we launched a new offering within the Evergreen Platform – our Senior Credit Opportunities Fund ("SCOPE") – and have been pleased with the initial success of the product. Rounding out our existing suite of products, we also went out to market with our Secondary Fund VI, aiming to capitalize on the growth in the secondary market and leverage our market-leading position. As of March 31, 2023, we closed on nearly $2 billion of investor commitments and are encouraged with the momentum we've generated thus far. As I mentioned earlier, the growth achieved during the year was not only supported by our existing franchises, but also from meaningful contributions from our newer platforms.

During the year, we were proud to have closed on our inaugural Infrastructure Opportunities Fund with nearly $575 million of commitments in and alongside the fund. While this fund marks our first commingled infrastructure vehicle, Hamilton Lane has been a long-standing, active investor in the infrastructure space, managing separate accounts and providing advisory solutions for clients of all sizes for more than 20 years. Shortly after fiscal year end, we also held the final close for our Impact Fund II, notching nearly $365 million and growing the vehicle nearly 4x the size of Fund I. In addition, we launched our first Venture Access Fund shortly after year end and held a first close of $105 million of commitments. Like our Infrastructure activities, we have been actively investing in the venture space since 1996 through our separate account and advisory businesses and will now look to draw upon our long-standing and successful track record, as well as the relationships we've forged along the way, to provide investors with access to top venture managers by way of primary, secondary and co-investment opportunities through a commingled fund.

Enhancing the Shareholder Experience

Our Board has approved an 11% increase in our targeted annual fiscal dividend to $1.78 per share. This marks the sixth consecutive, double-digit percentage increase to our dividend since going public in 2017. Our ability to consistently increase distributions to shareholders every year speaks to the growth and strength of our business.

Aligning with Clients

As a sign of our steady and consistent growth as a firm, we continue to align ourselves alongside our clients and invest our capital alongside the portfolios we create for them. The value of our equity method investments in our funds grew to nearly $341 million and represents 27% compounded annual growth over the past five years.

HL Innovations

As one of the largest investors in private market technology companies, we're driving digital transformation within the industry and doing so for the advancement of our business and our asset class. Not only do we invest in and partner with disruptive and transformative technology providers to push the industry forward, we also develop our own tools designed to create the ideal portfolio solutions for ourselves and our clients. Fiscal 2023 was a significant one for us in this area, with multiple new partnerships and cutting-edge fintech firms that sought us not only to integrate their solutions into our workstreams but often also provide balance sheet capital to help drive growth. These included:

- CAIS

  CAIS is the leading alternative investment platform for financial advisors who seek improved access to, and education about, alternative investment funds and products. CAIS provides financial advisors with a broad selection of alternative investment strategies, including hedge funds, private equity, private credit, real estate, digital assets, and structured notes, allowing them to capitalize on opportunities and/or withstand ever-changing markets. As a firm, we are seeing significant macroeconomic tailwinds that highlight the urgency for improved access to alternative investments, especially for the independent wealth and non-institutional channels, and we feel strongly that technology can serve as a powerful tool in solving for some of the traditional accessibility challenges.

- Hazeltree

  Hazeltree is a leader in treasury and liquidity management technology for the alternative asset management industry. Hazeltree's innovative, cloud-based treasury and liquidity solutions deliver enhanced transparency, liquidity, risk mitigation, streamlined operations and increased IRR by optimizing counterparty interactions, credit facilities, margin requirements and fees. As a client of Hazeltree, we find it to be a transformative technology solution, allowing us to increase the speed and reliability of our treasury operations and gain greater security over our cash management processes, all while expanding our visibility into overall funding and currency needs for our clients.

- StashAway

  StashAway is a data-driven digital wealth management platform through which retail and accredited investors can access a variety of financial planning and portfolio management tools. The company offers products designed to assist with cash management, income generation, long-term capital appreciation and financial planning, with accredited investors able to access private market investments through StashAway Reserve. Our investment in StashAway furthers our mission in democratizing access to the private markets and we are proud to partner with StashAway as it continues to provide unique access in a seamless and transparent manner.

We remain committed to our existing portfolio of investments and providing both strategic and financial support to further their mission and our shared vision of making private markets better. We were proud to have led the Series B financing for Novata that included Microsoft as its newest strategic investor as well as partners and managing directors from a range of private equity firms including Canson Capital Partners, Clearlake Capital, Hellman & Friedman, Kohlberg & Company, Lindsay Goldberg and The Vistria Group. We were also proud to partner with TIFIN with the launch of a new AI-powered investment assistant that will combine Hamilton Lane's high-quality private markets data and intelligence with TIFIN's AI technology and capabilities.

In addition, we are committed to expanding access to the private markets for a broader set of investors and to bringing greater usability and transparency to our asset class through cutting-edge technologies such as blockchain and tokenization. In support of this, during the year we partnered with leading digital securities platforms such as Securitize, Figure, ADDX and Alta. We are committed to utilizing innovative technology solutions to solve some of the traditional pain points in the asset class and providing a seamless and transparent experience and increasingly large universe of investors accessing the private markets.

Global Expansion

We continue to identify areas around the world where demand for private markets is growing. The EMEA region has always been an area of strategic focus and importance to us, and our conviction in the opportunity set and dedication to our clients here has continued to build. We have grown intentionally and thoughtfully in EMEA, adding talent and expanding our footprint within key geographies and across both institutional and private wealth channels. To this end, we've recently added offices in Milan, Stockholm and Zug and now have six outposts across the region, doubling the number from 2021.

Across APAC, most recently we announced the official opening of our Shanghai, China office, underscoring our commitment to Asia Pacific. This marks our sixth location in the region, which includes offices in Hong Kong, Seoul, Shanghai, Singapore, Sydney and Tokyo.

Awards and Recognition

- In 2022, Hamilton Lane was named a "Best Place to Work in Money Management" by *Pensions & Investments*. This was our 11th consecutive year receiving this award and makes us one of only five firms – and the only alternatives manager – that has won the award every year since its inception. Once again, I can attribute this to the caliber of our employee base, which remains committed to fostering a strong culture of excellence and ultimately striving to do the right thing for our clients and partners.

- For the third consecutive year, Hamilton Lane was named to *Korea Economic Daily's* "Best of the Best Asset Managers" list and is once again the only firm to have won this distinction every year since it began.

- We were recognized as the "Secondaries Deal of the Year in Asia" by *Private Equity International.* The winning deal was a $360 million structured GP-led transaction of 15 investments held in L Catterton's third Asia-focused vehicle, with Hamilton Lane as the sole lead on the transaction.

- Our GPA Fund was named the "2023 Alternatives Fund of the Year" by *Money Management in Australia.* Award recipients were selected by Lonsec, one of the largest research houses in Australia that reviews managed funds. We view this recognition as a testament to the hard work of our Evergreen team's dedication to the growth and success of our Evergreen Platform over the last few years.

- Finally, we were named to the inaugural *Forbes* "50 Financial All-Stars" list, as selected by sector specialists at KBW. Half of the methodology was based on KBW's risk-adjusted return for the five years ending in September 2022, a ratio that reduces total return by a measure of the stocks' volatility, and the other half came from a set of fundamental metrics KBW analysts deemed important for each category like revenue growth or debt to equity. The list represents the upper echelon of the 556 companies KBW covers in the U.S., Europe and Japan. We were one of just three alternative asset managers named to the list.

Corporate Responsibility

For more than 30 years, Hamilton Lane has proudly helped our clients and their beneficiaries achieve more financially secure futures. We believe responsible and sustainable investing is a global business imperative and is key to building long-term value in a rapidly changing and increasingly complex world. Many nations, communities and individuals are holding companies accountable for their decision making as well as their advancement of more diverse, equitable and inclusive workplaces. Investment sectors cannot afford to sit on the sidelines of these issues, and that certainly holds true for the private markets.

As a global leader in our asset class, Hamilton Lane has consistently been at the forefront of industry changes, often helping to influence and drive them. Our commitment to responsible and sustainable investing practices is a prime example. Indeed, the notion of investing responsibly is at the core of our culture and values. To accomplish this, we are committed to selecting investment partners that we believe share our values and those of our clients. Responsible investing makes good business sense, as it integrates the desire for reducing risk with the goal of creating better outcomes for all stakeholders.

Throughout the year, we continued to make great strides in these efforts. We became signatories to the ESG Data Convergence Initiative, an organization with the goal of creating a critical mass of meaningful, performance based ESG data from private companies by converging on a standardized set of ESG metrics for private markets. The standard will allow general partners and portfolio companies to benchmark their current positions and generate progress toward ESG improvements while enabling greater transparency and more comparable portfolio information for limited partners and investment managers.

In addition, Hamilton Lane officially became a member of the National Association of Investment Companies ("NAIC"), the largest network of diverse-owned private equity firms and hedge funds. Through education, advocacy and industry events, NAIC is focused on increasing the flow of capital to high-performing, diverse investment managers often underutilized by institutional investors. We believe this membership reflects our commitment to the promotion of excellence and inclusion in the private markets.

Lastly, we partnered with Ownership Works, a nonprofit organization that works with companies and investors to provide all employees with the opportunity to build wealth through equity, and I serve on its board of directors. We also joined as a member firm of Out Investors, a global network with a mission to make the investing industry more welcoming for LGBTQ+ professionals.

In Conclusion

Throughout the year, the firm has continued to find ways to innovate, expand our offerings and ultimately deliver results and continue to grow. We continue to possess an unwavering commitment to our clients, shareholders and partners, and this year's results are a manifestation of that commitment. But given the environment we've faced over the past few years, it begs the question of where we go from here. While I unfortunately don't know what the future holds, I do know that:

- We will continue to innovate,

- We will continue to be guided by doing the right thing by and for our clients around the world,

- We will continue to strive for excellence while maintaining our discipline and,

- We will continue to lean on our guiding principles and mission statement to keep us focused and grounded.

It's really what we've always done and what you've come to expect from Hamilton Lane. We appreciate your continued partnership and support and invite you along as we continue our journey.

Thank you.

Mario Giannini
Chief Executive Officer

Note: Nothing in this Annual Report is an offer to sell, or solicitation of an offer to purchase, interests in any of our investment products. Forward-looking statements in this letter are subject to the Cautionary Note appearing on page 3 of the enclosed Form 10-K.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended <u>March 31, 2023</u>
or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number <u>001-38021</u>

HAMILTON LANE INCORPORATED

(Exact name of Registrant as specified in its charter)

Delaware	**26-2482738**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
110 Washington Street, Suite 1300	
Conshohocken, PA	**19428**
(Address of principal executive offices)	(Zip Code)

(610) 934-2222
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.001 par value per share	**HLNE**	**The Nasdaq Stock Market LLC**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of Class A common stock held by non-affiliates of the registrant on September 30, 2022, based on the closing price of $59.61 as reported by the Nasdaq Stock Market, was approximately $1,975.1 million.

As of May 23, 2023, there were 38,589,994 shares of the registrant's Class A common stock and 15,409,507 shares of the registrant's Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference information from the registrant's definitive proxy statement related to the 2023 annual meeting of stockholders.

Table of Contents

This Annual Report on Form 10-K ("Form 10-K") includes certain information regarding the historical performance of our specialized funds and customized separate accounts. An investment in shares of our Class A common stock is not an investment in our specialized funds or customized separate accounts. In considering the performance information relating to our specialized funds and customized separate accounts contained herein, current and prospective Class A common stockholders should bear in mind that the performance of our specialized funds and customized separate accounts is not indicative of the possible performance of shares of our Class A common stock and is also not necessarily indicative of the future results of our specialized funds or customized separate accounts, even if fund investments were in fact liquidated on the dates indicated, and there can be no assurance that our specialized funds or customized separate accounts will continue to achieve, or that future specialized funds and customized separate accounts will achieve, comparable results.

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are owned by us or licensed by us. We also own or have the rights to copyrights that protect the content of our solutions. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Form 10-K are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks, trade names and copyrights.

This Form 10-K may include trademarks, service marks or trade names of other companies. Our use or display of other parties' trademarks, service marks, trade names or products is not intended to, and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, service mark or trade name owners.

Unless otherwise indicated, information contained in this Form 10-K concerning our industry and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources (including industry publications, surveys and forecasts), and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data and our knowledge of such industry and markets that we believe to be reasonable. Although we believe the data from these third-party sources is reliable, we have not independently verified any third-party information.

Unless otherwise indicated or the context otherwise requires, all references in this Form 10-K to "we," "us," "our," the "Company," "Hamilton Lane" and similar terms refer to Hamilton Lane Incorporated and its consolidated subsidiaries. As used in this Form 10-K, (i) the term "HLA" refers to Hamilton Lane Advisors, L.L.C. and (ii) the terms "Hamilton Lane Incorporated" and "HLI" refer solely to Hamilton Lane Incorporated, a Delaware corporation, and not to any of its subsidiaries.

Cautionary Note Regarding Forward-Looking Information

Some of the statements in this Form 10-K may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Words such as "will", "expect", "believe", "estimate", "continue", "anticipate", "intend", "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements discuss management's current expectations and projections relating to our financial position, results of operations, plans, objectives, future performance and business. All forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different, including risks relating to: our ability to manage growth, fund performance, competition in our industry, changes in our regulatory environment and tax status; market conditions generally; our ability to access suitable investment opportunities for our clients; our ability to maintain our fee structure; our ability to attract and retain key employees; our ability to manage our obligations under our debt agreements; defaults by clients and third-party investors on their obligations to fund commitments; our exposure and that of our clients and investors to the credit risks of financial institutions at which we and they hold accounts; our ability to comply with investment guidelines set by our clients; our ability to successfully integrate acquired businesses with ours; our ability to manage risks associated with introducing new types of investment structures, products or services or entering into strategic partnerships; our ability to manage redemption or repurchase rights in certain of our funds; our ability to manage, identify and anticipate risks we face; our ability to manage the effects of events outside of our control; and our ability to receive distributions from HLA to fund our payment of dividends, taxes and other expenses.

The foregoing list of factors is not exhaustive. For more information regarding these risks and uncertainties as well as additional risks that we face, you should refer to the Summary of Risk Factors below, the more detailed discussion of our Risk Factors included in Part I, Item 1A of this Form 10-K and our subsequent reports filed from time to time with the Securities and Exchange Commission (the "SEC"). The forward-looking statements included in this Form 10-K are made only as of the date we filed this report. We undertake no obligation to update or revise any forward-looking statement as a result of new information or future events, except as otherwise required by law.

Summary of Risk Factors

The following is a summary of the principal risk factors associated with investing in our Class A common stock. You should read this summary in conjunction with the more detailed description of these risks in Part I, Item 1A of this report under the heading "Risk Factors" and in other filings that we make from time to time with the SEC.

We are subject to risks related to our business, including risks related to:

- investment performance;
- the identification and availability of suitable investment opportunities;
- competition for investments;
- conflicts of interest;
- retaining our senior management team and recruiting other qualified professionals;
- expanding our business, formulating new business strategies, entering into new geographic markets and strategic partnerships and integrating acquired businesses with ours;
- declines in the pace or size of fundraising;
- our use of leverage and the dependence on leverage by certain funds, customized separate accounts and portfolio companies and exposure to the credit risks of financial institutions;

- investors not satisfying their contractual obligations to fund capital calls;
- our failure to comply with investment guidelines;
- misconduct by our employees, advisors or third-party service providers;
- the variability at which we receive distributions of carried interest;
- the redemption or repurchase rights of investors in certain of our funds;
- valuation methodologies;
- investments in relatively high-risk, illiquid assets;
- the business, regulatory, legal and other complexities of investment opportunities;
- undiversified investments;
- investments in funds and companies that we do not control;
- investments that rank junior to investments made by other investors;
- the growth of our business;
- our ability to maintain our desired fee structure;
- our risk management strategies and procedures;
- limitations in our due diligence process;
- our use of technology to collect and analyze data;
- operational risks and data security breaches;
- compliance with privacy laws and regulations;
- claims for damages and negative publicity;
- increasing scrutiny by clients, regulators and others on environmental, social and governance ("ESG") matters;
- climate change and climate change-related regulations;
- the occurrence of another global health crisis like the coronavirus ("COVID-19") pandemic; and
- our business operations outside of the United States.

We are subject to risks related to our industry, including risks related to:

- intense competition in the investment management industry;
- difficult or volatile market, geopolitical and economic conditions;
- extensive government regulation of our business by the United States and other jurisdictions; and
- federal, state and foreign anti-corruption and sanctions laws.

We are subject to risks related to our organizational structure, including risks related to:

- our being a "controlled company" within the meaning of the Nasdaq listing standards;
- our dependence on distributions from HLA to pay dividends, taxes and other expenses;
- challenges by regulators with respect to our tax treatment;
- our obligations to make distributions to current and former members of HLA;
- potential conflicts of interest between members of management who hold most of their economic interest in HLA through other entities and holders of our Class A common stock;
- the disparity in voting rights between the classes of our common stock;
- the sale of a large number of shares of our Class A common stock or the perception that such sales could occur;
- our ability to pay dividends;
- anti-takeover provisions in our charter documents and under Delaware law;
- our certificate of incorporation's designation of the Court of Chancery in the State of Delaware as the exclusive venue for certain types of lawsuits;
- being deemed an "investment company"; and
- the potential assignment of our investment advisory agreements upon a change of control.

PART I

Item 1. Business

Our Company

We are a global private markets investment solutions provider with approximately $112 billion of assets under management ("AUM"), and approximately $745 billion of assets under advisement ("AUA") as of March 31, 2023. We work with our clients to conceive, structure, build out, manage and monitor portfolios of private markets funds and direct investments, and we help them access a diversified set of such investment opportunities worldwide. Our clients are principally large, sophisticated, global investors that rely on our private markets expertise, deep industry relationships, differentiated investment access, risk management capabilities, proprietary data advantages and analytical tools to navigate the increasing complexity and opacity of private markets investing. While some maintain their own internal investment teams, our clients look to us for additional expertise, advice and outsourcing capabilities. In addition to our institutional client base, we have a growing number of non-institutional clients stemming from the private wealth channel, which includes family offices and high-net-worth individuals, who utilize our products and services to gain access to the private markets.

We were founded in 1991 and have been dedicated to private markets investing for over three decades. We currently have over 600 employees, including 204 investment professionals, operating across 22 global offices servicing our clients throughout the world.

We offer a variety of investment solutions to address our clients' needs across a range of private markets, including private equity, private credit, real estate, infrastructure, natural resources, growth equity, venture capital and impact. These solutions are constructed from a range of investment types, including primary investments in funds managed by third-party managers, direct investments alongside such funds and acquisitions of secondary stakes in such funds, with a number of our clients utilizing multiple investment types. These solutions are offered in a variety of formats covering some or all phases of private markets investment programs:

- *Customized Separate Accounts*: We design and build customized portfolios of private markets funds and direct investments to meet our clients' specific portfolio objectives with regard to return, risk tolerance, diversification and liquidity. We generally have discretionary investment authority over our customized separate accounts, which comprised approximately $85 billion of our AUM as of March 31, 2023.

- *Specialized Funds*: We organize, invest and manage specialized primary, secondary and direct investment funds. Our specialized funds invest across a variety of private markets and include equity, equity-linked and credit funds offered on standard terms, as well as shorter duration, opportunistically oriented funds. We launched our first specialized fund in 1997. Since then, our product offerings have grown steadily and now include evergreen offerings that primarily invest in secondaries and direct investments in equity and credit and are available to certain high-net-worth individuals. Specialized funds comprised approximately $27 billion of our AUM as of March 31, 2023.

- *Advisory Services*: We offer investment advisory services to assist clients in developing and implementing their private markets investment programs. Our investment advisory services include asset allocation, strategic plan creation, development of investment policies and guidelines, the screening and recommending of investments, the monitoring of and reporting on investments and investment manager review and due diligence. Our advisory clients include some of the largest and most sophisticated private markets investors in the world. We had approximately $745 billion of AUA as of March 31, 2023.

- *Distribution Management*: We offer distribution management services to our clients through active portfolio management to enhance the realized value of publicly traded stock they receive as distributions in-kind from private equity funds.

- *Reporting, Monitoring, Data and Analytics*: We provide our clients with comprehensive reporting and investment monitoring services, usually bundled into our broader investment solutions offerings, but also on a stand-alone, fee-for-service basis. We also provide comprehensive research and analytical services as part of our investment solutions, leveraging our large, global, proprietary and high-quality database for transparency and powerful analytics. Our data, as well as our benchmarking and forecasting models, are accessible through our proprietary technology solution, Cobalt LP, on a stand-alone, subscription basis.

Our client and investor base is broadly diversified by type, size and geography. Our client base primarily comprises institutional investors that range from those seeking to make an initial investment in alternative assets to some of the world's largest and most sophisticated private markets investors. As we offer a highly customized, flexible service, we are equipped to provide investment services to institutional clients of all sizes and with different needs, internal resources and investment objectives. Our clients include prominent institutional investors in the United States, Canada, Europe, the Middle East, Asia, Australia and Latin America. We provide private markets solutions and services to some of the largest global pension, sovereign wealth and U.S. state pension funds. In addition, we believe we are a leading provider of private markets solutions for U.S. labor union pension plans, and we serve numerous smaller public and corporate pension plans, sovereign wealth funds, financial institutions and insurance companies, endowments and foundations, as well as family offices and high-net-worth individuals.

Our intermediary clients, which also include registered investment advisers, enable us to provide our investment products to an expanded range of high-net-worth individuals and family offices. Historically, this segment of investors has had limited options for gaining exposure to the private markets. Hamilton Lane's private wealth platform offers this segment access to private capital and its wealth creation potential. Our differentiators include a global platform, a range of risk/return offerings via both semi-liquid and closed-end funds and multiple investment strategies.

We have a diversified revenue stream from a variety of client types in multiple geographic regions, with no single client representing more than 3% of management and advisory fee revenues. For the year ended March 31, 2023, our top 10 clients generated approximately 16% of management and advisory fee revenues, and our top 20 clients generated approximately 24% of management and advisory fee revenues with all of our top 20 clients having multiple allocations, products or services with us. A significant portion of our revenue base is recurring and is based on the long-term nature of our specialized funds and customized separate accounts as well as long-term relationships with many of our clients, providing highly predictable cash flows.

Since our inception, we have experienced consistent, strong growth, which continues to be reflected in our more recent AUM and AUA growth. As of March 31, 2023, we had AUM of approximately $112 billion, reflecting a 16% compound annual growth rate ("CAGR") from March 31, 2019, and our AUM increased in each fiscal year during this timeframe. We had approximately $745 billion of AUA as of March 31, 2023, reflecting a 15% CAGR from March 31, 2019.

Organizational Structure

Initial Public Offering and Reorganization

HLI was incorporated in the State of Delaware on December 31, 2007 and conducted its initial public offering ("IPO") in 2017. HLI is a holding company with no direct operations. Its principal asset is an equity interest in HLA. It serves as the managing member of HLA and operates and controls all of HLA's business and affairs.

In connection with the IPO, we completed a series of transactions in order to effect a corporate reorganization, which we refer to collectively throughout this Form 10-K as the “Reorganization”. As part of the Reorganization, we changed our structure to what is commonly referred to as an “Up-C” structure, which provides our pre-IPO owners with the tax advantage of continuing to own interests in a pass-through structure and provides potential future tax benefits for both the public company and the legacy owners (through the tax receivable agreement) when they ultimately exchange their pass-through interests for shares of Class A common stock or, at our election, for cash. HLI has dual-class common stock, the rights of which are described in more detail below. The below chart summarizes our organizational structure as of March 31, 2023.



Class B Holders(1)
Public Investors / Direct HLI Stockholders
Class B common stock
80.0% voting interest
de minimis economic interest
Class A common stock
100% economic interest
20.0% voting interest
Hamilton Lane Incorporated
Class A units(2)
Sole Managing Member
70.1% economic interest
Class B units(1)
28.6% economic interest
Class C Holders(1)
Hamilton Lane Advisors, L.L.C.
Class C units(1)
1.3% economic interest

---

(1) The Class B Holders, who hold Class B units, and Class C Holders, who hold Class C units, are pre-IPO owners of our business who continue to hold their interests directly in HLA. Class B units and Class C units may be exchanged on a one-for-one basis for shares of Class A common stock or, at our election, for cash, pursuant to and subject to the restrictions set forth in the exchange agreement.

(2) We hold all of the Class A units of HLA, representing the right to receive approximately 70.1% of the distributions made by HLA. We act as the sole manager of HLA and operate and control all of its business and affairs.

Class A and Class B Common Stock

Our Class A common stock is our publicly traded stock and is listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “HLNE”. Our Class B common stock was issued as part of the Reorganization to the holders of our Class B units, who are certain significant outside investors, members of management and significant employee owners. There is no trading market for our Class B common stock.

Economic Rights

Holders of Class A common stock are entitled to full economic rights, including the right to receive dividends when and if declared by our board of directors, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Holders of Class B common stock are entitled to receive only the par value of the Class B common stock upon exchange of the corresponding Class B unit pursuant to the exchange agreement. The exchange of a Class B unit will result in the redemption and cancellation of the corresponding share of Class B common stock.

Voting Rights

Except as provided in our certificate of incorporation or by applicable law, holders of Class A common stock and Class B common stock vote together as a single class. Our Class A common stock entitles the holder to one vote per share. Our Class B common stock entitles the holder to ten votes per share until a Sunset becomes effective. After a Sunset becomes effective, each share of Class B common stock will then entitle the holder to one vote.

A "Sunset" is triggered by any of the following: (i) Hartley R. Rogers, Mario L. Giannini and their respective permitted transferees collectively cease to maintain direct or indirect beneficial ownership of at least 10% of the outstanding shares of Class A common stock (determined assuming all outstanding Class B units and Class C units have been exchanged for Class A common stock); (ii) Mr. Rogers, Mr. Giannini, their respective permitted transferees and employees of us and our subsidiaries cease collectively to maintain direct or indirect beneficial ownership of an aggregate of at least 25% of the aggregate voting power of our outstanding Class A common stock and Class B common stock; (iii) Mr. Rogers and Mr. Giannini both voluntarily terminate their employment and all directorships with HLA and us (other than by reason of death or, in each case as determined in good faith by our board of directors, disability, incapacity or retirement); or (iv) the end of the fiscal year in which occurs the fifth anniversary of the death of the second to die of Mr. Rogers and Mr. Giannini. A Sunset triggered under clauses (i), (ii) and (iii) during the first two fiscal quarters will generally become effective at the end of that fiscal year, and a Sunset triggered under clauses (i), (ii) and (iii) during the third or fourth fiscal quarters will generally become effective at the end of the following fiscal year. A Sunset pursuant to clause (iv) will become effective on the occurrence of the event listed in clause (iv), unless a Sunset is also triggered under clause (i) or (ii) that would result in an earlier Sunset, in which case the earlier Sunset will result.

If Mr. Rogers or Mr. Giannini voluntarily terminates his employment and directorships as contemplated by clause (iii) after the death of the other, then the Sunset will become effective on the timing set out in clause (iii). Otherwise, a voluntary termination as to only one of them will result in a Sunset becoming effective on the timing set out in clause (iv). Because a Sunset may not take place for some time, certain of the Class B Holders will, by virtue of their voting control of us and the stockholders agreement described below, continue to control us for the near future.

Our Class B common stockholders collectively hold 80% of the combined voting power of our common stock. Certain of the holders of our Class B common stock who are significant outside investors, members of management and significant employee owners have, pursuant to a stockholders agreement, agreed to vote all of their shares in accordance with the instructions of HLA Investments, LLC ("HLAI"), our controlling stockholder. The parties to the stockholders agreement control approximately 80% of the combined voting power of our common stock. This group is therefore able to exercise control over all matters requiring the approval of our stockholders, including the election of our directors and the approval of significant corporate transactions.

When a Class B Holder exchanges Class B units pursuant to the exchange agreement, it will result in the redemption and cancellation of the corresponding number of shares of our Class B common stock in exchange for a cash payment of the par value of such shares and, therefore, will decrease the aggregate voting power of our Class B Holders.

Business Strategy

The alternative investment industry has experienced significant and consistent growth, which we expect to continue and contribute to our future growth in the long term. Given our leading market position and strong reputation for investing and client service, our objective is to continue to leverage the following strategic advantages to exceed the industry growth rate.

Leverage our market leading position as one of the largest allocators of primary capital to the world's leading fund managers. Given the size and scale of the assets we manage and advise on, we are viewed as a crucial partner to the world's leading private markets fund managers. We believe we are one of the largest allocators of primary capital to these fund managers and as such, have established ourselves as a trusted partner whose relationships extend beyond just capital. Our clients benefit from this positioning by way of unique investment opportunities and economies of scale.

Develop innovative private markets solutions. Many of our clients engage us because of our ability to create customized programs that meet their particular investment needs and provide access to a broad spectrum of private markets investment opportunities. We believe that a broad range of solutions across almost every private markets asset class enables us to remain a leader in structuring private markets investment portfolios and to continue to provide the best solutions for our existing and future clients. We intend to continue to meet our clients' demands for alternative investments via primary, secondary and direct investment opportunities, which provide attractive return characteristics, as well as innovative specialized fund products, while at the same time allowing us to benefit from economies of scale. In addition, we continue to expand into adjacent asset classes and newer strategies, which will allow us to further broaden our solutions capabilities, diversify our business mix and allow us to benefit from growth in private markets asset classes. Examples of such expansion include asset classes such as private credit, infrastructure and real assets. Newer strategies include investments in businesses with a focus on the core categories of environmental and/ or social impact.

Diversify and grow client base. We aim to continue to expand our relationships with existing clients and intend to capitalize on significant opportunities in new client segments globally, such as smaller institutions and high-net-worth individuals. We believe these investors offer an attractive opportunity to further diversify and grow our client base because many of them have only recently begun to invest in, or increase their allocations to, alternative investments.

Expand distribution channels. We continue to build a scalable, cost-effective global institutional sales organization, which provides us with a strong local presence in several markets. Our sales organization comprises our institutional client and private wealth solutions groups, which are dedicated to marketing our services and products globally. In addition, we intend to increase our profile with influential intermediaries that advise individual and institutional clients, particularly small and medium-sized institutions and high-net-worth individuals and family offices. We have also entered into strategic distribution partnerships with financial institutions in certain geographical regions and market sectors to gain access to their captive client bases. As we continue to explore different ways to access alternative distribution channels, we are also acting as "sub-advisor" for financial intermediaries with significant distribution strength. In this role, we perform a range of investment services from portfolio construction to investment management, while the distribution partner focuses on product distribution and client service. In the context of these partnerships, the distribution partner often aims to provide its clients with products under its own brand, which we achieve by rebranding our existing offerings or by creating customized offerings carrying the distribution partner's name. We anticipate increasing sub-advisory opportunities as we continue to target high-net-worth individuals and family offices.

Identify unique technology solution providers and strategic partners that we believe can help make us and the industry better and put our balance sheet capital behind them to form mutually-beneficial partnerships. We view the implementation of technology into our workflows as critical to maintaining our market-leading position in private markets. Given this status, we are often a sought-after partner for technology-oriented businesses that are developing cutting-edge and innovative solutions that will help grow and improve the industry. We identify and develop strategic partnerships with, and/or opportunistically seek minority stakes in these companies and often, are either a client of these companies or share in a common vision that will provide strategic benefits to both parties. Examples of these partnerships include Russell Investments Group (a leading outsourced chief investment officer function), Cobalt LP (benchmarking and diligence), Canoe Intelligence (document digitalization and processing), iCapital Network (high-net-worth fundraising portal), Fairwords (formerly known as Honcho) (governance/monitoring software), Novata (private company ESG data collection), TIFIN (tech-enabled wealth management platform), ADDX (Singapore digital securities exchange), CAIS (alternative investment retail platform), Stashaway (digital wealth management platform), Hazeltree (treasury and portfolio finance solutions), Securitize (digital/ tokenized asset securities firm), Figure (digital fund management solutions) and Alta (digital marketplace for alternative investments).

Expand private markets solutions and products to defined contribution, retail and similar pools of investable assets. We believe we are pioneers in the creation, distribution, and management of products such as specialized secondaries, direct investments and specialty credit strategies that are designed to serve defined contribution retirement plans and similar entities. Many of our defined contribution retirement plan clients are based outside of the United States, ranging across Australia, Europe, and Latin America, among other geographies. While these clients tend to have lower private markets allocations than those of defined benefit pension plans, their comfort with, interest in and allocations to private markets alternative investments have tended to increase over time, due in part to significant advancements in the areas of private markets data and benchmarking, where we believe we play a leading role. Therefore, we intend to continue to develop, market and manage investment solutions and products specifically aimed at helping these investors create appropriately structured private markets alternatives programs.

Expand globally. We have substantially grown our global presence, both in terms of clients and investments, by expanding our international offices as well as our client presence. We have built a significant presence to serve clients in Europe, Latin America, the Middle East, Asia, Australia and Canada, and we have offices in Frankfurt, London, Milan, Stockholm, Zug, Mexico City, Tel Aviv, Hong Kong, Seoul, Shanghai, Singapore, Tokyo, Sydney and Toronto. In each of these places, we serve major institutional clients, and we review and commit capital to established local private markets funds on behalf of our clients. Our aim is to continue expanding our global presence through further direct investment in personnel, development of client relationships and increased investments with, and direct investments alongside, established private markets fund managers.

We believe that many institutional investors outside the United States are currently underinvested in private markets asset classes and that capturing capital inflows into private capital investing from non-U.S. global markets represents a significant growth opportunity for us. We think that investors from developing regions will increasingly seek branded multi-capability alternative investment managers with which to invest. We believe that geographically and economically diverse non-U.S. investors will require a highly bespoke approach and will demand high levels of transparency, governance and reporting. We have seen this pattern developing in many places, including Europe, the Middle East, Latin America, Australasia, Japan, South Korea, Southeast Asia and China, and have positioned ourselves to take advantage of it by establishing local presences with global investment capabilities.

We believe we are uniquely capable of pursuing the opportunities arising from increased allocations among institutional investors and the rapid wealth creation globally among high-net-worth individuals because of our strong brand recognition, multi-office resources, experienced team of investment professionals and comprehensive suite of products and services.

Leverage proprietary databases and analytics to enhance our existing service offerings and develop new products and services. When compared to more liquid investment areas, the private markets industry is characterized by the limited availability and inconsistency of quality information. We believe that the general trend toward transparency and consistency in private markets reporting will create new opportunities for us. We intend to use the advantages afforded to us by our proprietary databases, analytical tools and deep industry knowledge to drive our performance and provide our clients with customized solutions across private markets asset classes. We expect that our data and analytical capabilities will play an important role in continuing to differentiate our products and services from those of our competitors.

Investment Types

We provide our clients access to private markets investment opportunities diversified across financing stages, geographic regions and industries through the investment types described below.

- *Primary Investments.* Primary investments are investments in private markets funds at the time the funds are initially launched. The investments take the form of a capital commitment, where the fund will call capital from investors over time as investments are made. At the time we commit capital to a fund on behalf of our specialized funds or customized separate accounts, the investments that the fund will make are generally not known and investors typically have very little or no ability to influence the investments that are made during the fund's investment period. Primary funds usually have a contractual duration of between 10 and 15 years, with the capital typically deployed over a period of four to six years. For advisory and customized separate account clients, our investment recommendations and decisions are designed to achieve specific portfolio construction and return objectives mutually developed by us and the clients. Subject to specific client investment guidelines, we rarely invest in "first time" funds unless the management team has previously worked successfully together and built a credible and impressive track record.

- *Secondary Investments.* The private secondary market is a non-regulated private market in which buyers and sellers directly negotiate the terms of transactions. The secondary market has grown dramatically in the last 20 years and today provides a reliable liquidity option for owners of private markets interests across the entire spectrum of strategies as well as attractive buying opportunities for secondary investors. Institutional investors utilize the secondary market for strategic portfolio rebalancing, rationalizing overlapping positions resulting from mergers and acquisitions or providing liquidity when facing cash constraints. As private markets have evolved, so too have the needs and objectives of both limited partners and general partners. Today, the secondary market extends beyond purchases of existing limited partner interests and now includes a number of liquidity solutions that include, but are not limited to, continuation funds, single-asset purchases and strip sales.

- *Direct investments.* Direct investments (formerly referred to as "co-investments") are direct equity or credit investments alongside private markets funds in underlying portfolio companies. This strategy aims to partner with leading fund managers to invest capital directly into the companies, generally on the same terms as the lead general partner. Our direct investment strategy starts with actively soliciting the managers of private markets funds in which we have made investments to offer our specialized funds and customized separate accounts all direct investment opportunities that may arise from their investment operations.

  The investment team analyzes and considers each deal to select those opportunities that best suit the direct investment funds' investment objectives and create an appropriate diversity of investment type, industry, geography and manager. We generally make direct investments on a parallel basis with the private markets funds and managers leading the investments, by purchasing similar securities on similar terms with exit provisions that allow the direct investment funds through which we invest to realize their investments at the same time and on a pro rata basis.

Investment Process and Monitoring

Our investment team is generally organized by investment type (primary, secondary and direct investment). The direct investment team is further specialized with separate teams that focus on equity or credit. We also have a specialized team that analyzes all investment types related to real assets opportunities. Our evergreen investment team utilizes the same investment process and allocation priority as our institutional single-strategy funds. Lastly, our portfolio management group draws upon data analysis to form views at the industry level. Each of these teams, with the exception of private market analytics, has its own discrete investment committees, although there is significant overlap among committee members.

Regardless of the investment type or strategy, our investment process remains generally consistent, detailed and thorough from sourcing to closing. Throughout the years, we have invested heavily and prioritized the ability to share data and information efficiently amongst all of our investment teams. The teams leverage our technology systems to guide the investment decision process.

Each of our investment teams incorporates an investment committee that is composed of select senior professionals from the organization who collectively review, opine and make the ultimate decision as to the opportunities in which we will invest. Our operational due diligence ("ODD") team is empowered with separate voting rights on each of the firm's fund investment opportunities, which means that we will only proceed with investments that are approved by both our investment committee and our ODD team. Each review completed by our ODD team results in a full report documenting each risk area and any existing mitigating factors, our recommendations to each manager and our proprietary risk-rating system. As investments are approved by the relevant investment committees, our allocation committee reviews each opportunity in light of the policies and procedures of the accounts that will be investing and oversees the implementation of our allocation policies. This committee generally serves to help ensure that investment opportunities are treated in accordance with our contractual obligations and fiduciary duties to our clients and are consistent with our allocation policies. The allocation committee is composed of senior professionals throughout the organization.

We have worked to institutionalize our approach to responsible investment. Since 2008, we have been a signatory to the UN-backed Principles for Responsible Investment ("PRI"). Responsibility for oversight, strategy and guidance on ESG rests with our Responsible Investment Committee ("RIC"), which includes senior members of the firm. RIC members are also present at every investment committee meeting to monitor investment compliance. Today, we fully integrate ESG into all of our due diligence processes, ensuring that ESG issues are taken into account when making investment decisions. We employ a proprietary rating system that seeks to benchmark the fund managers with whom we invest to best practices, which means that the standards we expect from our general partners are continuously increasing. Included in our overall approach to ESG is our ongoing focus on diversity, equity and inclusion ("DE&I"), both at the general partner and underlying portfolio company level. For more information on ESG and our investment process, see "— Corporate Responsibility" below.


Assets Under Management and Advisement


As of March 31, 2023, we had total AUA and AUM of approximately $857 billion, of which $112 billion represents AUM from our customized separate accounts and specialized funds, and $745 billion represents AUA managed on behalf of our advisory accounts. Our AUM and AUA have distinctive terms and fee arrangements, and therefore are presented separately in this section.

AUM

Our AUM, as presented in this Form 10-K, comprise the assets associated with our customized separate accounts and specialized funds. AUM does not include the assets associated with our distribution management services. We classify assets as AUM if we have full discretion over the investment decisions in an account. We calculate our AUM as the sum of:

(1) the net asset value ("NAV") of our clients' and funds' underlying investments;

(2) the unfunded commitments to our clients' and funds' underlying investments; and

(3) the amounts authorized for us to invest on behalf of our clients and fund investors but not committed to an underlying investment.

Management fee revenue is based on a variety of factors and is not linearly correlated with AUM. However, we believe AUM is a useful metric for assessing the relative size and scope of our asset management business.

Our AUM has grown from approximately $61 billion as of March 31, 2019 to approximately $112 billion as of March 31, 2023, representing a CAGR of approximately 16%. The following chart summarizes this growth.

AUM



(As of the fiscal year end March 31)

■ Customized Separate Accounts   ■ Specialized Funds

AUA

Our AUA comprise assets from clients for which we do not have full discretion to make investments in their account. We generally earn revenue on a fixed fee basis on our AUA client accounts for services including asset allocation, strategic planning, development of investment policies and guidelines, screening and recommending investments, monitoring and reporting on investments and investment manager review and due diligence. Advisory fees vary by client based on the amount of annual commitments, services provided and other factors. Since we earn annual fixed fees from the majority of our AUA clients, the growth in AUA from existing accounts does not have a material impact on our revenues. However, we view AUA growth as a meaningful benefit in terms of the amount of data we are able to collect and the degree of influence we have with fund managers.

Assets related to our advisory accounts have increased from approximately $422 billion as of March 31, 2019, to approximately $745 billion as of March 31, 2023, representing a CAGR of approximately 15%. Our AUA clients are predominately large institutional investors, with 46% of AUA related to public pension funds and 31% related to sovereign wealth funds. Our AUA is diversified across geographies with approximately 44% derived from clients based outside of the United States.

The following chart summarizes the growth of our AUA since fiscal year 2019.

AUA



$ (Billions)

(As of the fiscal year end March 31)

2019: $422, 2020: $434, 2021: $631, 2022: $795, 2023: $745

Diversification of Assets

Given our goal of achieving strong investment returns and portfolio diversification for clients, investments are made across multiple private markets sub-asset classes, including corporate finance/buyout, growth equity, venture capital, senior credit, mezzanine, distressed debt, real estate, real assets, infrastructure and other special situation funds (e.g., industry-focused funds and multi-stage funds). Because we have a considerable volume of investment opportunities globally, we selectively invest not only across sub-asset classes, but also across all major geographic regions, including North America, Europe, Asia, Australasia, Latin America, the Middle East and Africa.

Fee-Earning Assets Under Management

Fee-earning AUM is a metric we use to measure the assets from which we earn management fees. Our fee-earning AUM comprise assets in our customized separate accounts and specialized funds from which we derive management fees that are generally derived from applying a certain percentage to the appropriate fee base. We classify customized separate account revenue as management fees if the client is charged an asset-based fee, which includes the majority of our discretionary AUM accounts but also includes certain non-discretionary AUA accounts. Our fee-earning AUM is equal to the amount of capital commitments, net invested capital and NAV of our customized separate accounts and specialized funds depending on the fee terms. The vast majority of our customized separate accounts and specialized funds earn fees based on commitments or net invested capital, which are not affected by market appreciation or depreciation. Therefore, revenues and fee-earning AUM are not significantly affected by changes in market value.

Our calculations of fee-earning AUM may differ from the calculations of other asset managers, and as a result, this measure may not be comparable to similar measures presented by other asset managers. Our definition of fee-earning AUM is not based on any definition that is set forth in the agreements governing the customized separate accounts or specialized funds that we manage.

As of March 31, 2023, our fee-earning AUM was approximately $57 billion compared to $112 billion in AUM. The difference is due primarily to $36 billion of discretionary AUM earning a flat fee or fee on number of funds for which we categorize revenue as advisory and reporting. This was partially offset by $3 billion of fee-earning AUM from customized separate accounts clients with non-discretionary AUA. The remaining $22 billion is non fee-earning AUM, which includes accounts that earn fees as discretionary AUM is invested or considered active as well as accounts past their fee-earning period.

The following chart summarizes the growth of our fee-earning AUM since fiscal year 2019.



Fee-Earning AUM

* Amounts may not foot due to rounding

Our Clients

Our client base primarily comprises investors that range from those seeking to make an initial investment in alternative assets to some of the largest and most sophisticated private markets investors. As we offer a highly customized, flexible service, we are equipped to provide investment services to clients of all sizes and with different needs, internal resources and investment objectives. Our clients include prominent investors in the United States, Canada, Europe, the Middle East, Asia, Australia and Latin America. We believe we are a leading provider of private markets solutions for U.S. labor union pension plans, and we serve numerous smaller public and corporate pension plans, sovereign wealth funds, financial institutions and insurance companies, endowments and foundations, as well as family offices and high-net-worth individuals.

As of March 31, 2023, our client and investor base included over 1,000 institutions and intermediaries and is broadly diversified by type, size and geography. Our intermediary clients enable us to provide our investment products to an expanded range of high-net-worth individuals and family offices. We have a diversified revenue stream from a variety of client types in multiple geographic regions, with no single client representing more than 3% of management and advisory fee revenues. Approximately 58% of our fiscal 2023 management and advisory fee revenues came from clients based outside of the United States. A significant portion of our revenue base is recurring and, based on the long-term nature of our funds as well as long-term relationships with many of our clients, provides highly predictable cash flows. For the year ended March 31, 2023, our top 10 clients generated approximately 16% of management and advisory fee revenues, and our top 20 clients generated approximately 24% of management and advisory fee revenues.

Sales and Marketing

Our client and private wealth solutions groups consist of employees around the world, including in the United States, United Kingdom, Hong Kong, Japan, Singapore, South Korea, Israel, Australia, Canada and throughout continental Europe. We intend to grow our global sales force as we seek to continue to build our client base and pursue growth opportunities in less developed private equity markets such as Asia and Australia. See "—Business Strategy." The execution of our marketing strategy relies primarily on our own business development group, which historically has generated the substantial majority of our new client engagements. To enhance our access to markets where we do not currently have a local presence or that are dominated by captive client relationship models, we selectively engage highly respected third-party organizations to market our products and services. For example, we selectively use third-party distributors in Asia and Latin America.

Our client and private wealth solutions groups are responsible for identifying and contacting prospective clients for our products and services. Our sales people also work directly with consultants and financial advisers that advise smaller and medium-size institutional investors and high-net-worth individuals, who often rely on advice in the alternative investment area. Following the initial round of meetings and presentations, prospective advisory and customized separate account clients and specialized fund investors that wish to learn more about us often visit our offices with a team to conduct in-depth due diligence of our firm. Our sales people lead this process, coordinate meetings, and continue to be the prospective client's principal contact with us through the decision-making process.

Client Service

Our client service group includes employees located in the United States, United Kingdom, Italy, Israel, Japan, Hong Kong, South Korea, Singapore and Australia. At the beginning of the engagement for each advisory account and customized separate account, a relationship manager is assigned as the principal contact person with that client. The relationship managers take primary responsibility for working with the clients to design their strategic plans and to implement those plans in accordance with investment guidelines agreed to by us and the clients. The relationship managers work directly with our allocation committee to ensure that all investment opportunities that are appropriate for their clients are considered. The relationship managers communicate and meet regularly with their clients to discuss potential investments that we are currently considering, funds expected to be raised in the next 12 months, the current status of the clients' portfolios, investment strategies and overall market conditions.

Within the client service group, our client operations group is dedicated to tracking and reporting on primary investments, secondary investments and direct investments that we manage for our clients. This group also uses the services of third-party administrators and analysts, particularly with respect to specialized funds. We maintain a disciplined investment monitoring process designed to adapt portfolio allocation to enhance returns in our advisory and customized separate account portfolios, as well as in our specialized funds. Once a primary or secondary investment is closed, we have frequent conversations with private markets fund managers, hold periodic in-person meetings (conditions permitting) and attend annual meetings and advisory board meetings. This process generally is led by members of the investment team but also includes members of the relationship management team as well as other members of the senior management team. We have active advisory board seats on behalf of our clients and participate on numerous valuation committees.

Our team of professionals closely follows the activities and investments in clients' portfolios. The team measures adherence to the stated strategies and limited partnership agreement terms. The team is in regular contact with fund managers, which allows for early detection of potential issues and timely development of constructive recommendations.

We actively track and report on each investment and on overall portfolios. We provide clients with comprehensive and customized quarterly and annual reports. iLevel, our online, interactive client reporting platform, affords clients always available, secure, internet-based access to their portfolios. Clients can download timely information on cash flows, adjusted valuations, adjusted capital account schedules, underlying portfolio company information and other data provided by private markets fund managers or developed internally by our in-house reporting team.

Fees and Other Key Contractual Terms

Customized Separate Accounts

We enter into written contracts with each of our customized separate account clients. Within agreed-upon investment guidelines, we generally have full discretion to buy, sell or otherwise effect investment transactions involving the assets in the account, in the name and on behalf of the client, although in some cases certain clients have the right to veto investments. Our discretion generally includes decisions related to, among other matters: voting securities; entering into, amending and terminating contracts; commencing, settling or discontinuing claims or actions; exercising options, conversion or subscription rights; whether to join, dissent from or oppose the reorganization, recapitalization, liquidation, merger, sale, mortgage, pledge or lease of any securities or other property constituting a part of the committed capital; depositing the committed capital with any protective, reorganization or similar committee and paying expenses of such committees and assessments on deposits with them; entering into brokerage accounts in the name of the client; and generally taking or refraining from taking any other action related to the investment or reinvestment of the committed capital. The discretion to invest committed capital generally is subject to investment guidelines established by our clients or by us in conjunction with our clients.

Fees. While the specific terms of our contracts vary significantly from client to client, generally our customized separate account clients are charged asset-based fees annually on committed or net invested capital and/or net asset value. These fees often decrease over the life of the contract due to built-in declines in contractual rates and/or as a result of lower net invested capital balances as capital is returned to clients. For some customized separate accounts, we charge clients annual fixed fees, and, in certain cases, we earn an incentive fee or carried interest based on realized gains, particularly when the investment strategies include secondary investments and direct investments. In certain cases, we also provide advisory and/or reporting services and, therefore, we also receive fees for services such as monitoring and reporting on a client's existing private markets investments. In addition, we may provide for investments in our specialized funds as part of our customized separate accounts, and therefore we also receive incentive fees or carried interest based on realized gains of investments in our specialized funds and/or management fees under the terms of such funds. We generally reduce the asset-based and/or incentive fees or carried interest on customized separate accounts to the extent that assets in the accounts are invested in our specialized funds so that our clients do not pay duplicate fees.

Duration and Termination. Customized separate account contracts have varying durations of up to 12 years or indefinite terms, and typically can be terminated by our clients for any reason generally upon 30 to 90 days' notice or can only be terminated for specified reasons. Some contracts provide for termination on shorter or longer notice. Some contracts provide for penalty fees to be paid to us if termination occurs before the end of the stated term in the absence of cause. For contracts that provide for incentive fees based on realized gains, we typically retain the right to continue receiving those fees after termination with respect to existing investments at time of termination. See "Risk Factors—Risks Related to Our Business—Customized separate account and advisory account fee revenue is not a long-term contracted source of revenue and is subject to intense competition" included in Part I, Item 1A of this Form 10-K.

Structure. Our customized separate accounts are often structured through contractual arrangements involving an investment management agreement between us and the client. Alternatively, we will establish a separate investment vehicle, generally structured as a limited partnership with the client as the sole limited partner and a wholly owned subsidiary of HLA as the general partner. Such limited partnerships are typically formed in Delaware or a non-U.S. jurisdiction, such as the Cayman Islands or Luxembourg, in accordance with the client's specifications. In certain cases, we have formed investment vehicles utilizing other forms, including Delaware limited liability companies, Cayman unit trusts and/or Luxembourg companies. Our capital commitment to such an investment vehicle is generally 1% of total capital commitments but in certain cases may be higher or lower. We manage these investment vehicles under an investment management agreement between the investment vehicle entity and us, and we manage all aspects of the vehicles, utilizing the services of third parties as needed, including administrators and custodial banks.

Specialized Funds

Since 1997, we have sponsored primary funds, secondary funds, direct investment funds, strategic opportunities funds, social and environmental impact funds and Small Business Investment Company funds. The terms of each fund vary. We have described below the key terms of these funds.

In addition, we sponsor funds designed to provide investors periodic liquidity, which primarily invest in secondaries and direct investments (the "evergreen funds"). One evergreen fund is marketed to investors outside of the United States, and in the United States, we offer a similar vehicle for U.S. investors, which is registered under the Securities Act and as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Additionally, we sponsor a credit-focused evergreen fund on a private placement basis, primarily outside of the United States.

Capital Commitments. Investors in our specialized funds, other than the evergreen funds, generally make commitments to provide capital at the outset of a fund and deliver capital when called upon by us, as investment opportunities become available and to fund operational expenses and other obligations. The commitments are generally available for investment for three to six years, during what we call the investment period. However, our strategic opportunities funds have one- to two-year investment periods. We typically have invested the capital committed to our funds, other than our strategic opportunities funds, over a three- to five-year period. Investors in the evergreen funds fund their investment at the time of subscription, and the proceeds may be invested by the funds at any time.

Structure. We conduct the management of our specialized funds, other than the evergreen funds, primarily through structures in which limited partnerships (or series thereof) organized by us accept commitments or funds from investors. The investors become limited partners in the funds and a separate entity that we form and control acts as the general partner. Our capital commitment to the fund is generally 1% of total capital commitments. HLA, which we refer to as the "Manager", generally serves as the investment manager of our funds, including the evergreen funds. The Manager is registered as an investment advisor under the Investment Advisers Act of 1940 (the "Investment Advisers Act"). Responsibility for helping a fund's general partner with all aspects of the day-to-day operations of the fund generally is delegated to the Manager pursuant to an investment management agreement. The material terms of our investment management agreements relate to the scope of services to be rendered by the Manager to the applicable funds and certain rights of termination. The funds themselves do not register as investment companies under the Investment Company Act, in reliance on exemptions from such registration other than as described with respect to the evergreen funds.

The Manager generally makes all decisions concerning the making, monitoring and disposing of investments pursuant to authority delegated by the specialized fund's general partner. The investors in the funds take no part in the conduct or control of the business of the funds, have no right or authority to act for or bind the funds and have no influence over the voting or disposition of the securities or other assets held by the funds. These decisions are made by us as the Manager, typically in our sole discretion pursuant to authority delegated by the general partner, subject to the investment limitations set forth in the agreements governing each fund. The limited partners often have the right to remove the general partner for cause or effect an early dissolution by supermajority vote, or in certain cases by a simple majority vote. In addition, the governing agreements of our funds typically require the suspension of the investment period if, depending on the fund, between two and ten designated principals of the Manager cease to devote sufficient professional time to or cease to be employed by the Manager, often called a "key person event", or in connection with certain other events discussed under "—Duration, Redemption and Termination." See "Risk Factors—Risks Related to our Business—Our ability to retain our senior management team and attract additional qualified investment professionals is critical to our success" included in Part I, Item 1A of this Form 10-K.

Management Fees. We earn management fees based on a percentage of limited partners' capital commitments to, net invested capital or net asset value in, our specialized funds. The management fee during the investment period is often charged on capital commitments and after the investment period (or a defined anniversary of the fund's initial closing) is typically reduced by a percentage of the management fee for the preceding year or charged on net invested capital or net asset value. In the case of certain funds, we charge management fees on capital commitments, with the management fee increasing during the early years of the fund's term and declining in the later years. Management fees for certain funds are discounted based on the amount of the limited partners' commitments, whether the limited partner commits early in the offering period or if the limited partners are investors in our other funds. Management fees would be reduced in the event that any monitoring, consulting, investment banking, advisory, transaction, directors' or break-up or similar fees are paid to the fund's general partner, the Manager or any of their affiliates or principals.

Incentive Fees. Incentive fees comprise carried interest earned from our specialized funds and certain customized separate accounts structured as single-client funds in which we have a general partner commitment, and performance fees earned on certain other specialized funds and customized separate accounts.

The incentive fees charged by our specialized funds are generally referred to as "carried interest." Our primary funds invest the majority of their capital in other private markets funds on a primary basis, and certain of our primary funds earn carried interest on these investments. To the extent that our primary funds also directly make secondary investments and direct investments, they generally earn carried interest equal to a fixed percentage of net profits, subject to a compounded annual preferred return in respect of those investments. Carried interest from these primary funds is earned on a "full return" basis when all invested capital and the applicable preferred return has been received or on a "deal-by-deal" basis when all capital invested and the applicable preferred return has been received either on all realized investments or on each individual investment.

For each of our secondary funds, direct investment funds, strategic opportunity funds and evergreen funds, we generally earn carried interest equal to a fixed percentage of net profits, subject to a compounded annual preferred return that varies based on fund type. In our secondary funds, we generally earn carried interest on a full-return basis. In the case of certain of our direct investment funds, strategic opportunity funds and evergreen funds, we earn carried interest on a deal-by-deal basis.

If, upon the final distribution of any of our specialized funds from which we earn carried interest, we and our affiliates have received cumulative carried interest in excess of the amount to which we would be entitled from the profits calculated for such investments in the aggregate, or if the limited partners have not received distributions equal to those to which they are entitled, the carried interest recipient will typically return such part of any carried interest to the limited partners as is necessary to ensure that they receive the amounts to which they are entitled, less taxes on the carried interest. We refer to these provisions as "clawbacks." Most of our funds that provide for carried interest require a full return of capital and expenses to investors before any carried interest is paid to us, which minimizes the risk of a clawback obligation.

Performance fees are based on the aggregate amount of realized gains earned by the applicable customized separate account, subject to the achievement of defined minimum returns to the clients. Performance fees are based on a fixed percentage of net profits, subject to a compounded annual preferred return that varies by account. We do not generally recognize performance fees unless the risk of clawback or reversal is not probable.

Duration, Redemption and Termination. Our specialized funds, other than our strategic opportunities funds and evergreen funds, generally terminate 10 to 14 years after either the first or last date on which a limited partner is admitted to the fund, or, in the case of certain funds, terminate on a specified anniversary date. Our main primary, secondary and direct investment funds have an average term of approximately 12 years. Certain of our strategic opportunities funds terminate five years after the last date on which a limited partner may be admitted to the fund. Our funds are generally subject to extension for up to two years at the discretion of the general partner and thereafter if consent of the requisite majority of limited partners or, in some cases, the fund's advisory committee is obtained. Our evergreen funds do not have a fixed term.

Interests in our specialized funds, other than our evergreen funds, are not subject to redemption prior to termination of the funds. Termination or dissolution of the funds and the suspension of their investment periods, however, can generally be accelerated upon the occurrence of certain customary events, including key person events, bankruptcy and similar events and the occurrence of fraud, willful malfeasance or gross negligence and other similar events. Such funds also may be terminated upon the affirmative vote, depending on the fund, of 75% to 85% of the total limited partner interests entitled to vote.

Advisory Services

We enter into written contracts with each of our advisory services clients. Advisory service clients are generally charged annual fixed fees, which vary depending on the services we provide. In limited cases, advisory service clients are charged basis point fees annually based on the amounts they have committed to invest pursuant to their agreements with us. In other cases, where our services are limited to monitoring and reporting on investment portfolios, clients are charged a fee based on the number of investments in their portfolio. We generally do not earn incentive fees based on advisory contracts.

Our advisory services contracts have various durations ranging from one year to indefinite terms. A number of our advisory service contracts have initial terms of approximately three years and then renew at the end of the initial term automatically or at the client's option unless terminated earlier. Advisory contracts can typically be terminated by our clients for any reason upon short notice, generally 30 to 90 days, although some contracts provide for termination on shorter or longer notice or can only be terminated for specified reasons. Advisory contracts with governmental pension plans typically are subject to a renewal process involving our submission of information in response to a request for proposal ("RFP") issued by the client. We submit extensive, detailed information pursuant to the RFP procedures, usually on a confidential basis, often in competition with other investment advisors bidding on the contract. In these cases, we generally do not know the identity of the other bidders or the substance of their proposals. The RFP procedures prohibit communications between bidders and the issuer of the RFP relating to the proposals during the bidding process.

Clients of our Cobalt LP technology product are generally charged an annual subscription fee, which includes provisions for renewal, or notice of cancellation generally at least 60 days prior to renewal, and escalation of fees for an increasing number of users. In some circumstances, we may waive or offset the Cobalt LP subscription fee for clients who pay management fees to us for other services.

Distribution Management

We enter into written contracts with each of our distribution management clients. These clients engage us to manage the liquidation of publicly traded securities that they receive as distributions from funds in which they are investors. Our agreements provide for either "managed liquidation" where the securities are sold within 90 days after distribution or "active management" where the securities may be sold over a longer period.

Distribution management clients are charged basis point fees on either the net proceeds received from the sale of their securities or the aggregate amount of a client's managed assets and vary depending on whether the account is for managed liquidation or active management services. Alternatively, active management clients may elect an incentive fee structure under which they are charged an asset-based fee plus an incentive fee based on net realized and unrealized gains and income net of realized and unrealized losses. The incentive fee is then credited to a notional account, and we are entitled to a fixed percentage of any positive balance in the notional account on an annual basis. The remaining portion of any positive balance in the notional account is carried forward to the following year. If the incentive fee calculation results in a negative amount in a given year, that amount is applied to reduce the balance in the notional account. We are not required to repay any negative balance in the notional account.

Distribution management contracts have varying durations, some with indefinite terms, and typically can be terminated by our clients for any reason generally upon 30 to 90 days' notice. Some contracts provide for termination on shorter or longer notice.

Competition

We compete in all aspects of our business with a large number of asset management firms, commercial banks, broker-dealers, insurance companies and other financial institutions. With respect to our specialized funds, we primarily compete with the alternative asset management businesses of a number of large international financial institutions and established local and regional competitors based in the United States, Europe and Asia, including managers offering funds-of-funds, secondary funds and direct investment funds in the private markets. Our principal competition for customized separate accounts is mostly other highly specialized and independent private markets asset management firms. We compete primarily in the advisory services area of the business with firms that are regionally based and with a select number of large consulting firms for whom private markets investments is only one, often small, portion of their overall business.

In order to grow our business, we must be able to compete effectively to maintain our existing client base and attract additional clients in advisory services, customized separate account and specialized fund areas of the business. Historically, we have competed principally on the basis of the factors listed below:

- Global access to private markets investment opportunities through our size, scale, reputation and strong relationships with private markets fund managers;

- Brand recognition and reputation within the investing community;

- Performance of investment strategies;

- Quality of service and duration of client relationships;

- Ability to provide a cost effective and comprehensive range of services and products; and

- Clients' perceptions of our independence and the alignment of our interests with theirs created through our investment in our own products.

The asset management business is intensely competitive, and in addition to the above factors, our ability to continue to compete effectively will depend upon our ability to attract highly qualified investment professionals and retain existing employees.

Intellectual Property

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are owned by us or licensed by us. We also own or have the rights to copyrights that protect the content of our solutions. We believe that the "Hamilton Lane" trade name, logos and website are material to our operations.

Legal and Compliance

Our general counsel reports to our chief executive officer. Our attorneys are embedded in our corporate legal, relationship management and investment teams. Most of our customized separate account clients, certain of our advisory clients and our specialized funds rely on us to review, analyze and negotiate the terms of the documents relating to primary, secondary and direct investments. Working together with our investment teams, our attorneys, using outside law firms as needed, negotiate directly with fund managers and deal sponsors and their counsel the terms of all limited partnership agreements, subscription documents, side letters, purchase agreements and other documents relating to primary, secondary and direct investments. Our attorneys also review and make recommendations regarding amendments and requests for consents presented by the fund managers from time to time. In addition, our legal team is responsible for preparing, reviewing and negotiating all documents relating to the formation and operation of our specialized funds. We utilize the services of outside counsel as we deem necessary.

Our compliance team is led by our chief compliance officer, who reports to our vice chairman and head of strategic initiatives. Our chief compliance officer has day-to-day management responsibility for the compliance team. The compliance team is responsible for overseeing and enforcing our policies and procedures relating to compliance with the Investment Advisers Act and related rules and regulations and our code of ethics, as well as the compliance policies and procedures and laws and regulations that apply to our non-U.S. subsidiaries and operations. In addition, the compliance team is responsible for all regulatory matters relating to Hamilton Lane Securities LLC, our Securities and Exchange Commission ("SEC")- and Financial Industry Regulatory Authority ("FINRA")-registered broker-dealer affiliate through which we offer interests in our specialized funds.

Risk Management

Risk management oversight and direction across the firm is provided by various committees. Significant risk matters are ultimately raised to the firm's executive committee. The executive committee is composed of some of the most senior professionals at the firm, including our chief risk officer, across the spectrum of departments.

Regulatory Environment

Our business is subject to extensive regulation in the United States at both the federal and state level. Under these laws and regulations, the SEC and relevant state securities authorities have broad administrative powers, including the power to limit, restrict or prohibit an investment advisor from carrying on its business if it fails to comply with such laws and regulations. Possible sanctions that may be imposed include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations or licenses, censures and fines.

SEC Regulation

HLA is registered as an investment advisor with the SEC. As a registered investment advisor, it is subject to the requirements of the Investment Advisers Act, and the rules promulgated thereunder, as well as to examination by the SEC's staff. The Investment Advisers Act imposes substantive regulation on virtually all aspects of our business and our relationships with our clients. Applicable requirements relate to, among other things, fiduciary duties to clients, engaging in transactions with clients, maintaining an effective compliance program, incentive fees, solicitation arrangements, allocation of investments, conflicts of interest, advertising, recordkeeping, reporting and disclosure requirements. The Investment Advisers Act regulates the assignment of advisory contracts by the investment advisor. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censures to termination of an investment advisor's registration. The failure of HLA to comply with the requirements of the Investment Advisers Act or the SEC could have a material adverse effect on us.

Most of our customized separate accounts and specialized funds are not registered under the Investment Company Act because they fall outside the scope of the Investment Company Act or qualify for an exemption thereunder.

ERISA-Related Regulation

Some of our specialized funds are treated as holding "plan assets" as defined under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), as a result of investments in those funds by benefit plan investors. By virtue of its role as investment manager of these funds, HLA is a "fiduciary" under ERISA with respect to such benefit plan investors. ERISA and the Internal Revenue Code of 1986, as amended (the "Code"), impose certain duties on persons that are fiduciaries under ERISA, prohibit certain transactions involving benefit plans and "parties in interest" or "disqualified persons" to those plans, and provide monetary penalties for violations of these prohibitions. With respect to these funds, HLA relies on particular statutory and administrative exemptions from certain ERISA prohibited transactions, which exemptions are highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. The failure of HLA or us to comply with these various requirements could have a material adverse effect on our business.

In addition, with respect to other investment funds in which benefit plan investors have invested, but which are not treated as holding "plan assets," we and HLA rely on certain rules under ERISA in conducting investment management activities. These rules are sometimes highly complex and may in certain circumstances depend on compliance by third parties that we do not control. If for any reason these rules were to become inapplicable, we and HLA could become subject to regulatory action or third-party claims that could have a material adverse effect on our business.

Foreign Regulation

We provide investment advisory and other services and raise funds in a number of countries and jurisdictions outside the United States. In many of these countries and jurisdictions, which include the European Union ("EU"), the European Economic Area ("EEA"), the individual member states of each of the EU and EEA, Australia, Canada, China, Hong Kong, Israel, Japan, Mexico, Singapore, South Korea, Switzerland and the United Kingdom ("U.K."), we and our operations, and in some cases our personnel, are subject to regulatory oversight and requirements. In general, these requirements relate to registration, licenses for our personnel, periodic inspections, the provision and filing of periodic reports, and obtaining certifications and other approvals. Across the EU, we are subject to the European Union Alternative Investment Fund Managers Directive ("AIFMD") requirements regarding, among other things, registration for marketing activities, the structure of remuneration for certain of our personnel and reporting obligations. Individual member states of the EU have imposed additional requirements that may include internal arrangements with respect to risk management, liquidity risks, asset valuations, and the establishment and security of depository and custodial requirements.

The application of some of these requirements and regulations to our business changed with the exit of the U.K. from the EU ("Brexit"), which became official in January 2020. For example, our subsidiaries that are authorized and regulated by the U.K. Financial Conduct Authority no longer have "passporting" privileges under certain EU directives, such as the AIFMD and the Markets in Financial Instruments Directive II ("MiFID II"), which certain of our specialized funds and customized separate accounts rely upon for access to markets throughout the EU. In preparation for this, we engaged with third-party alternative investment fund managers ("AIFM") based in Luxembourg to replace, prior to Brexit, our U.K.-based AIFM for our funds and certain customized separate accounts for the EU. We have also obtained a MiFID II license for one of our EU-based (non-U.K.) subsidiaries to replace the MiFID II license held by our U.K.-based subsidiary, which is no longer valid after Brexit.

Employees

Our Culture and Focus on Diversity, Equity & Inclusion

Fostering a diverse, equitable and inclusive environment is core to our corporate mission to enrich lives and safeguard futures, and we leverage our status as a global leader in the private markets to promote diversity and inclusion to the benefit of employees, clients, the community and our industry overall. Our organization is focused on doing the right thing, acting with integrity, pursuing excellence in all that we do and promoting equity and inclusion from within. This starts with a commitment to our employees to create a workplace environment where they can thrive both professionally and personally, and where our employees feel comfortable bringing their whole selves to the workplace. Any employee found to have exhibited any inappropriate conduct or behavior against others will be subject to disciplinary action, up to and including termination.

Formed in 2016, our Diversity, Equity & Inclusion Council ("DE&I Council") aims to raise awareness about the importance and benefits of fostering an inclusive work environment and culture. We know that smart teams do great things, but diverse teams can do truly incredible things, and the way to affect change is to help create it. This is articulated in one of our corporate values, "Promoting Equity and Inclusion from Within."

We believe that our strong culture is a key factor driving our success in developing and maintaining high-quality relationships with current/prospective employees, clients, prospects, business partners and the communities within which we live and work. In early 2021, we became a signatory to the Diversity in Action Initiative of the Institutional Limited Partners Association ("ILPA"). This effort focuses on foundational actions that limited partner and general partner organizations are taking to advance DE&I, both internally and throughout the industry more broadly. With approximately 600 employees worldwide as of March 31, 2023, we are proud that our culture has been recognized annually for the last 11 years by *Pensions & Investments* ("P&I") magazine, a leading investment publication, as a "Best Place to Work in Money Management" since P&I created the list in 2012. We are one of just five firms to hold this distinction. In addition, we have been recognized by the *Central Penn Business Journal* as a "Best Place to Work in Pennsylvania," also for the last 11 consecutive years. Most recently, Hamilton Lane was named to *Forbes'* inaugural Financial All-Stars list in 2023.

Talent Acquisition and Retention

In 2020, our Human Resources Department, in conjunction with the firm's DE&I Council, implemented a strategic plan, called HL All, aimed at expanding upon existing efforts to intentionally embed DE&I into the fabric of the firm's values, culture, and recruiting and retention practices. The five-pillar strategy of HL All includes (i) workforce diversity, (ii) training and development, (iii) workplace inclusion, (iv) culture and accountability and (v) supplier diversity. HL All outlines enhanced recruiting and retention efforts, including an emphasis on ongoing training, accountability and inclusivity. In recognition of our efforts, we were designated by the Private Equity Women Investor Network as International LP of the Year for 2020. This award is given annually to an outstanding institutional limited partner who has demonstrated a commitment to encouraging and supporting female investors in the private equity industry.

As of March 31, 2023, 53% of our employees were women or ethnically underrepresented professionals, 60% of departments were led by women or ethnically underrepresented professionals and 51% of investment team roles were held by women or ethnically underrepresented professionals. As of March 31, 2023, approximately 42% of our employees were women and 32% of senior leadership roles were held by women.

We believe that our culture and commitment to fostering a truly diverse workforce will continue to play an important role in supporting our future growth.

Employee Engagement

In addition to our recruiting and retention efforts, we recognize that a true commitment to diversity requires a proactive and multi-faceted approach. We have multiple employee-led programs designed to help our colleagues with skill development, career progression and work-life balance, as well as to facilitate open dialogues around important topics such as race, inclusion and social justice. Furthermore, employees have the opportunity to participate in our formal Mentoring Program, which is designed to help less tenured employees foster relationships with more experienced colleagues and/or peers in different departments with the goal of enhancing professional and personal development and growth.

In addition to formalizing a DE&I strategy with clear objectives and aspirations for increasing the diversity of our workforce, we have recently focused on a number of other human capital initiatives. In support of our DE&I strategy, we launched the Hamilton Lane Emerging Talent Internship program, designed to introduce women and ethnically underrepresented students to Hamilton Lane and to the opportunities in the private markets. Finally, we have a software program for financial management and human capital management, which provides a platform to deliver our human capital processes, allowing enhanced data analysis, better controls through trackable and auditable transactions, and employee and manager self service.

Our success is because of our people, our colleagues across the globe who bring their authentic selves to work every day. We are not only private markets specialists, but we are artists, musicians, athletes, parents and so much more. It is that intersection of experiences that drives our culture and our unique spirit of competition that inspires innovation. Together, we believe diverse perspectives lead to informed decisions; decisions designed to benefit our clients, our employees and our competitive edge.

Compensation and Benefits

In order to make working at Hamilton Lane an attractive proposition for current and prospective employees, we have developed a comprehensive total rewards compensation program. The elements of this program are designed to recognize and reward individual performance and recognize contributions that align with and drive positive business results. We believe that a compensation system that incentivizes actions that grow stockholder value closely aligns our employees with the interests of our stockholders. To further align their interests with those of investors in our funds, certain of our employees also have the opportunity to make investments in certain of our funds.

We offer a market-based mix of compensation elements, including:

- base salary;
- annual discretionary incentive bonuses consisting of both cash and equity;
- long-term equity incentives;
- a carried interest plan; and
- competitive health, wellness, retirement and work/life benefits.

The particular mix and weighting of elements varies depending on the functional area and level of seniority within our organization. We adjust the individual elements of compensation as needed to effectively compete for talent in the jurisdictions in which we do business and to comply with local law. We believe a blend of variable and longer-term components further attracts and incentivizes talent, provides an overall compensation package that is competitive with the market and encourages retention of top performers.

Our benefits include 16 weeks of fully paid parental leave plus one additional week to be used on demand, regardless of gender identity, lactation and milk shipping services, assisted reproductive technology and adoption support, back-up child, elder and self-care, workplace flexibility, mental health services and a number of financial wellness benefits including educational assistance, a student loan refinancing and repayment program, commuter benefits and our Employee Share Purchase Plan, as amended, through which employees can purchase shares of our Class A common stock at a discounted price.

Corporate Responsibility

For more than 30 years, Hamilton Lane has proudly helped our clients and their beneficiaries achieve more financially secure futures. We believe responsible and sustainable investing is a global business imperative and is key to building long-term value in a rapidly changing and increasingly complex world. Many nations, communities and individuals are demanding that companies prioritize ESG issues, as well as advance more diverse, equitable and inclusive workplaces. Investment sectors cannot afford to sit on the sidelines of these issues, and that certainly holds true for the private markets.

As a global leader in our asset class, Hamilton Lane has consistently been at the forefront of industry changes, often helping to influence and drive them. And our commitment to responsible and sustainable investing practices is no exception. In fact, one needs to look no further than our mission statement – we enrich lives and safeguard futures – to see that the notion of investing responsibly is core to our culture and values. To accomplish this, we are committed to selecting investment partners who we believe share our values and those of our clients. Responsible investing makes good business sense as it integrates the desire for reducing risk with the goal of creating better outcomes for all stakeholders.

Our Continued Commitment to ESG & Sustainability Issues

Hamilton Lane has long been focused on ESG issues, and has been formally issuing our ESG diligence questionnaire to fund managers since 2010. Our RIC was established in 2012, and each of our investment teams factor ESG considerations into their investment processes. We raised our first dedicated Impact Opportunities Fund in 2019 and launched our second Impact Opportunities Fund in 2021, with each fund seeking to make direct investments in businesses with a focus on environmental and social impact. Educating our internal teams remains a core pillar of our approach to sustainability and responsible investing. We work with each investment team to learn, educate, discuss and integrate best practices across functional areas, including due diligence, investment memoranda development, monitoring and reporting.

Since 2020, we have had a long-tenured, senior member of our organization serving as Director of ESG & Sustainability. This individual is focused on bringing more cohesion, consistency, centralization and employee training to our efforts and leads our RIC. In addition, each of our distinct investment teams (specialized funds, direct investments, secondaries, real assets) has ESG task force champions that lend to our ESG efforts and liaise with the dedicated ESG team. We are actively growing our dedicated ESG team and resources.

As a financial services company, we do not burn fossil fuels on site to operate our business, and thus we do not have material Scope 1 emissions. The majority of our carbon footprint is comprised of Scope 2 emissions (power purchased to run our offices) and select portions of Scope 3 emissions that we are able to capture (business car, rail and air transport and employees commuting to our offices). We have measured the carbon footprint associated with the energy usage at our global offices, our business travel and the commuting of our global employees and have committed to carbon neutrality for our operations going back to 2019. We have partnered with climate and sustainable development expert, Climate Impact Partners, to offset the emissions of our calendar 2019 - 2021 operations, we are currently working toward offsetting emissions from our calendar 2022 operations, and we intend to continue doing so going forward. The partnership seeks to offset carbon dioxide emissions by supporting projects with third-party verified carbon credits as well as societal benefit, including a wind power project in India, two world-leading clean cooking projects in Bangladesh and Ghana and the Aqua Clara water filter project in Kenya. This water filter project reduces emissions by removing the current practice of using fire to boil and clean water and promotes health, safety and improved quality of life within the population. In 2022, we worked with a third party on data verification and calculation before purchasing offsets. This expanded our data collection to include emissions stemming from remote working and other sources and allowed us to officially list the firm as carbon neutral for our calendar 2021 operations. We are also exploring multiple avenues to reduce our carbon intensity in line with the Task Force on Climate-Related Financial Disclosures ("TCFD") recommendations.

We have also made a pledge to reach net-zero emissions by 2050 or sooner across all discretionary assets under management. As an important first step towards this goal, we became a signatory to Initiative Climate International ("iCI") in 2022. iCI is affiliated with the PRI and is composed of a platform of leading private equity investors dedicated to understanding and reducing carbon emissions of private equity-backed companies. It was founded to help ensure the private equity industry plays its part in meeting the goals of the Paris Agreement on Climate Change (the "Paris Agreement"). Its members commit to active engagement with portfolio companies to manage and reduce emissions and to promote sustainability.

Our corporate headquarters in Conshohocken, Pennsylvania, a suburb of Philadelphia, was awarded a Silver LEED (Leadership in Energy and Environmental Design) certification as well as a Fitwel certification. The LEED certification demonstrates the value we place on locating our headquarters in an energy and resource-efficient building. The Fitwel certification demonstrates our commitment to the health and wellness of our employees. We incorporated ESG considerations into our design and furnishing choices, the office offers spaces designated for personal wellness, mental health and well-being and employee connectivity, and we have taken steps to reduce paper and single-use plastics consumption and other waste. HL Green, an employee-led initiative formed in 2019, plans to continue researching and advising on opportunities for the firm to engage employees in practices that help protect the environment and promote sustainability both in the office and beyond.

In 2021, we partnered with a consortium of investors to form Novata, a public benefit corporation created to provide a technology platform that helps private equity firms and private companies navigate the complex ESG landscape. The platform simplifies the process for selecting ESG reporting metrics, provides a secure database to collect and store data and enables its users to make informed investment decisions and report to key stakeholders using insights and analytics tools. We worked with Novata to digitize our fund ESG diligence questionnaire and our annual ESG/DE&I survey, both of which we are now issuing through Novata's platform. Next, we plan to begin collecting ESG and impact data for a number of our products with Novata.

In 2023, we became signatories to the ESG Data Convergence Initiative, an organization with the goal of creating a critical mass of meaningful, performance-based ESG data from private companies by converging on a standardized set of ESG metrics for private markets. The standard will allow general partners and portfolio companies to benchmark their current positions and generate progress toward ESG improvements, while enabling greater transparency and more comparable portfolio information for limited partners and investment managers. In our role as investment manager, we will encourage the general partners with whom we work to use this framework.

Safeguarding Futures

At Hamilton Lane, we take seriously our goal of generating strong investment returns for our clients and their beneficiaries, while incorporating ESG and sustainability principles into our investing practices. Our long-standing focus on ESG and sustainability issues has been reinvigorated in part because of the growing importance such practices have for our clients and our own genuine commitment to responsible investing.

Investing Responsibly

Hamilton Lane's RIC was established in 2012 and is responsible for oversight, strategy and guidance on all ESG matters, including our ESG policy. Our longstanding RIC shows the importance of responsible investing and effective ESG risk management at Hamilton Lane. The RIC meets regularly to determine relevant updates to our corporate ESG policy and to ensure continued thought development on ESG policy. RIC members are also present at every investment committee meeting to monitor investment compliance with the corporate ESG policy. The RIC meets separately when an investment has significant ESG risk and/or when compliance with corporate ESG policy is not straightforward. Further, the RIC meets to approve all investments that are considered for Hamilton Lane's impact funds.

We fully integrate ESG into all of our due diligence processes and utilize third-party risk rating and identification metrics to understand the geographic, social and environmental risks across industries and investments. As part of our standard process, we rate general partners based on their approach and integration of ESG, the risk profile of their track record and the risk profile of the proposed strategy, helping our clients understand how their general partners are performing while also allowing us to identify the areas in which to engage with the general partners. Our proprietary rating system seeks to benchmark general partners to best practices, which means that the standards we expect from our general partners are continuously increasing. In 2022, we continued to embed ESG throughout our due diligence processes, including the integration of ESG, earlier, through the inclusion of EU Sustainable Finance Disclosure Regulation ("SFDR") ratings and ESG factors in our screening and meeting memoranda. Further, we have introduced a proprietary ESG Organizational Rating Framework as an extension of the ESG rating system, comprised of 23 variably weighted ESG-related questions. General partners are ranked on a scale of one to five to produce an aggregated organizational ESG score.

Included in our overall approach to ESG is our ongoing focus on diversity and social inclusion both at the general partner and underlying portfolio company level. This process is both qualitative and quantitative, and final recommendations are based on whether an investment satisfies both parts of the process. Further, we work with both general partners and our clients to help them develop their own ESG policies and procedures, as necessary. By incorporating ESG factors across our investment process and increasing the level of available information, we are aiming to help our clients better understand and meet their responsible investing objectives. We use our best efforts not to invest discretionary capital in companies that operate in excluded sectors, as further detailed in our ESG investment guidelines below. Post-investment, we monitor general partners and their developing portfolios and direct investment portfolio companies to ensure adherence to ESG policies and commitments. We have implemented technology solutions to actively monitor ESG incidents in products and client portfolios. This new technology allows us to become aware of ESG risks sooner and engage our investment teams and the general partners with whom we have invested, depending on a materiality assessment. We have procedures in place for our evergreen and closed-end products for materiality evaluation, escalation and engagement, and we are working to develop procedures with respect to discretionary client portfolios. To further increase our monitoring of ESG metrics, Hamilton Lane began issuing our detailed annual ESG/DE&I survey to all managers with whom we have invested discretionary capital as an annual exercise in 2020, so our teams can assess whether managers are meeting their ESG goals year over year, and where they may be lagging. This provides another avenue for potential engagement to improve ESG integration in the industry. We ultimately seek to standardize ESG reporting capabilities across our platform.

Our current ESG investment guidelines are the following:

- Environmental—Greenhouse gas emission, pollution, natural resource consumption and waste management are all criteria that we evaluate and consider in our investment process. Furthermore, given the risks they pose to our planet and collective well-being, we do not directly invest through our discretionary capital in thermal coal, oil sands, or non-sustainable forestry practices.
- Social—Board composition and employee diversity, workplace conditions, supply chain practices, consumer protections and broader societal impacts are criteria that we evaluate and consider in our investment process. Furthermore, given the risks they pose to our neighbors around the world, we do not directly invest through our discretionary capital in companies that derive revenue from or support controversial weapons (defined as chemical/biological, nuclear, cluster munitions and landmines), abusive lending practices, pornography, animal cruelty, child labor, human trafficking or forced labor.
- Governance—Ownership structures, voting rights, compensation, accounting practices and processes for dealing with conflicts of interest are critical to our underwriting process. Sound governance is the bedrock for implementing responsible investing across the "E" and the "S" components of ESG.
- The above exclusions represent areas where we see an intolerable level of risk to proceed with investment. Outside of those exclusions, our guiding philosophy is that investing with managers who can mitigate ESG risk and promote sustainability is preferable to divestment from entire sectors. Special consideration and enhanced scrutiny are given to investments in areas with potentially higher ESG risks, such as mining, fossil fuel production, deforestation, alcohol, gambling and companies with operations in regions with a history of ESG abuses.

Hamilton Lane's approach to impact investing moves beyond our integrated ESG procedures, and targets investments that have intentionality around non-financial environmental or social goals. We place emphasis on measurable and reportable impact through a variety of matrices. The same rigorous underwriting, shared intelligence, data and resources are utilized across Hamilton Lane's investment and research activities, but with a view towards impact. From initial ESG screening to monitoring and reporting, the impact assessment is overseen by the RIC. The impact assessment consists of an initial impact screening, full impact due diligence and post-close monitoring and reporting of identified impact metrics.

Furthermore, we have been a signatory to the United Nations Principles for Responsible Investment ("PRI") since 2008 and also helped develop the PRI Limited Partners' Responsible Investment Due Diligence Questionnaire.

In 2023, we became a member of the Responsible Investment Association Australasia ("RIAA"), which champions responsible investing and a sustainable financial system in Australia and New Zealand. RIAA is dedicated to ensuring capital is aligned with achieving a healthy society, environment and economy.

Finally, we are an Influencer member of Pensions for Purpose ("PfP"), whose mission is to encourage ESG and impact investing at pension funds and increase knowledge sharing among market participants, and we have endorsed the ILPA Principles, which are aimed at improving the private equity industry for the long-term benefit of all industry participants and beneficiaries.

Environmental Best Practices

Climate change and environmental degradation are among the largest challenges that face the investment industry and humanity as a whole. A purely exclusionary approach is not sufficient to solve these problems, but rather a holistic one is required. On behalf of our clients, we will seek to invest meaningfully into climate solutions and areas where we and our investment partners can drive significant de-carbonization and will endeavor to invest in the fossil fuel production sector only through managers who realize and are working to de-risk these assets in ways aligned with the Paris Agreement. Additionally, we seek to avoid oil and natural gas-related assets (upstream, midstream, or downstream) unless the general partner or deal sponsor has indicated a full understanding of the climate-related risks involved, and has adopted a comprehensive ESG policy that includes the ability to measure and report on climate-related risks and mitigation efforts being undertaken in the portfolio. We expect to expand this to other carbon intensive sectors in the future.

As an influential voice in the private markets, Hamilton Lane seeks to identify managers and investments that incorporate environmental best practices, some of which include:

- An official Environmental Policy Statement at the managing company and portfolio company level—This statement should set clear messaging and expectations from the top down.
- Robust environmental due diligence—Managers must consider the material risks and opportunities that arise from an investment's impact on the natural world.
- A focus on reducing the carbon footprint of the management company and portfolio companies—Material and measurable reductions demonstrate a commitment to a better future and create a favorable position for future regulation.
- Efforts toward compliance with the TCFD—TCFD has become a widely accepted framework for monitoring and reporting climate-related risks and potential opportunities.
- Monitoring and reporting of environmental key performance indicators ("KPIs")—Transparency with limited partners and general partners enhances accountability.

While we ask the same questions of each general partner through our request-for-information process, we recognize that risks vary by sector and deal and understand a suitable environmental risk mitigation strategy will depend on the associated risks of the manager's investment focus. Strategies such as energy, which have much higher relative material environmental risks, will receive added scrutiny in the due diligence process.

Committing to Being an Ally

As a firm, Hamilton Lane acknowledges the systemic racism that oppresses billions of people around the world, and we recognize that we share in the responsibility to listen to our communities, to understand the issues and to act. We are committed to offering attention, influence and resources to be part of the solution.

Building a better future means joining together in our efforts through increased engagement and continued sharing of ideas, concerns and personal experiences. As one of our core values states, we strive to "Do the Right Thing". We understand that being an ally means that we must listen and reflect on our actions and opportunities. We also adopted the core value of "Promoting Equity and Inclusion from Within" in an effort to further expand our commitment to promoting and supporting a more diverse workforce. In practice, this has coalesced into the following initiatives:

- A strategic plan aimed at expanding upon existing efforts to intentionally embed DE&I into the fabric of the firm's values, culture, and recruiting and retention practices. The plan outlines enhanced recruiting and retention efforts, including an emphasis on ongoing training, accountability and inclusivity.
- We have identified ways in which our employees can listen to and learn from each other. Our Diversity, Equity & Inclusion Speaker Series, which launched in 2017 as a means to provide outside perspectives on DE&I issues, shifted its focus to activism and social justice, hosting speakers on topics such as corporate responsibility, general awareness of racism and implementing effective approaches to racial equality.
- Our DE&I Council also hosts outside speakers offering perspectives and conversations around allyship, racial and social inequities, barriers and constructs.

In 2022, Hamilton Lane officially became a member of the National Association of Investment Companies ("NAIC"), the largest network of diverse-owned private equity firms and hedge funds. Through education, advocacy and industry events, NAIC is focused on increasing the flow of capital to high-performing diverse investment managers often underutilized by institutional investors. We believe this membership reflects our commitment to the promotion of excellence and inclusion in the private markets. We also moved our vendor risk management program to a third-party platform that offers detailed diligence protocols, customizable questionnaires, contract review mechanisms and an ability to track specific data categories, including ESG metrics. This will allow us to survey our vendors for their statistics and commitment to diversity.

These initiatives speak to Hamilton Lane's acknowledgment of the present moment and important progress underway, as well as to our long-standing commitment to advancing women and other underrepresented groups within the private markets industry.

Social Best Practices

Hamilton Lane has long prioritized both our internal diversity efforts across our global teams and the health of the communities in which we invest and operate. In 2022, we partnered with Ownership Works, a nonprofit organization that works with companies and investors to provide all employees with the opportunity to build wealth through equity, and our chief executive officer serves on its board of directors. We also joined as a member firm of Out Investors, a global network with a mission to make the investing industry more welcoming for LGBTQ+ professionals.

In addition, we seek to partner with managers who share our dedication to these issues and exhibit best practices, including:

- An official DE&I policy statement at the managing and portfolio company levels
- A focus on expanding diversity of decision-making within portfolio company management
- A diverse board composition
- Diversity mandates for hiring third-party service providers
- Monitoring and reporting of social KPIs
- Supplier due diligence

We also seek to invest in diverse organizations and partner with managers who share a commitment to DE&I. As of December 31, 2022, we invested $11.7 billion in discretionary and advisory capital to diverse funds over the two years prior to that date, with a diverse manager being one where there is 25% or more diversity in at least two of the following four categories: ownership level, carried interest, investment committee or investment team.

Promoting Equity and Inclusion from Within

In today's world, humans are intertwined in a way unlike any other time in our history. Across the globe, nations, communities and individuals are demanding that companies prioritize ESG and sustainability issues, as well as advance more diverse, equitable and inclusive workplaces. It is our view that the more diverse professionals we can attract to our asset class, the more our industry can thrive. We know that smart teams do great things, but diverse teams can do truly incredible things, and the way to affect change is to help create it.

We leverage our status as a global leader in the private markets to advance these initiatives in an effort to benefit our clients, our employees, our industry and our communities.

We are proud of our organization's history of embracing and championing diversity. That authentic commitment is demonstrated by the meaningfully diverse representation across our organization. As of March 31, 2023, 53% of our employees and 45% of senior leaders were women or ethnically underrepresented professionals.

We know that talent is everywhere, but that not all talent has access. Our goal is to provide a path for more diverse professionals to become part of the private markets industry.

We are guided by a genuine belief that in order to diversify and, therefore, improve the composition of our asset class, we must advocate for, educate and include women and ethnically diverse candidates early and often. Our partnerships with organizations such as Girls Who Invest, Women Societies Alliance, Cristo Rey Philadelphia, Big Brothers Big Sisters and Philadelphia Financial Scholars, as well as initiatives aimed at expanding our recruiting efforts at diverse colleges and universities, the Hamilton Lane Women's Exchange ("HL WE"), our annual Undergraduate Women's Private Equity Summit and our Emerging Talent Program, are a testament to this belief.

In early 2021, Hamilton Lane became a signatory to ILPA's newly announced Diversity in Action Initiative. This effort focuses on foundational actions that limited partner and general partner organizations are taking to advance DE&I, both internally and throughout the industry more broadly. Hamilton Lane is honored to join our founding co-signatories in this important effort across our industry, and we remain committed to creating and maintaining an inclusive and collaborative workplace across the world.

In addition to our recruiting and retention efforts, we recognize that a true commitment to diversity requires a proactive and multi-faceted approach. We have multiple employee-led programs designed to help our colleagues with skill development, career progression and work-life balance, as well as to facilitate open dialogues around important topics such as race, inclusion and social justice, including:

- Coffee Connects—internal networking opportunities for Hamilton Lane women intended to facilitate building new relationships and sharing experiences across the organization
- DE&I Speaker Series—interview series intended to promote and encourage the honest discussion of issues related to diversity and inclusion within our firm and broader industry
- HL WE—creating experiences designed to bring Hamilton Lane women together to support their development and success
- Mentoring Program—formal program designed to help employees foster relationships with more experienced colleagues and/or peers in different departments for professional and personal development and growth

At Hamilton Lane, we remain fully committed to DE&I. Our success is because of our people – our colleagues across the globe who bring their authentic selves to work every day. Together, we believe diverse perspectives lead to informed decisions designed to benefit our clients, our employees and our competitive edge.

Cybersecurity

Our cybersecurity programs and strategies are continuously evolving in response to new and emerging threats. When our employees returned to the office in April 2022, we bolstered our systems to accommodate the shift from fully remote connectivity to a hybrid work model. With the increase in phishing attacks around the world, we expanded and augmented our email security systems in response to that potential threat. User education in tandem with these security systems have helped deter attacks. We have also updated and expanded our cybersecurity policies, replaced and upgraded our firewalls, and moved security services to the endpoint in addition to the network edge.

Available Information

Our website is located at www.hamiltonlane.com, and the Shareholders page of our website is located at http://ir.hamiltonlane.com. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements and other information with the SEC. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, statements of changes in beneficial ownership and amendments to those reports are available for free on the Shareholders page of our website as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on the Shareholders page of our website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases as part of the Shareholders page of our website. Investors and others can receive notifications of new information posted on the Shareholders page of our website in real time by subscribing to email alerts. We also make certain corporate governance documents available on the Shareholders page of our website, including board committee charters and our code of conduct and ethics.

The contents of our websites are not incorporated by reference into this Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors

In addition to the other information set forth in this Form 10-K, you should carefully consider the following factors, which could materially affect our business, financial condition or results of operations. The risks described below are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may negatively affect our business, financial condition or results of operations.

Risks Related to Our Business

The historical performance of our investments should not be considered as indicative of the future results of our investments or our operations or any returns expected on an investment in our Class A common stock.

Past performance of our specialized funds and customized separate accounts or the investments that we recommend to our advisory clients is not necessarily indicative of future results or of the performance of our Class A common stock. An investment in our Class A common stock is not an investment in any of our specialized funds or customized separate accounts. In addition, the historical and potential future returns of specialized funds and customized separate accounts that we manage are not directly linked to returns on our Class A common stock. Therefore, you should not conclude that continued positive performance of our specialized funds, customized separate accounts or the investments that we recommend to our advisory clients will necessarily result in positive returns on an investment in our Class A common stock. However, poor performance of our specialized funds or customized separate accounts could cause a decline in our revenue, and could therefore have a negative effect on our performance and on returns on an investment in our Class A common stock.

The historical performance of our funds should not be considered indicative of the future performance of these funds or of any future funds we may raise, in part because:

- market conditions and investment opportunities during previous periods may have been significantly more favorable for generating positive performance than those we may experience in the future;
- the performance of our funds is generally calculated on the basis of NAV of the funds' investments, including unrealized gains, which may never be realized;
- our historical returns derive largely from the performance of our earlier funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed;
- our newly established funds may generate lower returns during the period that they initially deploy their capital;
- competition continues to increase for investment opportunities, which may reduce our returns in the future;
- the performance of particular funds also will be affected by risks of the industries and businesses in which they invest; and
- we may create new funds that reflect a different asset mix and new investment strategies, as well as a varied geographic and industry exposure, compared to our historical funds, and any such new funds could have different returns from our previous funds.

The success of our business depends on the identification and availability of suitable investment opportunities for our clients.

Our success largely depends on the identification and availability of suitable investment opportunities for our clients, and in particular the success of funds in which our specialized funds, customized separate accounts and advisory accounts invest. The availability of investment opportunities will be subject to market conditions and other factors outside of our control and the control of the private markets fund managers with which we invest. Past returns of our specialized funds, customized separate accounts and advisory accounts have benefited from investment opportunities and general market conditions that may not continue or reoccur, including favorable borrowing conditions in the debt markets, and there can be no assurance that our specialized funds, customized separate accounts, advisory accounts or the underlying funds in which we invest will be able to avail themselves of comparable opportunities and conditions. There can also be no assurance that the private markets funds we select will be able to identify sufficient attractive investment opportunities to meet their investment objectives. Further, the due diligence investigations we conduct before recommending investments to our clients may not uncover all facts relevant to the suitability of such opportunities. See "—The due diligence process that we undertake in connection with investments may not reveal all facts that may be relevant in connection with an investment" for more information on the risks we face in connection with the due diligence process.

Competition for access to investment funds and other investments we make for our clients is intense.

We seek to maintain excellent relationships with general partners and managers of investment funds, including those in which we have previously made investments for our clients and those in which we may in the future invest, as well as sponsors of investments that might provide direct investment opportunities in portfolio companies alongside the sponsoring fund manager. However, because of the number of investors seeking to gain access to investment funds and direct investment opportunities managed or sponsored by the top performing fund managers, there can be no assurance that we will be able to secure the opportunity to invest on behalf of our clients in all or a substantial portion of the investments we select, or that the size of the investment opportunities available to us will be as large as we would desire. Access to secondary investment opportunities is also highly competitive and is often controlled by a limited number of general partners, fund managers and intermediaries.

Customized separate account and advisory account fee revenue is not a long-term contracted source of revenue and is subject to intense competition.

Our revenue in any given period is dependent on the number of fee-paying clients and corresponding level of AUM/AUA in such period. Our customized separate account and advisory account business operates in a highly competitive environment where typically there are no long-term contracts. While clients of our customized separate account and advisory account businesses may have multi-year contracts, many of these contracts are terminable upon 30 to 90 days' advance notice to us. We may lose clients as a result of a change in ownership, control or senior management, a client's decision to transition to in-house asset management rather than partner with a third-party provider such as us, competition from other financial advisors and financial institutions, changes to their investment policies and other causes. Isolated departures have occurred in the past but have not had a material impact on our business. Moreover, a number of our contracts with state government-sponsored clients are secured through such government's mandated procurement process, and are subject to periodic renewal. If multiple clients were to exercise their termination rights or fail to renew their existing contracts and we were unable to secure new clients or maintain our levels of AUM/AUA, our customized separate account and advisory account fees would decline materially. A significant reduction in the number of fee-paying clients and/or AUM/AUA levels in any given period could reduce our revenue and materially and adversely affect our business, financial condition and results of operations.

Our failure to deal appropriately with conflicts of interest could damage our reputation and materially and adversely affect our business.

As we expand the scope of our business, we increasingly confront potential and actual conflicts of interest relating to our advisory and investment management businesses. For example, we may recommend that various advisory clients invest in specialized funds managed by us. Additionally, allocating investment opportunities appropriately frequently involves significant and subjective judgements, and the risk that allocation decisions could be challenged as inconsistent with our obligations under applicable law, governing fund agreements or our own policies cannot be eliminated. It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction, litigation or regulatory enforcement actions. As a registered investment advisor, we owe our clients a fiduciary duty and are required to provide disinterested advice. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including an inability to raise additional funds, attract new clients or retain existing clients.

We have obligations to investors in our specialized funds and customized separate accounts and may have obligations to other third parties that may conflict with your interests.

Our subsidiaries that serve as the general partners of or advisors to our specialized funds and customized separate accounts have fiduciary and contractual obligations to the investors in those funds and accounts, and some of our subsidiaries may have contractual duties to other third parties. As a result, we may take actions with respect to the allocation of investments among our specialized funds and customized separate accounts (including funds and accounts that have different fee structures), the purchase or sale of investments in our specialized funds and customized separate accounts, the structuring of investment transactions for those specialized funds and customized separate accounts, the advice we provide or other actions in order to comply with these fiduciary and contractual obligations. In addition, because most of our senior management and other professionals hold most of their economic interests in us through HLA and certain of its affiliates, which are not subject to U.S. federal and state entity-level income taxes, and our Class A common stockholders hold their interests through Hamilton Lane Incorporated, which is subject to entity-level taxation as a corporation in the United States, conflicts relating to the selection and structuring of investments or other matters may arise between senior management and our other professionals, on the one hand, and the Class A stockholders of Hamilton Lane Incorporated, on the other hand.

Our ability to retain our senior management team and attract additional qualified investment professionals is critical to our success.

Our success depends on our ability to retain our senior management team and to recruit additional qualified investment, sales and other professionals. The individuals that comprise our senior management team possess substantial experience and expertise and, in many cases, have significant relationships with certain of our clients. Accordingly, the loss or prolonged absence of any one of our senior management team or other key personnel could adversely affect certain client relationships, reduce our productivity or limit our ability to successfully execute our investment strategies, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. Senior managing directors have left the firm in the past and others may do so in the future, and we cannot predict the impact that the departure of any senior managing director will have on our ability to achieve our investment objectives. In addition, there is no guarantee that the non-competition and non-solicitation agreements to which the majority of our personnel are subject, together with our other arrangements with them, will be enforceable or will prevent them from leaving, joining our competitors or otherwise competing with us. In order to retain and attract qualified investment professionals, we expect to continue to experience a general rise in compensation and benefits expense commensurate with expected growth in headcount and with the need to maintain competitive compensation levels, which could cause our total employee compensation and benefits expense as a percentage of our total revenue to increase and adversely affect our profitability. However, we may not be successful in our efforts, as the market for investment professionals is extremely competitive. In addition, the governing agreements of our specialized funds typically require the suspension of the investment period if, depending on the fund, between two and ten designated members of our senior management team cease to devote sufficient professional time to or cease to be employed by HLA, often called a "key person event," or in connection with certain other events. Any change to our senior management team could materially and adversely affect our business, financial condition and results of operations.

We intend to expand our business and may formulate new business strategies or enter into new geographic markets or strategic partnerships, which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenue from asset management and advisory services. However, we have and intend to continue to grow our business by offering additional products and services, by formulating new business strategies, by entering into, or expanding our presence in, new geographic markets and by entering into selected strategic partnerships and corporate investments. These activities have and could continue to increase our operational costs and subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, which may lead to increased litigation and regulatory risk. For example, we have recently undertaken business initiatives to reach an increasing number of retail investors in the United States and around the world, which exposes us to greater levels of risk, including heightened litigation, regulatory enforcement and reputational risks. The distribution of retail products, including through new channels (such as tokenization and digital securities exchanges), whether directly or through market intermediaries, can be complex and could expose us to allegations of improper conduct and/or actions by regulators within and outside the United States with respect to, among other things, product suitability, investor classification, compliance with securities laws, conflicts of interest and the adequacy of disclosure to customers to whom our products are distributed through those channels. To the extent distribution of our retail or other products is through third-party distributors with whom we engage, we may not be able to effectively monitor or control the manner of their distribution, which could result in claims that products distributed through such channels are distributed to customers for whom they are unsuitable or that they are distributed in an otherwise inappropriate manner. We are exposed to the risks of reputational damage and legal liability to the extent such third parties we engage, whom we do not control, improperly sell our products to investors. This risk increases as the number of third-party distributors increases.

In addition, our evergreen funds contain terms that permit investors to request redemption or repurchase of their interests on a periodic basis and, subject to certain limitations, include limits on the aggregate amount of such interests that may be redeemed or repurchased in a given period. Challenging market or economic conditions and liquidity needs could cause elevated redemption or repurchase requests from investors in such products, which can limit the amount of such redemption or repurchase requests that are fulfilled. Such limitations may subject us to reputational harm and may make such vehicles less attractive to investors, which could have a material adverse effect on the cash flows of such vehicles. This may in turn negatively impact the revenues we derive from such vehicles. For more information on the risks associated with our evergreen funds, see "—The exercise of redemption or repurchase rights by investors in our evergreen funds may adversely affect our revenues."

To the extent we introduce new types of investment structures, products or services, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, that we do not have the required investment of capital and other resources and that we could potentially lose clients due to the perception that we are no longer focusing on our core business. Further, the expansion into new geographies and strategies (including making products available on the blockchain and through tokenization and digital securities exchanges) has demanded greater management attention and dedication of resources to manage the increasing complexity of operations and regulatory compliance, thereby increasing the risk of litigation and regulatory enforcement actions being brought against us. Our initiatives to expand our retail investor base, including outside of the United States, requires the investment of significant time, effort and resources, including the hiring of additional personnel, the implementation of new operational, compliance and other systems and processes and the development or implementation of new technology. There is no assurance that our efforts to further grow the assets we manage on behalf of retail investors will be successful.

We have and will continue to provide resources to foster the development of new product offerings and business strategies by our investment professionals and launch successor and related products, such that our new strategies achieve a level of scale and profitability. To raise new funds and pursue new strategies, we have and expect to continue to use our balance sheet capital to warehouse seed investments, which may decrease the liquidity available for other parts of our business. If a new strategy or fund does not develop as anticipated or our balance sheet assets cease to provide adequate liquidity, we may be forced to realize losses or become limited in our ability to seed new funds or strategies or support existing ones as currently contemplated. Further, we have from time to time and intend to continue to explore opportunities to grow our business via acquisitions, partnerships, investments or other strategic transactions and have and may continue to use our balance sheet capital to do so. There can be no assurance that we will successfully identify, negotiate or complete such transactions, that any completed transactions will produce favorable financial results or that we will be able to successfully integrate an acquired business with ours. Further, our strategic initiatives include the acquisition of minority interests in third parties, in which case we will be subject to additional risks and uncertainties in that we may be dependent upon, and subject to liability for, losses or reputational damage relating to, systems, controls and personnel that are not under our control.

In addition, certain aspects of our cost structure, such as costs for compensation, occupancy leases, communication and information technology services, and depreciation and amortization are largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to growing our business. If we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially and adversely affected.

A decline in the pace or size of fundraising or investments made by us on behalf of our specialized funds or customized separate accounts may adversely affect our revenues.

The revenues that we earn are driven in part by the amount of capital committed by our clients for investment, our fundraising efforts and the pace at which we make investments on behalf of our specialized funds and customized separate accounts. Declines in the pace or the size of fundraising efforts or investments reduce our revenues. The private markets investing environment continues to see increased competition, which can make fundraising and the deployment of capital more difficult. In addition, many other factors cause declines in the pace of investment, including a market environment characterized by high prices, the inability of our investment professionals to identify attractive investment opportunities and decreased availability of financing on attractive terms or decreased availability of investor capital, including potentially as a result of a challenging fundraising environment or heightened requests for redemptions or repurchases in our evergreen funds. Further, we may fail to consummate identified investment opportunities because of business, regulatory or legal complexities or uncertainty and adverse developments in the U.S. or global economy, financial markets or geopolitical conditions, and our ability to deploy capital in certain countries may be adversely impacted by U.S. and foreign government policy changes and regulations. In addition, if we are unable to deploy capital at a pace that is sufficient to offset the pace of realizations, our fee revenues could decrease.

For our specialized funds and customized separate accounts that charge fees based on invested capital, such a decline in the pace of investments may reduce our revenue more acutely. In addition, fees based on invested capital may create an incentive to make investments earlier in the specialized fund's or customized separate account's life than it otherwise would if fees were charged based purely on capital commitments, which has more predictability for revenues.

Our indebtedness may expose us to substantial risks, and our cash balances are exposed to the credit risks of the financial institutions at which they are held.

We maintain a Term Loan and Security Agreement (as amended, the "Term Loan Agreement"), a 2020 Multi-Draw Term Loan and Security Agreement (as amended, the "2020 Multi-Draw Term Loan Agreement"), a 2022 Multi-Draw Term Loan and Security Agreement (the "2022 Multi-Draw Term Loan Agreement") and a Revolving Loan and Security Agreement (as amended, the "Revolving Loan Agreement" and, together with the Term Loan Agreement, the 2020 Multi-Draw Term Loan Agreement and the 2022 Multi-Draw Term Loan Agreement, the "Loan Agreements") with JPMorgan Chase & Co. ("JPMorgan"), as successor to First Republic Bank ("First Republic"). In early May 2023, JPMorgan announced its purchase of First Republic after that bank's failure. The purchase included our Loan Agreements. The Term Loan Agreement matures on January 1, 2030, the 2020 Multi-Draw Term Loan Agreement matures on July 1, 2030, the 2022 Multi-Draw Term Loan Agreement matures on October 1, 2029 and the Revolving Loan

Agreement matures on March 24, 2025. For more information on our Loan Agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources —Loan Agreements".

We expect to continue to utilize debt to finance our operations, which will expose us to the typical risks associated with the use of leverage. An increase in leverage could make it more difficult for us to withstand adverse economic conditions or business plan variances, to take advantage of new business opportunities, or to make necessary capital expenditures. Any portion of our cash flow required for debt service will not be available for our operations, distributions, dividends, stock repurchases or other purposes. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Further, there is no guarantee that we will be able to obtain new borrowings or refinance existing borrowings on favorable terms when they mature. Our level of indebtedness may make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business, regulatory and economic conditions, which could materially and adversely affect our business, financial condition and results of operations.

In addition, the availability of capital from our Loan Agreements and our cash balances are exposed to the credit risks of the financial institutions at which they are held. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or the financial services industry generally, or concerns or rumors about any such events or other similar risks, have in the past and may in the future lead to market-wide liquidity problems or the fear of market-wide liquidity problems. Our material credit facility consists of our Loan Agreements, which are now held at JPMorgan since its purchase of First Republic after that bank's failure. While the balances and liquidity of the accounts we maintain at First Republic have not been materially adversely affected by that bank's failure, if any of the financial institutions at which we maintain account balances or upon which we rely for credit were to become unstable or insolvent, our ability to access existing cash, cash equivalents and investments, or to access existing or enter into new banking arrangements or facilities to pay operational and other costs, could be threatened or lost, which could have a material adverse effect on our business and financial condition. Our account balances at each institution typically exceed Federal Deposit Insurance Corporation ("FDIC") insurance coverage of $250,000 per depositor, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. In some cases, we have transferred uninsured cash balances to money market mutual funds.

In addition, if any of our clients, investors, suppliers or other parties with whom we conduct business are unable to access funds pursuant to their lending arrangements with such a financial institution, their ability to pay their obligations to us, provide services to us or enter into new commercial arrangements requiring additional payments to us could be adversely affected, which could have a material adverse effect on our operations and cash flows.

Although the U.S. Department of Treasury, FDIC and Federal Reserve Board have announced a program to provide loans to financial institutions, widespread demands for customer withdrawals or other liquidity needs of financial institutions may exceed the capacity of such program. Additionally, there is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources and other credit arrangements in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect our company, the financial institutions with which we have credit agreements or arrangements, including the Loan Agreements, directly, or the financial services industry or economy in general.

We may be unable to remain in compliance with the financial or other covenants contained in the Loan Agreements.

The Loan Agreements contain, and any future debt instruments may contain, financial and other covenants that impose requirements on us and limit our and our subsidiaries' ability to engage in certain transactions or activities, such as:

- incur additional debt;

- provide guarantees in respect of obligations of other persons;

- make loans, advances and investments;

- maintain account balances at other financial institutions;

- make certain payments in respect of equity interests, including, among others, the payment of dividends and other distributions, redemptions and similar payments, payments in respect of warrants, options and other rights, and payments in respect of subordinated indebtedness;

- enter into transactions with investment funds and affiliates;

- create or incur liens;

- enter into negative pledges;

- sell all or any part of the business, assets or property, or otherwise dispose of assets;

- make acquisitions or consolidate or merge with other persons;

- enter into sale-leaseback transactions;

- change the nature of our business;

- change our fiscal year;

- make certain modifications to organizational documents or certain material contracts;

- make certain modifications to certain other debt documents; and

- enter into certain agreements with respect to the repayment of indebtedness, the making of loans or advances, or the transfer of assets.

There can be no assurance that we will be able to maintain leverage levels in compliance with the financial covenants included in the Loan Agreements. These restrictions may limit our flexibility in operating our business, and any failure to comply with these financial and other covenants, if not waived, would cause a default or event of default. For example, in light of events earlier this year in the banking industry and concerns about liquidity risk, we took steps to more fully diversify our account balances across various financial institutions. If our lender under the Loan Agreements determines that such diversification efforts constitute an event of default, our operations and business could be materially and adversely affected. Our obligations under the Loan Agreements are secured by substantially all of our assets. In the case of an event of default, creditors may exercise rights and remedies, including the rights and remedies of a secured party, under such agreements and applicable law, which could materially and adversely affect our business, financial condition and results of operations. For more information on our Loan Agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources —Loan Agreements".

Dependence on leverage by certain funds, customized separate accounts and portfolio companies subjects us to volatility and contractions in the debt financing markets and could adversely affect the ability of our specialized funds and customized separate accounts to achieve attractive rates of return on those investments, and cash balances maintained for investments are exposed to the credit risks of the financial institutions at which they are held.

Certain of the specialized funds and customized separate accounts we manage, the funds in which we invest and portfolio companies within our funds and customized separate accounts currently rely on leverage. If our specialized funds, customized separate accounts or the companies in which our specialized funds or customized separate accounts invest raise capital in the structured credit, leveraged loan and high yield bond markets, the results of their operations may suffer if such markets experience dislocations, contractions or volatility. Any such events could adversely impact the availability of credit to businesses generally, the cost or terms on which lenders are willing to lend, or the strength of the overall economy.

The absence of available sources of sufficient debt financing for extended periods of time or an increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance those investments, and, in the case of rising interest rates, decrease the value of fixed-rate debt investments made by our funds. Certain investments may also be financed through fund-level credit facilities, which may or may not be available for refinancing on favorable terms, or at all, at the end of their respective terms. Further, the cost of borrowing may not be covered by the appreciation of the assets in the investment, which could be exacerbated in difficult market conditions and adversely impact our revenues. We also make arrangements with financial institutions for loans and to hold cash balances on behalf of our clients to fund contributions to and hold distributions from investments. The availability of capital from these debt facilities and cash balances is exposed to the credit risks of the financial institutions at which they are held. Adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any such events or other similar risks, have in the past and may in the future lead to market-wide liquidity problems or the fear of market-wide liquidity problems. If the financial institutions at which our specialized funds', customized separate accounts', clients' or investors' credit facilities or cash account balances are held were to be placed into receivership or become insolvent, their ability to access existing cash, cash equivalents and investments, or to access existing or new banking arrangements or facilities to fund commitments, could be threatened or lost, which could have a material adverse effect on our reputation and results of operations. Account balances at these institutions typically exceed FDIC insurance coverage of $250,000 per depositor, and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. Finally, limitations on the deductibility of interest expense on indebtedness used to finance our specialized funds' investments reduce the after-tax rates of return on the affected investments and make it more costly to use debt financing. Any of these factors may have an adverse impact on our business, results of operations and financial condition.

Similarly, private markets funds' portfolio companies regularly utilize the corporate debt markets to obtain additional financing for their operations. The leveraged capital structure of such businesses increases the exposure of the funds' portfolio companies to adverse economic factors such as rising interest rates, financial institution risks discussed above, downturns in the economy or deterioration in the condition of such business or its industry. Any adverse impact caused by the use of leverage by portfolio companies in which we directly or indirectly invest could in turn adversely affect the returns of our specialized funds, customized separate accounts and advisory accounts.

Defaults by clients and third-party investors in certain of our specialized funds and customized separate accounts could adversely affect that fund's operations and performance.

Our business is exposed to the risk that clients that owe us money for our services may not pay us, and investors may default on their obligations to fund their commitments. We believe that these risks increase during periods of economic uncertainty, such as in the case of difficult or volatile market and geopolitical conditions, and if the financial institutions holding cash to be used for funding commitments are in financial distress. If investors in our specialized funds and certain customized separate accounts default on their obligations to fund commitments, there may be adverse consequences on the investment process, and we could incur losses and be unable to meet underlying capital calls. For example, investors in most of our specialized funds make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. We depend on investors fulfilling and honoring their commitments when we call capital from them for those funds to consummate investments and otherwise pay their obligations when due. In addition, certain of our funds and customized separate accounts may utilize lines of credit to fund investments. Because interest expense and other costs of borrowings under lines of credit are an expense of the fund or account, the fund's or account's net multiple of invested capital may be reduced, as well as the amount of carried interest generated. Any material reduction in the amount of carried interest generated may adversely affect our revenues. We have not had clients or investors fail to honor capital calls to any meaningful extent.

Any investor that did not fund a capital call would be subject to several possible penalties, including having a meaningful amount of its existing investment forfeited in that fund. However, the impact of the penalty is directly correlated to the amount of capital previously invested by the investor in the fund. For instance, if an investor has invested little or no capital early in the life of the fund, then the forfeiture penalty may not be as meaningful. A failure of clients or investors to honor a significant amount of capital calls could have a material adverse effect on our business, financial condition and results of operations.

Our failure to comply with investment guidelines set by our clients could result in damage awards against us or a reduction in AUM, either of which would cause our earnings to decline and adversely affect our business.

When clients retain us to manage assets on their behalf, they specify certain guidelines regarding investment allocation and strategy that we are required to observe in the management of their portfolios. Our failure to comply with these guidelines and other limitations could result in clients terminating their investment management agreement with us, as these agreements generally are terminable without cause on 30 to 90 days' notice. Clients could also sue us for breach of contract and seek to recover damages from us. In addition, such guidelines may restrict our ability to pursue certain allocations and strategies on behalf of our clients that we believe are economically desirable, which could similarly result in losses to a client account or termination of the account and a corresponding reduction in AUM. Even if we comply with all applicable investment guidelines, a client may be dissatisfied with its investment performance or our services or fees, and may terminate their customized separate accounts or advisory accounts or be unwilling to commit new capital to our specialized funds, customized separate accounts or advisory accounts. Any of these events could cause our earnings to decline and materially and adversely affect our business, financial condition and results of operations.

Misconduct by our employees, advisors or third-party service providers could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

There is a risk that our employees, advisors or third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of laws, obligations and standards arising from our advisory and investment management businesses and our discretionary authority over the assets we manage. The violation of these laws, obligations and standards by any of our employees, advisors or third-party service providers would adversely affect our clients and us by subjecting us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence. Our business also often requires that we deal with confidential matters of great significance to companies and funds in which we may invest for our clients. If our employees, advisors or third-party service providers were to engage in fraudulent activity, violate regulatory standards or improperly use or disclose sensitive or confidential information, we could be subject to legal or regulatory action and suffer serious harm to our reputation, financial position and current and future business relationships. The pervasiveness of social media and electronic communications and the increasing prevalence of artificial intelligence could also lead to faster and wider dissemination of any adverse publicity or inaccurate information about us, making effective remediation more difficult and further magnifying the reputational risks associated with negative publicity. It is not always possible to detect or deter misconduct, and the precautions we take that seek to detect and prevent undesirable activity may not be effective. In addition, allowing employees to work remotely has required us to develop and implement additional precautions in order to detect and prevent employee misconduct. Such additional precautions, which may include the implementation of security and other restrictions, may make our systems more difficult and costly to operate and may not be effective in preventing employee misconduct in a remote work environment. If one of our employees, advisors or third-party service providers were to engage in misconduct or were to be accused of misconduct, our business and our reputation could be materially and adversely affected. See "—Risks Related to Our Industry—Extensive government regulation, compliance failures and changes in law or regulation could adversely affect us."

If the investments we make on behalf of our specialized funds or customized separate accounts perform poorly, we may suffer a decline in our investment management revenue and earnings, and our ability to raise capital for future specialized funds and customized separate accounts may be materially and adversely affected.

Our revenue from our investment management business is derived from fees earned for our management of our specialized funds, customized separate accounts and advisory accounts, incentive fees, or carried interest, with respect to certain of our specialized funds and customized separate accounts, and monitoring and reporting fees. In the event that our specialized funds, customized separate accounts or individual investments perform poorly, our revenues and earnings derived from incentive fees will decline, and it will be more difficult for us to raise capital for new specialized funds or gain new or retain current customized separate account clients in the future. Furthermore, underlying investments within our specialized funds and customized separate accounts reflect valuations reported elsewhere in this Form 10-K that are determined as of December 31, 2022. Decreases in public markets and credit indices as well as decreases in current or future estimated performance of underlying portfolio companies in quarters ending after that date may result in negative valuation adjustments that will be reported on a three-month lag in accordance with our accounting policy. Adverse investment valuations directly impact our investments, equity in income of investees, unrealized carried interest, AUM and AUA for the period. In addition, if carried interest that was previously distributed to us exceeds the amounts to which we are ultimately entitled, we may be required to repay that amount under a "clawback" obligation. The risk of clawback can occur as a result of diminished investment performance. If we are unable to repay the amount of the clawback, we would be subject to liability for a breach of our contractual obligations. If we are unable to raise or are required to repay capital, our business, financial condition and results of operations would be materially and adversely affected.

The timing at which we receive distributions of carried interest, an element of our revenues, can be sporadic and unpredictable, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may cause the price of our Class A common stock to decline.

Our cash flow may fluctuate significantly due to the fact that we receive carried interest distributions only when investments are realized and achieve a certain preferred return based on performance. It takes a substantial period of time to identify attractive investment opportunities, raise all funds needed to make an investment and then realize the cash value (or other proceeds) of an investment. Even if an investment proves to be profitable, it may be a number of years before any profits can be realized in cash (or other proceeds). In addition, carried interest distributions have in the past and may in the future decrease in difficult, volatile or uncertain economic environments as the ability of general partners to exit and realize value from existing investments may be even more limited than in more stable economic environments. We cannot predict when, or if, any realization of investments will occur, and thus, we cannot predict the timing or amounts of carried interest distributions to us. If we were to receive a distribution of carried interest in a particular quarter, it may have a significant impact on our results for that particular quarter, which may not be replicated in subsequent quarters. As a result, achieving steady growth in net income and cash flow on a quarterly basis may be difficult, which could in turn lead to large adverse movements or general increased volatility in the price of our Class A common stock.

The exercise of redemption or repurchase rights by investors in our evergreen funds may adversely affect our revenues.

Unlike traditional private market vehicles, which generally do not permit redemptions of fund interests until the liquidation of the fund upon scheduled termination dates, our evergreen funds contain investor liquidity features that permit investors to redeem or repurchase their interests from time to time. Factors that could result in investors leaving our evergreen funds include changes in interest rates or market conditions that make other investments more attractive, changes in or rebalancing due to investors' asset allocation policies, changes in investor perception regarding our focus or alignment of interest, unhappiness with a fund's performance or investment strategy, changes in our reputation, departures or changes in responsibilities of key personnel, performance and liquidity needs of fund investors and legal or regulatory issues that investors perceive to have a bearing on the fund. In a declining market, our evergreen vehicles may experience declines in value, and the pace of redemptions and consequent reduction in our assets under management could accelerate. Such declines in value may be both provoked and exacerbated by forced selling of assets, as further described below. Actions taken to meet substantial redemption requests could result in a material adverse effect on the fund's investments, ability to make new investments or ability to achieve its investment objectives.

To the extent appropriate and permissible under a vehicle's constituent documents, we may limit redemptions or repurchases in such vehicle for a period of time. This may subject us to reputational harm, make such vehicles less attractive to investors in the future and negatively impact future subscriptions to such vehicles, which could have a material adverse effect on the cash flows of such vehicles and may negatively impact the revenues we derive from them.

In addition, multiple and sustained redemption or repurchase requests could exhaust a fund's sources of liquidity and create pressure to dispose of investments by a fund sooner than anticipated to satisfy such requests. The investments of such funds are generally illiquid in nature and disposing of such investments within the necessary timeframe could reduce the price at which counterparties are willing to transact. In most cases, transferring such investments requires the consent of a third-party sponsor, and, if such sponsors are unwilling to consent, a fund may need to liquidate a less desirable investment as an alternative. Such accelerated disposition could reduce or eliminate our potential carried interest associated with such investment, and the reduction in such fund's NAV resulting from the redemption or repurchase would reduce the management fees payable to us.

Finally, the inclusion of redemption or repurchase rights in our evergreen funds create heightened risk of operational error, including with respect to the calculation of NAV. Any such errors could adversely affect the exercise of redemption rights and could adversely affect our revenues and profitability, including as a result of litigation or regulatory investigations.

Valuation methodologies for certain assets in our specialized funds and customized separate accounts can be highly subjective, and the values of assets established pursuant to such methodologies may never be realized, which could result in significant losses for our specialized funds and customized separate accounts.

There are no readily ascertainable market prices for a large number of the investments in our specialized funds, customized separate accounts, advisory accounts or the funds in which we invest. The value of the fund investments of our specialized funds and customized separate accounts is determined periodically by us based on the fair value of such investments as reported by the underlying fund managers. Our valuation of the funds in which we invest is largely dependent upon the processes employed by the managers of those funds. The fair value of investments is determined using a number of methodologies described in the particular funds' valuation policies. These policies are based on a number of factors, including the nature of the investment, the expected cash flows from the investment, the length of time the investment has been held and other generally accepted valuation methodologies. The value of the equity and credit investments of our specialized funds and customized separate accounts is determined periodically by us using independent third-party valuation firms to aid us in determining the fair value of these investments using generally accepted valuation methodologies.

These may include references to market multiples, valuations for comparable companies, public or private market transactions, subsequent developments concerning the companies to which the securities relate, results of operations, financial condition, cash flows, and projections of such companies made accessible to us and such other factors that we may deem relevant. The methodologies we use in valuing individual investments are based on a variety of estimates and assumptions specific to the particular investments, and actual results related to the investment may vary materially as a result of the inaccuracy of such assumptions or estimates. In addition, because the illiquid investments held by our specialized funds, customized separate accounts, advisory accounts and the funds in which we invest may be in industries or sectors that are unstable, in distress, or undergoing some uncertainty, such investments are subject to rapid changes in value caused by sudden company-specific or industry-wide developments.

Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of such investments as reflected in a fund's NAV do not necessarily reflect the prices that would actually be obtained if such investments were sold. Realizations at values significantly lower than the values at which investments have been reflected in fund NAVs could result in losses for the applicable fund and the loss of potential incentive fees by the fund's manager and us. Also, a situation in which asset values turn out to be materially different from values reflected in fund NAVs, whether due to misinformation or otherwise, could cause investors to lose confidence in us and may, in turn, result in difficulties in our ability to raise additional capital, retain clients or attract new clients. Further, we often engage third-party valuation agents to assist us with the valuations. It is possible that a material fact related to the target of the valuation might be inadvertently omitted from our communications with them, resulting in an inaccurate valuation.

Further, the SEC has instituted enforcement actions against advisors for misleading investors about valuation. If the SEC were to investigate and find errors in our methodologies or procedures, we and/or members of our management could be subject to penalties and fines, which could harm our reputation and our business, financial condition and results of operations could be materially and adversely affected.

Our investment management activities may involve investments in relatively high-risk, illiquid assets, and we and our clients may lose some or all of the amounts invested in these activities or fail to realize any profits from these activities for a considerable period of time.

The investments made by our specialized funds and customized separate accounts and recommended by our advisory services may include high-risk, illiquid assets. We generally have made and expect to continue to make principal investments alongside our investors, as the general partner, in our existing private markets funds and certain customized separate accounts and in any new private markets funds we may establish in the future. The private markets funds in which we invest capital generally invest in securities that are not publicly traded. Even if such securities are publicly traded, many of these funds may be prohibited by contract or applicable securities laws from selling such securities for a period of time. Such funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Accordingly, the private markets funds in which we invest our clients' capital may not be able to sell securities when they desire and therefore may not be able to realize the full value of such securities. The ability of private markets funds to dispose of investments is dependent in part on the public equity and debt markets, to the extent that the ability to dispose of an investment may depend upon the ability to complete an IPO of the portfolio company in which such investment is held or the ability of a prospective buyer of the portfolio company to raise debt financing to fund its purchase. Furthermore, large holdings of publicly traded equity securities can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Contributing capital to these funds is risky, and we may lose some or the entire amount of our specialized funds' and our clients' investments.

The portfolio companies in which private markets funds have invested or may invest will sometimes involve a high degree of business and financial risk. These companies may be in an early stage of development, may not have a proven operating history, may be operating at a loss or have significant variations in operating results, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may be subject to extensive regulatory oversight, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may have a high level of leverage, or may otherwise have a weak financial condition. See "—Dependence on leverage by certain funds, customized separate accounts and portfolio companies subjects us to volatility and contractions in the debt financing markets and could adversely affect the ability of our specialized funds and customized separate accounts to achieve attractive rates of return on those investments, and cash balances maintained for investments are exposed to the credit risks of the financial institutions at which they are held."

In addition, these portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Portfolio companies in non-U.S. jurisdictions may be subject to additional risks, including changes in currency exchange rates, exchange control regulations, risks associated with different types (and lower quality) of available information, expropriation or confiscatory taxation and adverse political and regulatory developments. In addition, during periods of difficult market conditions or slowdowns in a particular investment category, industry or region, portfolio companies may experience decreased revenues, financial losses, difficulty in obtaining access to financing and increased costs. During these periods, these companies may also have difficulty in expanding their businesses and operations and may be unable to pay their expenses as they become due. A general market downturn or a specific market dislocation may result in lower investment returns for the private markets funds or portfolio companies in which our specialized funds and customized separate accounts invest, which consequently would materially and adversely affect investment returns for our specialized funds and customized separate accounts. Furthermore, if the portfolio companies default on their indebtedness, or otherwise seek or are forced to restructure their obligations or declare bankruptcy, we could lose some or all of our investment and suffer reputational harm.

We may pursue investment opportunities that involve business, regulatory, legal or other complexities.

We may pursue investment opportunities that have unusually complex business, regulatory and/or legal aspects to them. Some of our investments may be structured as an investment in which we only acquire a minority interest or in which two or more investors serve together or collectively as equity sponsors, which generally means that any governance rights must be shared with the other investors. Accordingly, decisions relating to the investment may be made by third parties, which could have a material adverse effect on the returns achieved by us on the investment. Complexity presents risks, as such transactions can be more difficult, expensive and time-consuming to finance and execute, it can be more difficult to manage or realize value from the assets acquired in such transactions and such transactions sometimes involve a higher level of regulatory scrutiny or a greater risk of contingent liabilities. Any of these risks could materially and adversely affect our business, financial condition and results of operations.

Our specialized funds and customized separate accounts may face risks relating to undiversified investments.

We cannot give assurance as to the degree of diversification that will be achieved in any of our specialized funds or customized separate accounts. Difficult market conditions or slowdowns affecting a particular asset class, industry, geographic region or other category of investment could have a significant adverse impact on a given specialized fund or customized separate account if its investments are concentrated in that area, which would result in lower investment returns. Accordingly, a lack of diversification on the part of a specialized fund or customized separate account could adversely affect its investment performance and, as a result, our business, financial condition and results of operations.

Our specialized funds and customized separate accounts make investments in funds and companies that we do not control.

Investments by most of our specialized funds and customized separate accounts will include debt instruments and equity securities of companies that we do not control. Our specialized funds and customized separate accounts may invest through direct investment arrangements or acquire minority equity interests and may also dispose of a portion of their equity investments in portfolio companies over time in a manner that results in their retaining a minority investment. Consequently, the performance of our specialized funds and customized separate accounts will depend significantly on the investment and other decisions made by third parties, which could have a material adverse effect on the returns achieved by our specialized funds or customized separate accounts. Portfolio companies in which the investment is made may make business, financial or management decisions with which we do not agree. In addition, the majority stakeholders or our management may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the values of our investments and the investments we have made on behalf of clients could decrease and our financial condition, results of operations and cash flow could suffer as a result.

Investments by our specialized funds, customized separate accounts and advisory accounts may in many cases rank junior to investments made by other investors.

In many cases, the companies in which our specialized funds, customized separate accounts or advisory accounts invest have indebtedness or equity securities, or may be permitted to incur indebtedness or to issue equity securities, that rank senior to our clients' investments in our specialized funds, customized separate accounts or advisory accounts. By their terms, these instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our clients' investments. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company in which one or more of our specialized funds, customized separate accounts or advisory accounts hold an investment, holders of securities ranking senior to our clients' investments would typically be entitled to receive payment in full before distributions could be made in respect of our clients' investments. After repaying senior security holders, the company may not have any remaining assets to use for repaying amounts owed in respect of our clients' investments. To the extent that any assets remain, holders of claims that rank equally with our clients' investments would be entitled to share on an equal and ratable basis in distributions that are made out of those assets. Also, during periods of financial distress or following an insolvency, our ability to influence a company's affairs and to take actions to protect investments by our specialized funds, customized separate accounts or advisory accounts may be substantially less than that of those holding senior interests.

The substantial growth of our business in recent years may be difficult to sustain, as it may place significant demands on our resources and employees and will increase our expenses.

The substantial growth of our business has placed, and if it continues, will continue to place, significant demands on our infrastructure, our investment team and other employees, and will increase our expenses. We strive to maintain a work environment that reinforces our culture of collaboration, motivation and doing the right thing. If we do not continue to develop and implement appropriate processes and tools to maintain this culture, particularly in light of rapid and significant growth in our employee population and our permitting most employees to work remotely or split their time in hybrid remote/office work, our ability to compete successfully and achieve our business objectives could be impaired, which could negatively impact our business, financial condition and results of operations.

In addition, we are required to develop continuously our infrastructure in response to the increasingly complex investment management industry and increasing sophistication of investors. Legal and regulatory developments also contribute to the level of our expenses. The future growth of our business will depend, among other things, on our ability to maintain the appropriate infrastructure and staffing levels to sufficiently address our growth and will require us to incur significant additional expenses and commit additional senior management and operational resources. We may face significant challenges in maintaining adequate financial and operational controls as well as implementing new or updated information and financial systems and procedures. Training, managing and appropriately sizing our work force and other components of our business on a timely and cost-effective basis may also pose challenges. In addition, our efforts to retain or attract qualified investment professionals is expected to result in significant additional expenses. There can be no assurance that we will be able to manage our growing business effectively or that we will be able to continue to grow, and any failure to do so could adversely affect our ability to generate revenue and control our expenses.

We may not be able to maintain our desired fee structure as a result of industry pressure from private markets investors to reduce fees, which could have a material adverse effect on our profit margins and results of operations.

We may find it harder to retain and raise funds, and we may lose investment opportunities in the future, if we do not match the prices, structures and terms offered by our competitors. We may not be able to maintain our current fee structure as a result of industry pressure from private markets investors to reduce fees. In order to maintain our desired fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that incentivize our investors to pay our desired fee rates. We cannot assure you that we will succeed in providing investment returns and service that will allow us to maintain our desired fee structure. Fee reductions on existing or future new business could have a material adverse effect on our profit margins and results of operations.

Our risk management strategies and procedures may leave us exposed to unidentified or unanticipated risks.

Risk management applies to our investment management operations as well as to the investments we make for our specialized funds and customized separate accounts. We have developed and continue to update strategies and procedures specific to our business for managing risks, which include market risk, liquidity risk, operational risk and reputational risk. Management of these risks can be very complex. These strategies and procedures may fail under some circumstances, particularly if we are confronted with risks that we have underestimated or not identified, including those related to difficult market or geopolitical conditions. Given the large number and size of our funds, we often have large positions with a single counterparty. For example, we and most of our funds have credit lines. If the lender under one or more of those credit lines were to freeze the account in response to sanctions or become insolvent, we may have difficulty replacing the credit line and the affected fund(s) or we may face liquidity challenges, which may adversely affect our business operations or the fund's ability to close on an investment. If that counterparty is unable to perform its obligations or performs below our standards, we, our specialized funds, customized separate accounts and other investments may be adversely affected. In addition, some of our methods for managing the risks related to our clients' investments are based upon our analysis of historical private markets behavior. Statistical techniques are applied to these observations in order to arrive at quantifications of some of our risk exposures. Historical analysis of private markets returns requires reliance on valuations performed by fund managers, which may not be reliable measures of current valuations. These statistical methods may not accurately quantify our risk exposure if circumstances arise that were not observed in our historical data. In particular, as we introduce new types of investment structures, products or services, our historical data may be incomplete. Failure of our risk management techniques could materially and adversely affect our business, financial condition and results of operations, including our right to receive incentive fees.

The due diligence process that we undertake in connection with investments may not reveal all facts that may be relevant in connection with an investment.

Before making or recommending investments for our clients, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important, complex, and sometimes evolving, business, financial, tax, accounting, technological, environmental, social, governance and legal and regulatory issues. Outside consultants, legal advisors and accountants may be involved in the due diligence process in varying degrees depending on the type of investment and the parties involved. Nevertheless, when conducting due diligence and making an assessment regarding an investment, we rely on the information available to us, including information provided by the target of the investment and, in some circumstances, third-party investigations, and such an investigation will not necessarily result in the investment ultimately being successful.

Moreover, the due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts (including bribery, fraud or other illegal activities) or risks that are necessary or helpful in evaluating such investment opportunity. Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect and may be more widespread in certain jurisdictions. Many of our specialized funds, customized separate accounts or advisory accounts have invested in emerging market countries that may not have established laws and regulations that are as stringent as in more developed nations, or where existing laws and regulations may not be consistently enforced. Due diligence on investment opportunities in these jurisdictions is frequently more complicated because consistent and uniform commercial practices in such locations may not have developed, and bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. Such misconduct may undermine our due diligence efforts with respect to such companies and could negatively affect the valuations of investments in such companies. Further, we may not identify or foresee future developments that could have a material adverse effect on an investment, such as misconduct by personnel at companies in which our specialized funds, customized separate accounts or advisory accounts invest. Isolated incidents involving such matters have occurred in the past but have not had a material impact on our financial condition or results of operations. Financial fraud or other deceptive practices, or failures by personnel at such companies to comply with anti-bribery, trade sanctions or other legal and regulatory requirements, could cause significant legal, reputational and business harm to us.

In addition, a substantial portion of our specialized funds are funds-of-funds, and therefore we are dependent on the due diligence investigation of the general partner or direct investment partner leading such investment. We have little or no control over their due diligence process, and any shortcomings in their due diligence could be reflected in the performance of the investment we make with them on behalf of our clients. Poor investment performance could lead clients to terminate their agreements with us and/or result in negative reputational effects, either of which could materially and adversely affect our business, financial condition and results of operations.

Finally, some matters covered by our due diligence process, such as ESG, are continuously evolving and we may not accurately or fully anticipate such evolution. With respect to ESG, the nature and scope of our due diligence will vary based on the investment, but may include a review of, among other things: energy management, air and water pollution, land contamination, diversity, human rights, employee health and safety, accounting standards and bribery and corruption. Selecting and evaluating ESG factors is subjective by nature, and there is no guarantee that the criteria utilized or judgment exercised by us or a third-party ESG specialist we may engage will reflect the beliefs, values, internal policies or preferred practices of any particular client or market trends. For instance, our ESG framework does not represent a universally recognized standard for assessing ESG considerations, as there are different frameworks and methodologies being implemented by others in the industry, in addition to numerous international initiatives on the subject. The materiality of ESG risks and impacts on an individual potential investment or portfolio as a whole depend on many factors, including the relevant industry, country, asset class and investment style.

Restrictions on our ability to collect and analyze data regarding our clients' investments could adversely affect our business.

Our database of private markets investments includes funds and direct investments that we monitor and report on for our specialized funds, customized separate accounts and advisory accounts. We rely on our database to provide regular reports to our clients, to research developments and trends in private markets and to support our investment processes. We depend on the continuation of our relationships with the general partners and sponsors of the underlying funds and investments in order to maintain current data on these investments and private markets activity. The termination of such relationships or the imposition of restrictions on our ability to use the data we obtain for our reporting and monitoring services could adversely affect our business, financial condition and results of operations. We are also highly dependent upon the technology platforms within which our data is stored and analyzed, and any disruption in the services provided by such platforms, whether temporary or permanent, could have a material adverse effect on our ability to effectively continue to operate our business without interruption. See "—Operational risks may disrupt our business, damage our reputation, result in financial losses or limit our growth."

Operational risks may disrupt our business, damage our reputation, result in financial losses or limit our growth.

We rely heavily on our and our third-party service providers' financial, accounting, compliance, monitoring, administration, reporting and other data processing systems and technology platforms, including those of our fund administrators and AIFMs. If any of these systems do not operate properly, are not operated properly or are disabled or fail, including the loss of or unauthorized access to data, whether caused by fire, natural disaster, power or telecommunications failure, computer viruses, malicious actors, negligence, acts of terrorism or war or otherwise, or if our third-party service providers fail to perform as expected, we could suffer a disruption of our business, financial loss, liability to clients, regulatory intervention or reputational damage, which could materially and adversely affect our business, financial condition and results of operations. Isolated incidents involving such matters have occurred in the past but have not had a material impact on our financial condition or results of operations. If any of our third-party service providers access or use our information for the purpose of competing with us or undermining our efforts, we may lose clients and opportunities, which may adversely affect our financial condition. In addition, we face operational risk from errors made in the execution, confirmation or settlement of transactions, as well as errors in recording, evaluating and accounting for them. Our and our third-party service providers' data processing systems and technology may be unable to accommodate our growth or adequately protect the information of our clients or address security risks, and the cost of maintaining and improving such systems and technology may increase from our current level. Such a failure or an increase in costs related to such information systems and technology, could have a material adverse effect on our results of operations, financial condition and cash flow. A disaster or a disruption in technology or infrastructure that supports our business, including a disruption involving electronic communications, cloud-based infrastructure or other services used by us, our third-party service providers or other third parties with whom we conduct business, or a disruption directly affecting our principal offices, could negatively impact our ability to continue to operate our business without interruption. Our business continuation or disaster recovery programs may not be sufficient to mitigate the harm that could result from such a disaster or disruption, and insurance and other safeguards may not reimburse us for the full amount of our losses. We are also subject to the risk that the financial institutions with which we maintain credit facilities or cash account balances fail. For more information on this risk, please see "—Our indebtedness may expose us to substantial risks, and our cash balances are exposed to the credit risks of the financial institutions at which they are held."

Failure to maintain the security of our information and technology networks or data security breaches could harm our reputation and have a material adverse effect on our results of operations, financial condition and cash flow.

We rely on the reasonably secure processing, storage and transmission of confidential and other sensitive information in our computer systems and networks, and those of our third-party service providers and their vendors. In the ordinary course of our business, we collect and store a range of data, including our proprietary business information and intellectual property, and personally identifiable information of our employees, our clients and other third parties, in our cloud applications and on our networks, as well as our third-party service providers' systems. The secure processing, maintenance and transmission of this information are critical to our operations. We, our service providers and their vendors face various security threats on a regular basis, including ongoing cybersecurity threats to and attacks that are intended to gain unauthorized access to our sensitive or proprietary information, destroy data or disable, degrade or sabotage our systems. Cyber-incident techniques change frequently, may not immediately be recognized and can originate from a wide variety of sources. There has been an increase in the frequency, sophistication and ingenuity of the data security threats we and our service providers face. Any interruption or deterioration in performance, cybersecurity incidents or failures of information systems and technology could impair the quality of our or our funds' operations, affect our reputation and adversely affect our business, financial condition and results of operations.

We are dependent on the effectiveness of our and our service providers' information security policies, procedures and capabilities designed to protect our and their computer, network and telecommunications systems and the data such systems contain or transmit. Attacks on our or their information technology infrastructure could enable the attackers to gain unauthorized access to and steal our sensitive or proprietary information, destroy data or disable, degrade or sabotage our systems or divert or otherwise steal funds, and attackers have in the past gained unauthorized access to sensitive information about us, our clients and investors by attacking the systems of certain of our service providers. Such prior events, to date, have not had a material impact on our operations, results of operations or financial condition. Attacks range from those common to businesses generally to those that are more advanced and persistent, which may target us because members of our senior management team may have public profiles or because, as an alternative investment management firm, we hold a significant amount of confidential and sensitive information about our clients and potential investments.

Our and our third-party service providers' computer systems, software and networks may be vulnerable to unauthorized access, theft, misuse, computer viruses or other malicious code, and other events that could have a security impact. We, our employees and certain of our third-party service providers have been and expect to continue to be the target of hacking attacks, "phishing" or similar forms of social engineering attacks, and the subject of impersonations and fraudulent requests for money and other forms of activities. Such prior events, to date, have not had a material impact on our financial condition or results of operations. Further, the majority of our employees have the flexibility to work remotely or to split their time in hybrid remote/office work, which introduces operational risks, including heightened cybersecurity risk, as remote working environments can be less secure and more susceptible to hacking attacks. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. In addition, cybersecurity has become a top priority for regulators around the world. Many jurisdictions in which we operate have laws and regulations relating to privacy, data protection and cybersecurity, such as the General Data Protection Regulation ("GDPR") in the EU and U.K., the Personal Information Protection Law ("PIPL") in China and the California Privacy Rights Act ("CPRA"). In addition, the SEC proposed new rules related to cybersecurity risk management for registered investment advisers and funds. If this proposal is adopted, it could increase our compliance costs and potential regulatory liability related to cybersecurity. See "—Rapidly developing and changing privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage." Some jurisdictions have also enacted laws requiring companies to notify individuals and governmental agencies of data security breaches involving certain types of personal data. Breaches in security, whether malicious in nature or through inadvertent transmittal or other loss of data, could potentially jeopardize our, our employees' or our clients' or counterparties' sensitive, confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks or those of our third-party service providers, or otherwise cause interruptions or malfunctions in our, our employees', our clients', our counterparties' or third parties' operations, which could result in material financial losses, increased costs, disruption of our business, liability to clients and other counterparties, regulatory intervention or reputational damage, which, in turn, could cause a decline in our earnings and/or stock price. Furthermore, if we fail to comply with relevant laws and regulations or fail to provide the appropriate regulatory or other notifications of breach in a timely manner, it could result in regulatory investigations and material penalties, which could lead to negative publicity and may cause our clients to lose confidence in the effectiveness of our security measures and us more generally. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

Finally, our technology platforms, data and intellectual property are also subject to a heightened risk of theft or compromise to the extent we engage in operations outside the United States, in particular in those jurisdictions that do not have comparable levels of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and customer information and records. In addition, we may be required to compromise protections or forego rights to technology, data and intellectual property in order to operate in or access markets in a foreign jurisdiction. Any such direct or indirect compromise of these assets could have a material adverse impact on us.

Rapidly developing and changing privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.

We are subject to various risks and costs associated with the collection, processing, storage and transmission of personal data and other sensitive and confidential information. Personal data is information that can be used to identify a natural person, including names, photos, email addresses, or computer IP addresses. This data is wide ranging and relates to our clients, employees, counterparties and other third parties. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including the GDPR in the EU and U.K., China's PIPL and the CPRA in California. Some jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Our compliance obligations include those relating to U.S. state laws and regulations, including, without limitation the CPRA, which provides for enhanced privacy protections for California residents, a private right of action for data breaches and statutory fines and damages for data breaches or other CPRA violations, as well as a requirement of "reasonable" cybersecurity. We are also required to comply with foreign data collection and privacy laws in various non-U.S. jurisdictions in which we have offices or conduct business, including the GDPR, which applies to all organizations processing or holding personal data of EU and U.K. data subjects (regardless of the organization's location) as well as to organizations outside the EU and U.K. that offer goods or services in the EU or U.K., or that monitor the behavior of EU or U.K. data subjects. Compliance with the GDPR requires us to analyze and evaluate how we handle data in the ordinary course of business, from processes to technology. EU and U.K. data subjects need to be given full disclosure about how their personal data will be used and stored. In that connection, consent must be explicit and companies must be in a position to delete information from their global systems permanently if consent were withdrawn. Financial regulators and data protection authorities throughout the EU and U.K. have broad audit and investigatory powers under the GDPR to probe how personal data is being used and processed. Penalties for non-compliance can be material. Our business is subject to many privacy laws in many other jurisdictions globally, including Switzerland, Japan, Hong Kong, Singapore, Australia and Canada. In addition, other countries and states are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost, complexity and regulatory enforcement risk of delivering our services. Global laws in this area are rapidly increasing in the scale and depth of their requirements, and are also often extra-territorial in nature. In addition, a wide range of regulators and private actors are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements set forth in our contractual arrangements with counterparties. These legal, regulatory and contractual obligations heighten our privacy obligations in the ordinary course of conducting our business in the United States and globally.

While we have taken various measures to help ensure that our policies, processes and systems are in compliance with our obligations, our potential liability remains, particularly given the continued and rapid development of privacy laws and regulations around the United States and the world, varied requirements from jurisdiction to jurisdiction, increased enforcement action and significant monetary penalties. Any inability, or perceived inability, to adequately address privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant regulatory and third-party liability, increased costs, disruption of our business and operations, and a loss of client confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for us to seek compliance with such laws and regulations continues to increase.

Our failure or inability to obtain, maintain, protect and enforce our trademarks, service marks, trade names and other intellectual property rights could adversely affect our business, including the value of our brands.

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are owned by us or licensed by us. We also own or have the rights to copyrights that protect the content of our solutions. Despite our efforts to obtain, maintain, protect and enforce our trademarks, service marks, trade names and other intellectual property rights in the United States and other jurisdictions, there can be no assurance that these protections will be available in all cases, and our trademarks, service marks, trade names or other intellectual property rights could be challenged, invalidated, declared generic, circumvented, infringed or otherwise violated. We may be unable to successfully resolve conflicts to our satisfaction. In the event that our trademarks, service marks or trade names are successfully challenged, we could be forced to rebrand our products, services or business, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Over the long term, if we are unable to establish name recognition based on our trademarks, service marks and trade names, then we may not be able to compete effectively. Any claims or customer confusion related to our trademarks, service marks or trade names could damage our reputation and brand and substantially harm our business, liquidity, financial condition and results of operations.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Moreover, any changes in, or unexpected interpretations of, intellectual property laws in any jurisdiction may compromise our ability to obtain, maintain, protect and enforce our intellectual property rights. Policing and enforcing our intellectual property rights is difficult, costly and may not always be effective.

We may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons.

As a financial services firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial advisors has been increasing. Our asset management and advisory activities may subject us to the risk of significant legal liabilities to our clients and third parties, including our clients' stockholders or beneficiaries, under securities or other laws and regulations for materially false or misleading statements made in connection with securities and other transactions. In our investment management business, we make investment decisions on behalf of our clients, or make investment recommendations to our clients, that could result in substantial losses. Any such losses also may subject us to the risk of legal and regulatory liabilities or actions alleging negligent misconduct, fraud, breach of fiduciary duty or breach of contract. These risks often may be difficult to assess or quantify, and their existence and magnitude often remain unknown for substantial periods of time. From time to time, we have been and may in the future be subject to legal action and incur significant legal expenses in defending such litigation. In addition, negative publicity and press speculation about us, our investment activities or the private markets in general, whether or not based in truth, or litigation or regulatory action against us or any third-party managers recommended by us or involving us may tarnish our reputation and harm our ability to attract and retain clients and materially adversely affect our financial condition or results of operations. Also, events that damage the reputation of our industry generally, such as highly publicized incidents of fraud or other scandals, could have a material adverse effect on our business, regardless of whether any of these events directly relate to our specialized funds, customized separate accounts or advisory accounts. Substantial legal or regulatory liability could materially and adversely affect our business, financial condition or results of operations or cause significant reputational harm to us, which could seriously harm our business.

We are subject to increasing scrutiny from clients, investors, regulators, elected officials, stockholders and other stakeholders with respect to ESG matters, which may constrain investment opportunities for our specialized funds, adversely affect our ability to raise capital from clients and investors and result in increased costs or otherwise adversely affect us.

We, our specialized funds and customized separate accounts and portfolio companies in which our specialized funds and customized separate accounts invest are subject to increasing scrutiny from clients, investors, regulators, elected officials, stockholders and other stakeholders with respect to ESG matters. Conversely, concerns have been raised as to whether the incorporation of ESG factors into the investment and portfolio management process may be inconsistent with the fiduciary duty to maximize return.

Certain investors have demonstrated increased concern with respect to existing investments, including by urging asset managers to take certain actions that could adversely affect the value of an investment, or refrain from taking certain actions that could improve the value of an investment. At times, clients and investors have limited participation in certain investment opportunities and/or conditioned future capital commitments on the taking or refraining from taking of such actions. Clients' and investors' increased focus on ESG and similar matters may constrain our investment opportunities. We may also be subject to competing demands from different clients, investors and other stakeholders with divergent views on ESG matters, including the role of ESG in the investment process. In addition, clients and investors may decide to not commit capital to future fundraises based on their assessment of how we approach and consider the ESG cost of investments and whether the return-driven objectives of our specialized funds and customized separate accounts align with their ESG priorities. This divergence increases the risk that any action or lack thereof with respect to ESG matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. For example, government authorities of certain U.S. states have requested information from and scrutinized certain asset managers with respect to whether such managers have adopted ESG policies that would restrict investing in certain industries or sectors, such as traditional energy. These authorities have indicated that such asset managers may lose opportunities to manage money belonging to these states and their pension funds to the extent the asset managers boycott or take similar actions with respect to certain industries. This may impair our ability to access capital from certain clients and investors, and we may in turn not be able to maintain or increase the size of our specialized funds or raise sufficient capital for new specialized funds, which may adversely impact our revenues. If we do not successfully manage ESG-related expectations across the varied interests of our stakeholders, including existing or potential clients and investors, our ability to access and deploy capital may be adversely impacted. In addition, a failure to successfully manage ESG-related expectations may negatively impact our reputation and erode stakeholder trust.

As part of their increased focus on the allocation of their capital to environmentally sustainable economic activities, certain clients and investors have also begun to request or require data and/or use third-party benchmarks and ESG ratings to allow them to monitor the ESG impact of their investments. In addition, regulatory initiatives to require more disclosures regarding ESG matters are becoming increasingly common, which may further increase the number and type of clients and investors who place importance on these issues and who demand certain types of reporting from us.

The transition to sustainable finance accelerates existing risks and raises new risks for our business that may impact our profitability and success. In particular, ESG matters have been the subject of increased focus by certain regulators, including in the United States and the EU, particularly with respect to the accuracy of statements made regarding ESG practices, initiatives and investment strategies. The SEC has established an enforcement task force to examine ESG practices and disclosures by public companies and investment managers and identify inaccurate or misleading statements, often referred to as "greenwashing." There have been enforcement actions relating to ESG disclosures and policies and procedures failures, and we expect that there will be a greater level of enforcement activity in this area in the future. The SEC has focused on the labeling by funds of their activities or investments as "sustainable" and examined the methodology used for determining ESG investments, with a focus on whether such labeling is misleading. The SEC has also proposed ESG-related rules for investment advisors that address, among other things, enhanced ESG-related disclosure requirements. A perception or accusation of greenwashing could damage our reputation, result in litigation or regulatory actions, and adversely impact our ability to raise capital and attract new investors.

Outside of the United States, the European Commission adopted an action plan on financing sustainable growth, as well as initiatives at the EU level, such as the EU Sustainable Finance Disclosure Regulation ("SFDR"), which imposes disclosure requirements on us and will affect our EEA operations (including where non-EEA products are marketed to EEA investors). The EU regulation on the establishment of a framework to facilitate sustainable investment ("Taxonomy Regulation") supplements SFDR's disclosure requirements for certain entities and sets out a framework for classifying economic activities as "environmentally sustainable". Compliance with the SFDR, Taxonomy Regulation and other ESG-related rules subjects us and our specialized funds to increased restrictions, disclosure obligations and compliance and other associated costs, as well as potential reputational harm if we do not properly comply, and there is considerable legal uncertainty about how to comply with these regimes. In addition, under the requirements of SFDR and other ESG-related regulations to which we may become subject, we are required to classify certain of our funds and their portfolio companies against certain criteria, some of which can be open to subjective interpretation. Our view on the appropriate classification may develop over time, including in response to statutory or regulatory guidance or changes in industry approach to classification. If regulators disagree with the procedures or standards we use for ESG or impact investing, or new regulations or legislation require a methodology of measuring or disclosing ESG impact that is different from our current practice, it could result in fines or other regulatory sanctions, which could have a material adverse effect on fundraising efforts, our business as a whole and our reputation.

The complexity and relative nascency of the global regulatory framework with respect to ESG matters increases the risk that any act or lack thereof with respect to ESG matters will be perceived negatively by a governmental authority or regulator. A lack of harmonization globally in relation to ESG legal and regulatory reform leads to a risk of fragmentation across global jurisdictions. This may create conflicts across our global business, which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements. Failure to keep pace with sustainability transitions could impact our competitiveness in the market and damage our reputation resulting in a material adverse effect on our business. Failure to manage risks involving ESG investing and compliance also could result in a material adverse effect on our business.

We may consider ESG factors in connection with investments for certain of our specialized funds and customized separate accounts, and certain of our specialized funds are constructed with specific ESG or impact components. Because ESG factors are not universally agreed upon or accepted by investors, our consideration of ESG factors or construction of specific ESG or impact funds could attract opposition from certain segments of our existing and potential client base. Any actual opposition to our consideration of ESG factors could impact our ability to maintain or raise capital for our funds, which may adversely impact our revenues.

We may also communicate certain initiatives, commitments and goals regarding environmental, diversity, and other ESG-related matters in our SEC filings or in other disclosures by us or our specialized funds. These initiatives, commitments and goals could be difficult and expensive to implement, the personnel, processes and technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we may not be able to accomplish them within the timelines we announce or at all. We could, for example, determine that it is not feasible or practical to implement or complete certain of such initiatives, commitments or goals based on cost, timing or other considerations. In addition, we could be criticized for the accuracy, adequacy or completeness of the disclosure related to our or our specialized funds' or customized separate accounts' ESG-related policies, practices, initiatives, commitments and goals, and progress against those goals, which disclosure may be based on frameworks and standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals, or for any revisions to these goals. Further, as part of our ESG practices, we rely from time to time on third-party data, services and methodologies and such services, data and methodologies could prove to be incomplete or inaccurate. If our or such third parties' ESG-related data, processes or reporting are incomplete or inaccurate, or if we fail to achieve progress with respect to our goals within the scope of ESG on a timely basis, or at all, we may be subject to enforcement action and our reputation could be adversely affected, particularly if in connection with such matters we were to be accused of "greenwashing".

Climate change, climate change-related regulation and sustainability concerns could adversely affect our business and the operations of portfolio companies in which our specialized funds and customized

separate accounts invest, and any actions we take or fail to take in response to such matters could damage our reputation.

We, our specialized funds and customized separate accounts and portfolio companies in which our specialized funds and customized separate accounts invest face risks associated with climate change, including risks related to the impact of climate- and ESG-related legislation and regulation (both domestically and internationally), risks related to technology- and climate change-related business trends (such as the process of transitioning to a lower-carbon economy) and risks stemming from the physical impacts of climate change.

New climate change-related rules and regulations or interpretations of existing laws will result in enhanced disclosure obligations, which could negatively affect us, our specialized funds and customized separate accounts and portfolio companies in which they invest and materially increase the regulatory burden and cost of compliance. For example, developing and acting on ESG initiatives, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time consuming and is subject to evolving reporting standards, including the SEC's proposed climate-related reporting requirements, and similar proposals by other non-U.S. regulatory bodies. We may also communicate certain climate-related initiatives, commitments and goals in our SEC filings or in other disclosures, which subjects us to additional risks, including the risk of being accused of "greenwashing."

Certain portfolio companies in which our specialized funds and customized separate accounts invest operate in sectors that could face transition risk if carbon-related regulations or taxes are implemented. For certain of these portfolio companies, business trends related to climate change may require capital expenditures, product or service redesigns, and changes to operations and supply chains to meet changing customer expectations. While this can create opportunities, not addressing these changed expectations could create business risks for portfolio companies, which could negatively impact the returns in our specialized funds and customized separate accounts. Further, advances in climate science may change society's understanding of sources and magnitudes of negative effects on climate, which could also negatively impact portfolio company financial performance. Further, significant chronic or acute physical effects of climate change, including extreme weather events such as hurricanes or floods, can also have an adverse impact on certain portfolio companies and investments, especially those that rely on physical factories, plants or stores located in the affected areas, or that focus on tourism or recreational travel. As the effects of climate change increase, we expect the frequency and impact of weather and climate-related events and conditions to increase as well.

In addition, our reputation may be harmed if certain stakeholders, such as our clients or stockholders, believe that we are not adequately or appropriately responding to climate change, including through the way in which we operate our business, the composition of our specialized funds' and customized separate accounts' existing portfolios, the new investments made by them, or the decisions we make to continue to conduct or change our activities in response to climate change considerations.

Another pandemic or global health crisis like the COVID-19 pandemic may adversely impact our performance and results of operations.

In response to the COVID-19 pandemic, many countries took measures to limit the spread of the virus, including instituting quarantines or lockdowns, imposing travel restrictions and vaccination mandates for certain workers or activities and limiting operations of certain non-essential businesses. Such restrictions adversely impacted global commercial activity and contributed to significant disruption and uncertainty in the global financial markets, resulting in increased volatility in equity prices (including our Class A common stock), supply chain disruptions and an increase in inflationary pressures, among other things. A widespread reoccurrence of COVID-19, or the occurrence of another pandemic or global health crisis, could increase the possibility of periods of increased restrictions on business operations, which may adversely impact our business, financial condition, results of operations, liquidity and prospects materially and exacerbate many of the other risks discussed in this Form 10-K.

It is not possible to predict with certainty the possible future business and economic ramifications arising from a widespread reoccurrence of COVID-19 or the occurrence of another pandemic or global health crisis, but such events could: (i) restrict our ability to easily travel and meet with prospective and current clients in person (which inhibits building and strengthening our relationships with them); (ii) impede our ability to market our funds and attract new business (which may result in lower or delayed revenue growth); (iii) restrict our ability to conduct on-site due diligence as may be appropriate for a potential investment (which can impede the identification of investment risks); (iv) cause a slowdown in fundraising activity (which could result in delayed or decreased management fees); (v) cause a slowdown in our deployment of capital (which could adversely affect our revenues and our ability to raise capital for new or successor funds); (vi) limit the ability of general partners to exit existing investments (which could decrease incentive fee revenue); and (vii) adversely impact our liquidity and cash flows due to declines in revenues. Further, our specialized funds and customized separate accounts could be invested in industries that are materially impacted, and companies in those industries could suffer materially, become insolvent or cease operations altogether, any of which would decrease the value of the investments and/or cause significant volatility in valuations. Decreases in public markets and credit indices as well as decreases in current or future estimated performance of underlying portfolio companies may result in negative valuation adjustments that will be reported on a three-month lag in accordance with our accounting policy. Adverse investment valuations directly impact our investments, equity in income of investees, unrealized carried interest, AUM and AUA for the period.

In addition, a pandemic or global health crisis may pose enhanced operational risks. For example, our employees may become sick or otherwise unable to perform their duties for an extended period, which may cause us to experience a loss of productivity or a delay in the implementation of strategic plans. In addition to any potential impact of extended illness on our operations, we may be exposed to the risk of litigation by our employees against us for, among other things, failure to take adequate steps to protect their well-being. Local laws may also be subject to rapid change, which can lead to confusion, make compliance with new laws uncertain and subject us to additional increased litigation risks. Extended public health restrictions and remote working arrangements may also impact employee morale, integration of new employees and preservation of our culture. Remote working environments may also be less secure and more susceptible to hacking attacks. Moreover, our third party service providers could be impacted by an inability to perform due to pandemic-related restrictions or by failures of, or attacks on, their technology platforms.

Our international operations are subject to certain risks, which may affect our revenue.

We intend to continue to grow our non-U.S. business, including growth into new regions with which we have less familiarity and experience, and this growth is important to our overall success. In addition, many of our clients are non-U.S. entities seeking to invest in U.S. funds and operating companies. Our international operations carry special financial and business risks, which could include the following:

- greater difficulties in managing and staffing foreign operations;

- fluctuations in foreign currency exchange rates that could adversely affect our results;

- additional costs of complying with, and exposure to liability under, foreign regulatory regimes;

- unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;

- longer transaction cycles;

- higher operating costs;

- local labor conditions and regulations;

- adverse consequences or restrictions on the repatriation of earnings;

- potentially adverse tax consequences, such as trapped foreign losses;

- less stable political and economic environments;

- potentially heightened risk of theft or compromise of data and intellectual property, in particular in those jurisdictions that do not have levels comparable to the United States of protection of proprietary information and assets such as intellectual property, trademarks, trade secrets, know-how and client information and records;

- potentially compromised protections or rights to technology, data and intellectual property due to government regulation;

- terrorism, political hostilities, war, public health crises and other civil disturbances or other catastrophic events that reduce business activity;

- cultural and language barriers and the need to adopt different business practices in different geographic areas; and

- difficulty collecting fees and, if necessary, enforcing judgments.

As part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our global operations. Our failure to successfully manage and grow our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with non-U.S. standards and procedures. If our international business increases relative to our total business, these factors could have a more pronounced effect on our results of operations or growth prospects.

A significant amount of the investments of our specialized funds, customized separate accounts and advisory accounts include private markets funds that are located outside the United States or that invest in portfolio companies located outside the United States. Such non-U.S. investments involve certain factors not typically associated with U.S. investments, including risks related to (i) currency exchange matters, such as exchange rate fluctuations between the U.S. dollar and the foreign currency in which the investments are denominated or commitments to the specialized funds or portfolio funds are denominated, and costs associated with conversion of investment proceeds and income from one currency to another, (ii) differences between the U.S. and foreign capital markets, including the absence of uniform accounting, auditing, financial reporting and legal standards, practices and disclosure requirements and less government supervision and regulation, (iii) certain economic, social and political risks, including exchange control regulations and restrictions on foreign investments and repatriation of capital, the risks of war, political, economic or social instability, and (iv) the possible imposition of foreign taxes with respect to such investments or confiscatory taxation. These risks could adversely affect the performance of our specialized funds, customized separate accounts and advisory accounts that are invested in securities of non-U.S. companies, which would adversely affect our business, financial condition and results of operations.

Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-U.S. subsidiaries may be a party. Our business, financial condition and results of operations could be adversely impacted, possibly materially, if we are unable to successfully manage these and other risks of international operations in a volatile environment. If our international business increases relative to our total business, these factors could have a more pronounced effect on our operating results or growth prospects.

Risks Related to Our Industry

The investment management business is intensely competitive.

The investment management business is intensely competitive, with competition based on a variety of factors, including investment performance, the quality of service provided to clients, investor availability of capital and willingness to invest, investment terms and conditions (including fees and liquidity terms), brand recognition and business reputation. Our investment management business competes with a variety of traditional and alternative asset managers, commercial banks, investment banks and other financial institutions, and we expect that competition will continue to increase. A number of factors serve to increase our competitive risks:

- some of our competitors have more relevant experience, greater financial and other resources and more personnel than we do;

- some of our specialized funds and customized separate accounts or the investments that we recommend to our clients may not perform as well as competitors' funds or other available investment products;

- there are relatively few barriers to entry impeding new asset management firms, including a relatively low cost of entering these lines of business, and the successful efforts of new entrants into our various lines of business is expected to continue to result in increased competition;

- if allocation of assets to alternative investment strategies increases, there will be increased competition for alternative investments and access to fund general partners and managers;

- some of our competitors may have a lower cost of capital and access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to our specialized funds, particularly funds that directly use leverage or rely on debt financing of their portfolio companies to generate superior investment returns;

- some of our competitors may be more successful than us in the development of new products to address investor demand for new or different investment strategies and/or regulatory changes, including with respect to products with mandates that incorporate ESG considerations, or products that are targeted toward retail;

- developments in financial technology (or fintech), such as a distributed ledger technology (or blockchain), have the potential to disrupt the financial industry and change the way financial institutions, as well as investment managers, do business, and could exacerbate these competitive pressures;

- some of our competitors may be more successful than us in the development and implementation of new technology to address investor demand for product and strategy innovation;

- some of our competitors may have instituted, or may institute, low cost, high speed financial applications and services based on artificial intelligence, and new competitors may enter the investment management space using new investment platforms based on artificial intelligence;

- some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain strategies or investments than us and/or bear less compliance expense than us;

- some of our competitors may have more flexibility than us in raising certain types of investment funds under the investment management contracts they have negotiated with their clients;

- some of our competitors may have more expertise or be regarded by investors as having more expertise in a specific strategy or geographic region;

- certain investors may prefer to invest with private partnerships; and

- other industry participants will from time to time seek to recruit our investment professionals and other employees away from us.

This competitive pressure could adversely affect our ability to make successful investments and restrict our ability to raise future funds, either of which would materially and adversely impact our business, financial condition and results of operations.

Difficult or volatile market, geopolitical and economic conditions can adversely affect our business and the investments made by our specialized funds, customized separate accounts and advisory accounts in many ways, each of which could materially reduce our revenue, earnings and cash flow.

Our business and the performance of investments made by our specialized funds, customized separate accounts and advisory accounts can be materially affected by difficult or volatile financial market and geopolitical conditions and events in the United States or throughout the world that are outside our control, including rising interest rates, inflation, economic recession, the availability of credit, changes in laws, trade barriers, public health crises, natural disasters, civil unrest, trade conflicts, war or threat of war, terrorism or political uncertainty. These factors may affect the level and volatility of securities prices and the liquidity and value of investments, and we may not be able to or may choose not to manage our exposure to them.

Market deterioration has caused us, the specialized funds and customized separate accounts we manage and the funds in which they invest to experience tightening of liquidity, reduced earnings and cash flow and impairment charges, as well as challenges in raising and deploying capital, obtaining investment financing and making investments on attractive terms. We have also been required by applicable accounting rules to write down the valuations of investments. These market conditions can also have an impact on our ability and the ability of funds in which we and our clients invest to liquidate positions in a timely and efficient manner. To the extent periods of volatility are coupled with a lack of realizations from clients' existing private markets portfolios, such clients may be left with disproportionately outsized remaining commitments, which significantly limits their ability to make new commitments. In addition, during periods of adverse economic or geopolitical conditions, our specialized funds may have difficulty accessing financial markets, which could make it more difficult or impossible for them to obtain funding for additional investments. A general market downturn, or a specific market dislocation, may result in lower investment returns for our funds, which would adversely affect our revenues. Furthermore, such conditions could also increase the risk of default with respect to investments held by our funds that have significant debt investments.

Our business could generate lower revenue in a general economic downturn or a tightening of global credit markets. A general economic downturn or tightening of global credit markets may cause us to write down the valuations of investments and result in reduced opportunities to find suitable investments and make it more difficult for us, or the funds in which we and our clients invest, to exit and realize value from existing investments, potentially resulting in a decline in the value of the investments held in our clients' portfolios and a decrease in incentive fee revenue. Any reduction in the market value of the assets we manage will not likely be reported until one or more quarters after the end of the applicable performance period due to an inherent lag in the valuation process of private markets investments. This can result in a mismatch between stated valuation and current market conditions and can lead to delayed revelations of changes in performance and, therefore, delayed effects on our clients' portfolios. If our clients reduce their commitments to make investments in private markets in favor of investments they perceive as offering greater opportunity or lower risk, our revenue or net income could decline as a result of lower fees being paid to us. Further, if, due to the lag in reporting, their decision to do so is made after the initial effects of a market downturn are felt by the rest of the economy, the adverse effect we experience as a result of that decision could likewise adversely affect our results of operations on a delayed basis.

In addition, our ability to find high-quality investment managers with whom to invest could become more limited in deteriorating or difficult market environments. Any such occurrence could delay our ability to invest capital, lead to lower returns on invested capital and have a material adverse effect on our business, financial condition and results of operations.

Our profitability may also be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. This risk may be further exacerbated if, as a result of poor fund performance or difficult market and fundraising environments, investors and clients negotiate lower fees or fee concessions that are materially less favorable to us than our desired fee structure. If our revenue declines without a commensurate reduction in our expenses, our net income will be reduced.

Volatility and disruption in the markets, whatever the cause, could also adversely affect the portfolio companies in which private markets funds invest, which, in turn, would adversely affect the performance of our specialized funds, customized separate accounts and advisory accounts. For example, the lack of available credit or the increased cost of credit may materially and adversely affect the performance of funds that rely heavily on leverage such as leveraged buyout funds. Disruptions in the debt and equity markets may make it more difficult for funds to exit and realize value from their investments, because potential buyers of portfolio companies may not be able to finance acquisitions and the equity markets may become unfavorable for IPOs. In addition, the volatility will directly affect the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the valuation of the investments of our specialized funds, customized separate accounts and advisory accounts. Any or all of these factors may result in lower investment returns.

The global financial markets continue to experience volatility and disruption. In the United States, the Federal Reserve's increase in interest rates to address record inflation have contributed to volatility in the debt and equity markets. Heightened competition for workers, supply chain issues and rising energy and commodity prices have contributed to increasing wages and other inputs. Inflation and higher input costs may put pressure on the profit margins of portfolio companies within our funds and customized separate accounts, particularly where pricing power is lacking. There can be no assurance that further initiatives taken by governmental authorities designed to strengthen and stabilize the economy and financial markets will be successful or whether they will lead to a recession, and there is no way to predict the ultimate impact of the disruption or the effect that these initiatives will have on the performance of our specialized funds, customized separate accounts or advisory accounts. Adding to strain on the economy is Russia's continued war on Ukraine, which creates market uncertainty, and the recent failure of certain banks in the United States and elsewhere, which creates bank-specific and broader financial institution liquidity risk concerns. Future adverse developments with respect to specific financial institutions or the broader financial services industry may lead to market-wide liquidity shortages and could have a negative impact on the economy and business activity globally, and therefore could adversely affect the performance of our business, specialized funds, customized separate accounts and advisory accounts. For information regarding risks related to our indebtedness, see "—Our indebtedness may expose us to substantial risks, and our cash balances are exposed to the credit risks of the financial institutions at which they are held". Furthermore, any new or incremental regulatory measures for the U.S. financial services industry may increase costs and create regulatory uncertainty and additional competition for our products. In addition, if the United States were to default on its debt, the negative ramifications on the U.S. and global economies could be unprecedented and long-lasting and may dramatically exacerbate risks highlighted here and elsewhere in this Form 10-K.

Extensive government regulation, compliance failures and changes in law or regulation could adversely affect us.

Our business activities are subject to extensive and evolving laws, rules and regulations with which we seek to comply, and we are subject to periodic, routine examinations by governmental agencies, including the SEC, and self-regulatory organizations in the jurisdictions in which we operate. Any changes or potential changes in the regulatory framework applicable to our business may impose additional expenses or capital requirements on us, limit our fundraising activities, have an adverse effect on our results of operations, financial condition, reputation or prospects, impair employee retention or recruitment and require substantial attention by senior management. Currently proposed new rules and amendments to existing rules could significantly impact us and our operations, including by increasing compliance burdens and associated regulatory costs and complexity and reducing the ability to receive certain expense reimbursements or indemnification in certain circumstances. In addition, these potential rules enhance the risk of regulatory action, which could adversely impact our reputation and our fundraising efforts, including as a result of public regulatory sanctions and increased regulatory enforcement activity in the financial services industry. It is impossible to determine the extent of the impact of any new laws, regulations, initiatives or regulatory guidance that may be proposed or may become law on our business or the markets in which we operate, but they could make it more difficult for us to operate our business.

Governmental authorities around the world have implemented or are implementing financial system and participant regulatory reform in reaction to volatility and disruption in the global financial markets, financial institution failures and financial frauds. Such reform includes, among other things, additional regulation of investment funds, as well as their managers and activities, including: compliance, risk management and anti-money laundering procedures; expense allocation policies and practices; restrictions on specific types of investments and the provision and use of leverage; implementation of capital requirements; limitations on compensation to managers; and books and records, reporting and disclosure requirements. We cannot predict with certainty the impact on us, our specialized funds or customized separate accounts, or on private markets funds generally, of any such reforms. Any regulatory reform measures could have an adverse effect on our specialized funds' and customized separate accounts' investment strategies or our business model. We may incur significant expense in order to comply with such reform measures and may incur significant liabilities if regulatory authorities determine that we are not in compliance.

We could also be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof. For example, the Inflation Reduction Act imposes, among other things, a new excise tax on stock repurchases. While the application of this new law is uncertain and we continue to evaluate its potential impact, its changes could adversely affect the amount and/or timing of tax we may be required to pay. The current administration has also proposed to increase individual ordinary and capital gains tax rates, which would increase the amount of tax distributions that HLA is required to pay to its members. See "—Risks Related to our Organizational Structure—In certain circumstances, HLA is required to make distributions to us and the direct and indirect owners of HLA, and the distributions that HLA will be required to make may be substantial." Other changes that could be enacted in the future, including changes to tax laws enacted by state or local governments in jurisdictions in which we operate, could result in further changes to state and local taxation and materially adversely affect our financial position and results of operations.

In addition, our effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner in which they apply to us and our funds is sometimes open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The tax authorities could challenge our interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. Changes to tax laws may also adversely affect our ability to attract and retain key personnel.

Our advisory and investment management businesses are subject to regulation in the United States, including by the SEC, the Commodity Futures Trading Commission, the Internal Revenue Service (the "IRS"), FINRA and other regulatory agencies, pursuant to, among other laws, the Investment Advisers Act, the Securities Act, the Code, the Commodity Exchange Act, the Investment Company Act and the Exchange Act. Any change in such regulation or oversight may have a material adverse impact on our operating results. For example, the SEC has proposed new rules and amendments under the Investment Advisers Act, which, if finalized in their current forms, would prohibit the imposition or reimbursement of certain fees and expenses customarily charged to private funds or their portfolio investments. If we are no longer able to be reimbursed for such fees and expenses, our revenues may be adversely affected. In addition, we regularly rely on exemptions from various requirements of these and other applicable laws. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If, for any reason, these exemptions were to be revoked or challenged or otherwise become unavailable to us, we could be subject to regulatory action or third-party claims, and our business could be materially and adversely affected. Our failure to comply with applicable laws, regulations or regulatory processes could result in fines, suspensions of personnel or other sanctions, including revocation of our registration as an investment adviser or the registration of our broker-dealer subsidiary. Even if an investigation does not result in sanctions, or results in a sanction imposed against us or our personnel that is small in monetary amount, the adverse publicity relating to the investigation or the imposition of sanctions against us by regulators could harm our reputation and cause us to lose existing clients or fail to gain new clients. The requirements imposed by our regulators under the Investment Advisers Act are designed primarily to ensure the integrity of the financial markets and to protect our clients and are not designed to protect our stockholders.

In the wake of highly publicized financial failures, including the recent banking failures experienced in March 2023, investors exhibited concerns over the integrity of the U.S. financial markets, and the regulatory environment in which we operate is subject to further regulation in addition to those rules already promulgated. For example, there are a significant number of regulations that affect our business under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The SEC in particular continues to increase its regulation of the asset management and private equity industries, focusing on the private equity industry's fees, allocation of expenses to funds, marketing practices, allocation of fund investment opportunities, disclosures to fund investors, the allocation of broken-deal expenses and general conflicts of interest disclosures. The SEC has also heightened its focus on the valuation practices employed by investment advisers. The lack of readily ascertainable market prices for many of the investments made by our specialized funds or customized separate accounts or the funds in which we invest could subject our valuation policies and processes to increased scrutiny by the SEC. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

To the extent that HLA is a "fiduciary" under ERISA, with respect to benefit plan clients, it is subject to ERISA, and to regulations promulgated thereunder. ERISA and applicable provisions of the Code impose certain duties on persons who are fiduciaries under ERISA, prohibit certain transactions involving ERISA plan clients and provide monetary penalties for violations of these prohibitions. Our failure to comply with these requirements could have a material adverse effect on our business. In addition, a court could find that one of our direct investment funds has formed a partnership-in-fact conducting a trade or business and would therefore be jointly and severally liable for the portfolio company's unfunded pension liabilities.

In addition, HLA is registered as an investment adviser with the SEC and is subject to the requirements and regulations of the Investment Advisers Act. Such requirements relate to, among other things, restrictions on entering into transactions with clients, maintaining an effective compliance program, incentive fees, solicitation arrangements, allocation of investments, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an adviser and their advisory clients, as well as general anti-fraud prohibitions. As a registered investment adviser, HLA has fiduciary duties to its clients. Similarly, our subsidiary, Hamilton Lane Securities LLC, is registered as a broker-dealer with the SEC and FINRA, and it is subject to their rules and regulations. We regularly are subject to requests for information, inquiries and informal or formal examinations by the SEC and other regulatory authorities, with which we routinely cooperate. Such examinations can result in fines, suspensions of personnel, changes in policies, procedures or disclosure or other sanctions, including censure, the issuance of cease-and-desist orders, the suspension or termination of our investment adviser or broker-dealer registrations or the commencement of a civil or criminal lawsuit against us or our personnel. SEC actions and initiatives can have an adverse effect on our financial results. Even if an investigation or proceeding did not result in a sanction, or the sanction imposed against us or our personnel by a regulator were small in monetary amount, the adverse publicity relating to the investigation, proceeding or imposition of these sanctions could harm our reputation and cause us to lose existing clients or fail to gain new clients.

In addition, a number of jurisdictions, including the United States, have restrictions on foreign direct investment pursuant to which their respective heads of state and/or regulatory bodies have the authority to block or impose conditions with respect to certain transactions, such as investments, acquisitions and divestitures, if such transaction threatens to impair national security. In the United States, the Committee on Foreign Investment in the United States has the authority to review and potentially block, unwind or impose conditions on certain foreign investments in U.S. companies or real estate, which may reduce the number of potential buyers and limit the ability of our funds to realize value from certain existing and future investments. Even state regulatory agencies may impose restrictions on investments in certain types of assets, which could affect our ability to find attractive and diversified investments and to complete such investments in a timely manner. Other countries continue to establish and/or strengthen their own national security investment clearance regimes, which could have a corresponding effect of limiting our ability to make investments in such countries. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by us, our specialized funds, customized separate accounts or the portfolio companies in which they invest to comply with them could expose us to significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.

Federal, state and foreign anti-corruption and sanctions laws create the potential for significant liabilities and penalties and reputational harm.

We are also subject to a number of laws and regulations governing payments and contributions to political persons or other third parties, including restrictions imposed by the Foreign Corrupt Practices Act ("FCPA") as well as sanctions and export control laws administered by the Office of Foreign Assets Control ("OFAC"), the U.S. Department of Commerce and the U.S. Department of State. The FCPA is intended to prohibit bribery of foreign governments and their officials and political parties, and requires public companies in the United States to keep books and records that accurately and fairly reflect those companies' transactions. OFAC, the U.S. Department of Commerce and the U.S. Department of State administer and enforce various export control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations relate to a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments.

Similar laws in non-U.S. jurisdictions, such as EU sanctions or the U.K. Bribery Act, as well as other applicable anti-bribery, anti-corruption, anti-money laundering, or sanction or other export control laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, OFAC, the U.S. Department of Commerce and the U.S. Department of State, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Different laws may also contain conflicting provisions, making compliance with all laws more difficult. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, civil or criminal financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our business, operating results and financial condition. In addition, we may be subject to successor liability for FCPA violations or other acts of bribery, or violations of applicable sanctions or other export control laws committed by companies in which we or our funds invest or which we or our funds acquire. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption, sanctions and export control laws in jurisdictions in which we operate, such policies and procedures may not be effective to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption, sanctions or export control laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business prospects, financial condition, results of operations or the market value of our Class A common stock.

Regulation of investment advisors outside the United States could adversely affect our ability to operate our business.

We provide investment advisory and other services and raise funds in a number of countries and jurisdictions outside the United States. In many of these countries and jurisdictions, which include the U.K., the EU, the EEA, certain of the individual member states of each of the EU and EEA, Australia, Canada, China, Hong Kong, Israel, Mexico, Singapore, South Korea, Switzerland and Japan, we and our operations, and in some cases our personnel, are subject to regulatory oversight and requirements. In general, these requirements relate to registration, licenses for our personnel, periodic inspections, marketing activities, the provision and filing of periodic reports, and obtaining certifications and other approvals. Across the EU and

U.K., we are subject to the AIFMD, which regulates, among other things, registration for marketing activities, the structure of remuneration for certain of our personnel and reporting obligations. Certain requirements of the AIFMD and the interpretation thereof remain uncertain and may be subject to change. Individual member states of the EU have imposed additional requirements that may include internal arrangements with respect to risk management, liquidity risks, asset valuations, and the establishment and security of depository and custodial requirements. Because some EEA countries have not yet incorporated the AIFMD into their agreement with the EU, we may undertake marketing activities and provide services in those EEA countries only in compliance with applicable local laws. In certain other jurisdictions, we are subject to various securities and other laws relating to fundraising and other matters. Failure to maintain compliance with applicable laws and regulations could result in regulatory intervention, adversely affect our business or ability to provide services to our clients and harm our reputation.

In the EU, the MiFID II requires, among other things, all MiFID II investment firms to comply with prescriptive disclosure, transparency, reporting and recordkeeping obligations and obligations in relation to the receipt of investment research, best execution, product governance and marketing communications. As we operate investment firms which are subject to MiFID II, we have implemented policies and procedures to comply with MiFID II where relevant, including where certain rules have an extraterritorial impact on us. Compliance with MiFID II has resulted in greater overall complexity, higher compliance, administration and operational costs, and less overall flexibility. The complexity, operational costs and reduction in flexibility may be further compounded as a result of the U.K.'s withdrawal from the EU. This is because the U.K. both: (i) is no longer required to transpose EU law into U.K. law; and (ii) has transposed certain EU legislation into U.K. law subject to various amendments and subject to the U.K. Financial Conduct Authority's oversight rather than that of EU regulators. Taken together, this could result in divergence between the U.K. and EU regulatory frameworks. Outside the U.K. and EEA, the regulations to which we are subject relate primarily to registration and reporting obligations.

It is expected that additional laws and regulations will come into force in the U.K., EEA, the EU, and other countries in which we operate over the coming years. Regulation (EU) 2019/2033 on the prudential requirements for investment firms ("IFR") and Directive (EU) 2019/2034 on the prudential supervision of investment firms ("IFD") impose a prudential regime for those of our EU investment firms that are subject to MiFID II, including general capital requirements, liquidity requirements, remuneration requirements, requirements to conduct internal capital adequacy assessments and additional requirements on disclosures and public reporting. The legislation could hinder our ability to deploy capital as freely as we would wish and to recruit and incentivize staff. Different and extended internal governance, disclosure, reporting, liquidity and group "prudential" consolidation requirements (among other things) could also have a material impact on our EU-based operations. Further, the U.K. has established its own prudential regime for investment firms that are subject to MiFID II (as implemented in the U.K.), which is intended to achieve similar outcomes to the IFR and IFD.

In addition, certain regulatory requirements and proposals in the EU and U.K. intended to enhance protection for retail investors and impose additional obligations on the distribution of certain products to retail investors may impose additional costs on our operations and limit our ability to access capital from retail investors in such jurisdictions.

These laws and regulations, and any changes in them, may affect our costs and manner of conducting business in one or more markets, the risks of doing business, the assets that we manage or advise, and our ability to raise capital from investors. Any failure by us to comply with either existing or new laws or regulations could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Organizational Structure

We are a "controlled company" within the meaning of the Nasdaq listing standards and, as a result, qualify for, and intend to continue to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

Holders of our Class B common stock, which is not publicly traded, control a majority of the voting power of our outstanding common stock. As a result, we qualify as a "controlled company" within the meaning of the corporate governance standards of Nasdaq. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our board of directors consist of independent directors, (ii) director nominees be selected or recommended to the board by independent directors and (iii) we have a compensation committee that is composed entirely of independent directors.

Although independent directors comprise the majority of our board of directors, we have elected to rely on these exemptions and expect to continue to do so. As a result, our directors are not nominated or selected by independent directors and our compensation committee does not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our only material asset is our interest in HLA, and we are accordingly dependent upon distributions from HLA to pay dividends, taxes and other expenses.

HLI is a holding company and has no material assets other than its ownership of membership units in HLA and certain deferred tax assets. As such, HLI does not have any independent means of generating revenue. We intend to cause HLA to make pro rata distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under the tax receivable agreement we have entered into with the direct and indirect members of HLA, and to pay our corporate and other overhead expenses. To the extent that HLI needs funds, and HLA is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect our liquidity and financial condition.

The IRS might challenge the tax basis step-up we received in connection with our IPO and the related transactions and in connection with subsequent acquisitions of membership units in HLA.

We have used a portion of the proceeds from our IPO and from subsequent registered offerings to purchase membership units in HLA from certain of the legacy direct or indirect members of HLA, which resulted in an increase in our share of the tax basis of the assets of HLA that otherwise would not have been available. The HLA membership units held directly and indirectly by the members of HLA other than HLI, including members of our senior management team, may in the future be exchanged for shares of our Class A common stock or, at our election, for cash. These exchanges are likely to result in increases in our share of the tax basis of the assets of HLA that otherwise would not have been available. The increases in tax basis may reduce the amount of tax that we would otherwise be required to pay in the future, although it is possible that the IRS might challenge all or part of that tax basis increase, and a court might sustain such a challenge. Our ability to achieve benefits from any tax basis increase will depend upon a number of factors, as discussed below, including the timing and amount of our future income.

We are required to pay over to legacy direct or indirect members of HLA most of the tax benefits we receive from tax basis step-ups attributable to our acquisition of membership units of HLA, and the amount of those payments could be substantial.

As part of our Reorganization, we entered into a tax receivable agreement for the benefit of the direct and indirect members of HLA other than us, pursuant to which we will pay them 85% of the amount of the tax savings, if any, that we realize (or, under certain circumstances, are deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from our acquisition of membership units or as a result of certain items of loss being specially allocated to us for tax purposes in connection with dispositions by HLA of certain investment assets. HLI will retain the benefit of the remaining 15% of these tax savings.

The term of the tax receivable agreement commenced upon the completion of our IPO and will continue until all tax benefits that are subject to the tax receivable agreement have been utilized or have expired, unless we exercise our right to terminate the tax receivable agreement (or the tax receivable agreement is terminated due to a change of control or our breach of a material obligation thereunder), in which case, we will be required to make the termination payment specified in the tax receivable agreement. In addition, payments we make under the tax receivable agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return.

The actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending on a number of factors, including, but not limited to, the price of our Class A common stock at the time of the purchase or exchange, the timing of any future exchanges, the extent to which exchanges are taxable, the amount and timing of our income and the tax rates then applicable. We expect that, as a result of the increases in the tax basis of the tangible and intangible assets of HLA attributable to the exchanged HLA interests, the payments that we may make to the legacy direct or indirect members of HLA could be substantial. There may be a material negative effect on our liquidity if, as described below, the payments under the tax receivable agreement exceed the actual benefits we receive in respect of the tax attributes subject to the tax receivable agreement and/or distributions to us by HLA are not sufficient to permit us to make payments under the tax receivable agreement.

In certain circumstances, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual tax benefits we realize.

The tax receivable agreement provides that if we exercise our right to early termination of the tax receivable agreement, in whole or in part, we experience a change in control, or we materially breach our obligations under the tax receivable agreement, we will be obligated to make an early termination payment to the legacy direct or indirect members of HLA equal to the net present value of all payments that would be required to be paid by us under the tax receivable agreement. The amount of such payments will be determined on the basis of certain assumptions in the tax receivable agreement, including (i) the assumption (except in the case of a partial termination) that we would have enough taxable income in the future to fully utilize the tax benefit resulting from any increased tax basis that results from an exchange and (ii) the assumption that any units (other than those held by Hamilton Lane Incorporated) outstanding on the termination date are deemed to be exchanged for shares of Class A common stock on the termination date. We have in the past exercised our right to terminate the tax receivable agreement with respect to certain individuals who had exchanged all of their HLA units and paid the related early termination payments, and we may elect to do so with respect to other individuals in the future. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

Moreover, as a result of an elective early termination, a change of control or our material breach of our obligations under the tax receivable agreement, we could be required to make payments under the tax receivable agreement that exceed our actual cash savings under the tax receivable agreement. Thus, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. There can be no assurance that we will be able to finance any such early termination payment. It is also possible that the actual benefits ultimately realized by us may be significantly less than were projected in the computation of the early termination payment.

We will not be reimbursed for any payments previously made under the tax receivable agreement if the basis increases described above are successfully challenged by the IRS or another taxing authority. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of our ultimate cash tax savings.

In certain circumstances, HLA is required to make distributions to us and the direct and indirect owners of HLA, and the distributions that HLA will be required to make may be substantial.

HLA is treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income is allocated to members, including us. Pursuant to the limited liability company agreement of HLA ("HLA Operating Agreement"), HLA makes pro rata cash distributions ("tax distributions") to the members, including us, calculated using an assumed tax rate, to help each of the members to pay taxes on such member's allocable share of taxable income. Under applicable tax rules, HLA is required to allocate net taxable income disproportionately to its members in certain circumstances. Because tax distributions are based on an assumed tax rate that is the highest possible rate applicable to any member, HLA is required to make tax distributions that, in the aggregate, will likely exceed the amount of taxes that HLA would have paid if it were taxed on its net income at the assumed rate. The pro rata distribution amounts will also be increased if and to the extent necessary to ensure that the amount distributed to HLI is sufficient to enable HLI to pay its actual tax liabilities and its other expenses and costs (including amounts payable under the tax receivable agreement).

Funds used by HLA to satisfy its tax distribution obligations are not available for reinvestment in our business. Moreover, the tax distributions HLA is required to make may be substantial, and may exceed (as a percentage of HLA's income) the overall effective tax rate applicable to a similarly situated corporate taxpayer. In addition, because these payments are calculated with reference to an assumed tax rate, and because of the disproportionate allocation of net taxable income, these payments will likely significantly exceed the actual tax liability for many of the legacy owners of HLA.

As a result of (i) potential differences in the amount of net taxable income allocable to us and to the direct and indirect owners of HLA, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating HLA's distribution obligations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the tax receivable agreement. If we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to HLA, the existing owners of HLA would benefit from any value attributable to such accumulated cash balances as a result of their right to acquire shares of Class A common stock or, at our election, an amount of cash equal to the fair market value thereof, in exchange for their Class B units or Class C units.

Because most members of our senior management team hold most of their economic interest in HLA through other entities, conflicts of interest may arise between them and holders of shares of our Class A common stock or us.

Because most members of our senior management team hold most of their economic interest in HLA directly through holding companies and other vehicles rather than through ownership of shares of our Class A common stock, they may have interests that do not align with, or conflict with, those of the holders of Class A common stock or with us. For example, members of our senior management team have different tax positions from Class A common stockholders and with us, which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the tax receivable agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions and investments may take into consideration the members' tax considerations even where no similar benefit would accrue to us.

The disparity in the voting rights among the classes of our common stock and limited ability of the holders of our Class A common stock to influence decisions submitted to a vote of our stockholders may have an adverse effect on the price of our Class A common stock.

Holders of our Class A common stock and Class B common stock vote together as a single class on almost all matters submitted to a vote of our stockholders. Shares of our Class A common stock and Class B common stock entitle the respective holders to identical non-economic rights, except that each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally, while each share of our Class B common stock entitles its holder to ten votes until a Sunset becomes effective. See "Organizational Structure—Class A and Class B Common Stock." After a Sunset becomes effective, each share of our Class B common stock will entitle its holder to one vote. Certain of the holders of our Class B common stock who are significant outside investors, members of management and significant employee owners have agreed to vote all of their shares in accordance with the instructions of HLAI, and will therefore be able to exercise control over all matters requiring our stockholders' approval, including the election of our directors, as well as any significant corporate transactions. The difference in voting rights could adversely affect the value of our Class A common stock to the extent that investors view, or any potential future purchaser of our Company views, the superior voting rights and implicit control of the Class B common stock to have value.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Shares of Class A common stock that were issued in the Reorganization to the original members of HLA who became HLI stockholders owning our Class A common stock are "restricted securities", and their resale is subject to future registration or reliance on an exemption from registration.

The approximately 16.1 million shares of Class A common stock issuable upon exchange of the Class B units and Class C units that are held by Class B Holders and Class C Holders will be eligible for resale from time to time, subject to certain exchange timing and volume and Securities Act restrictions.

We have entered into a registration rights agreement with certain Class B Holders who are significant outside investors, members of management and significant employee owners. Under that agreement, subject to certain limitations, those persons have the ability to cause us to register the resale of shares of our Class A common stock that they acquire upon exchange of their Class B units and Class C units in HLA. Registration of these shares would result in them becoming freely tradable in the open market unless restrictions apply.

We expect to continue to pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware and Pennsylvania law.

Since our IPO, our board of directors has declared regular quarterly dividends on our Class A common stock. Although we expect to continue to pay cash dividends to our stockholders, our board of directors may, in its discretion, increase or decrease the level of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we are dependent upon the ability of HLA to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses (including our taxes and payments under the tax receivable agreement) and pay dividends to our stockholders. We expect to cause HLA to make distributions to its members, including us. However, the ability of HLA to make such distributions will be subject to its operating results, cash requirements and financial condition, restrictive covenants in the Loan Agreements and applicable Pennsylvania law (which may limit the amount of funds available for distribution to its members). Our ability to declare and pay dividends to our stockholders is likewise subject to Delaware law (which may limit the amount of funds available for dividends). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, the payment of dividends on our Class A common stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us more difficult, limit attempts by our stockholders to replace or remove our current management and may negatively affect the market price of our Class A common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Our certificate of incorporation and bylaws include provisions that:

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

- establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

- require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent, except that action by written consent will be allowed for as long as we are a controlled company;

- specify that special meetings of our stockholders can be called only by our board of directors or the chairman of our board of directors;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock; and

- reflect two classes of common stock, as discussed above.

These and other provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. Also, the tax receivable agreement provides that, in the event of a change of control, we will be required to make a payment equal to the present value of estimated future payments under the tax receivable agreement, which would result in a significant payment becoming due in the event of a change of control. In addition, we are a Delaware corporation and governed by the Delaware General Corporation Law (the "DGCL"). Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder, in particular those owning 15% or more of our outstanding voting stock, for a period of three years following the date on which the stockholder became an "interested" stockholder. While we have elected in our certificate of incorporation not to be subject to Section 203 of the DGCL, our certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that HLAI, its affiliates, groups that include HLAI and certain of their direct and indirect transferees will not be deemed to be "interested stockholders," regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to such restrictions.

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our certificate of incorporation requires, to the fullest extent permitted by law, that (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers or stockholders to us or our stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws or (5) any action asserting a claim governed by the internal affairs doctrine may be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

If Hamilton Lane Incorporated were deemed an "investment company" under the Investment Company Act as a result of its ownership of HLA, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an "investment company" for purposes of the Investment Company Act if:

- it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

- absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are engaged primarily in the business of providing asset management services and not in the business of investing, reinvesting or trading in securities. We also believe that the primary source of income from our business is properly characterized as income earned in exchange for the provision of services. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that either Hamilton Lane Incorporated or HLA is an "orthodox" investment company as defined in section 3(a)(1)(A) of the Investment Company Act and described in the first bullet point above. HLA does not have significant assets other than its equity interests in certain wholly owned subsidiaries, which in turn have no significant assets other than general partner interests in the specialized funds we sponsor. These wholly owned subsidiaries are the sole general partners of the funds and are vested with all management and control over the funds. We do not believe the equity interests of HLA in its wholly owned subsidiaries or the general partner interests of these wholly owned subsidiaries in the funds are investment securities. Hamilton Lane Incorporated's unconsolidated assets consist primarily of cash, a deferred tax asset and Class A units of HLA, which represent the managing member interest in HLA. Hamilton Lane Incorporated is the sole managing member of HLA and holds an approximately 70.1% economic interest in HLA. As managing member, Hamilton Lane Incorporated exercises complete control over HLA. As such, we do not believe Hamilton Lane Incorporated's managing member interest in HLA is an investment security. Therefore, we believe that less than 40% of Hamilton Lane Incorporated's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis comprise assets that could be considered investment securities. Accordingly, we do not believe Hamilton Lane Incorporated is an inadvertent investment company by virtue of the 40% test in section 3(a)(1)(C) of the Investment Company Act as described in the second bullet point above. In addition, we believe Hamilton Lane Incorporated is not an investment company under section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that Hamilton Lane Incorporated will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause Hamilton Lane Incorporated to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates (including HLA) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among HLA, us or our senior management team, or any combination thereof and materially and adversely affect our business, financial condition and results of operations.

A change of control of our Company, including the occurrence of a "Sunset," could result in an assignment of our investment advisory agreements.

Under the Investment Advisers Act, each of the investment advisory agreements for the funds and other accounts we manage must provide that it may not be assigned without the consent of the particular fund or other client. An assignment may occur under the Investment Advisers Act if, among other things, HLA undergoes a change of control. After a "Sunset" becomes effective (as described in "Organizational Structure —Class A and Class B Common Stock—Voting Rights"), the Class B Common Stock will have one vote per share instead of ten votes per share, and the stockholders agreement will expire, meaning that the Class B Holders party thereto will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote. These events could be deemed a change of control of HLA, and thus an assignment. If such an assignment occurs, we cannot be certain that HLA will be able to obtain the necessary consents from our funds and other clients, which could cause us to lose the management fees and performance fees we earn from such funds and other clients.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties

We lease our corporate headquarters and principal offices, which are located at 110 Washington Street, Suite 1300, Conshohocken, Pennsylvania 19428. We also lease additional office space in Denver, Frankfurt, Hong Kong, London, Mexico City, Miami, Milan, New York, Portland (Oregon), San Diego, San Francisco, Scranton, Seoul, Shanghai, Singapore, Stockholm, Sydney, Herzliya, Israel (a suburb of Tel Aviv), Tokyo, Toronto and Zug. We do not own any real property. We believe our current facilities are adequate for our current needs and that suitable additional space will be available as and when needed.

Item 3. Legal Proceedings

In the ordinary course of business, we may be subject to various legal, regulatory and/or administrative proceedings from time to time. Although there can be no assurance of the outcome of such proceedings, our management does not believe it is probable that any pending or, to our knowledge, threatened legal proceeding or claim would individually or in the aggregate materially affect our consolidated financial statements.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Shares of our Class A common stock trade on the Nasdaq Global Select Market under the symbol "HLNE".

There is no established public trading market for our Class B common stock. Class B common stock may not be transferred independently of the corresponding Class B units, which are subject to significant restrictions on transfer as set forth in the HLA Operating Agreement. Holders of Class B common stock are entitled to receive only the par value ($0.001) of the Class B common stock upon exchange of the corresponding Class B unit pursuant to the exchange agreement.

Holders of Record

As of May 23, 2023, there were six stockholders of record of our Class A common stock. The number of record holders does not include persons who held shares of our Class A common stock in nominee or "street name" accounts through brokers. As of May 23, 2023, there were 27 stockholders of record of our Class B common stock.

Dividend Policy

We declared a quarterly dividend of $0.40 per share of Class A common stock to record holders in each quarter of fiscal 2023. On May 25, 2023, we declared a quarterly dividend of $0.445 per share of Class A common stock to record holders at the close of business on June 15, 2023. The payment date will be July 7, 2023. We do not pay dividends on our Class B common stock.

The declaration and payment by us of any future dividends to holders of our Class A common stock is at the sole discretion of our board of directors. Our board intends to cause us to continue to pay a comparable cash dividend on a quarterly basis. Subject to funds being legally available, we intend to cause HLA to make pro rata distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under the tax receivable agreement, and to pay our corporate and other overhead expenses, including dividend payments to our stockholders.

Stock Performance Graph

The following graph and table depict the total return to stockholders from the closing price on March 31, 2018 through March 31, 2023, relative to the performance of the S&P 500 Index and the Dow Jones U.S. Asset Managers Index. The graph and table assume $100 invested on March 31, 2018, and dividends reinvested in the security or index.

The performance graph and table are not intended to be indicative of future performance. The performance graph and table shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of the Company's filings under the Securities Act or the Exchange Act.

Total Return Performance



	3/31/18	3/31/19	3/31/20	3/31/21	3/31/22	3/31/23
Hamilton Lane Incorporated	$ 100.00	$ 119.45	$ 154.55	$ 251.93	$ 223.44	$ 219.00
S&P 500	100.00	109.49	101.83	159.20	184.08	169.80
Dow Jones US Asset Managers Index	100.00	83.83	71.57	124.66	135.90	122.76

Unregistered Sales of Equity Securities

Pursuant to our exchange agreement, on March 9, 2023, we issued 15,000 shares of our Class A common stock to a legacy member of HLA in exchange for a corresponding number of Class C units in HLA indirectly held by that person. This issuance did not involve any underwriters, underwriting discounts or commissions or a public offering, and such issuance was exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Issuer Purchases of Equity Securities

The following table provides information about our repurchase activity with respect to shares of our Class A common stock for the quarter ended March 31, 2023:

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[2]
January 1-31, 2023	205	$ 63.88	—	$ 50,000,000
February 1-28, 2023	—	$ —	—	$ 50,000,000
March 1-31, 2023	34,856	$ 64.99	—	$ 50,000,000
Total	**35,061**	$ 64.99	—	$ 50,000,000

(1) Represents shares of Class A common stock tendered by employees as payment of taxes withheld on the vesting of restricted stock granted under the Amended and Restated Hamilton Lane Incorporated 2017 Equity Incentive Plan (the "2017 Equity Plan").

(2) On November 6, 2018, we announced that our board of directors authorized a program to repurchase, in the aggregate, up to 6% of the outstanding shares of our Class A common stock as of the date of the authorization, not to exceed $50 million (the "Stock Repurchase Program"). The authorization provides us the flexibility to repurchase shares in the open market or in privately negotiated transactions from time to time, based on market conditions and other factors. We have not repurchased any of our Class A common stock under the Stock Repurchase Program, so the full purchase authority remains available under this program, which expires 12 months after the date of the first acquisition under the authorization. Our board of directors most recently re-approved the Stock Repurchase Program in December 2022.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the accompanying consolidated financial statements and related notes. See "Index to Consolidated Financial Statements of Hamilton Lane Incorporated."

The following discussion may contain forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Form 10-K, particularly in "Risk Factors", the "Summary of Risk Factors" and the "Cautionary Note Regarding Forward-Looking Information." Unless otherwise indicated, references in this Annual Report on Form 10-K to fiscal 2023, fiscal 2022 and fiscal 2021 are to our fiscal years ended March 31, 2023, 2022 and 2021, respectively.

Business Overview

We are a global private markets investment solutions provider and operate our business in a single segment. We offer a variety of investment solutions to address our clients' needs across a range of private markets, including private equity, private credit, real estate, infrastructure, natural resources, growth equity, venture capital and impact. These solutions are constructed from a range of investment types, including primary investments in funds managed by third-party managers, direct investments alongside such funds and acquisitions of secondary stakes in such funds, with a number of our clients utilizing multiple investment types. These solutions are offered in a variety of formats covering some or all phases of private markets investment programs:

- *Customized Separate Accounts*: We design and build customized portfolios of private markets funds and direct investments to meet our clients' specific portfolio objectives with regard to return, risk tolerance, diversification and liquidity. We generally have discretionary investment authority over our customized separate accounts, which comprised approximately $85 billion of our AUM as of March 31, 2023.

- *Specialized Funds*: We organize, invest and manage specialized primary, secondary and direct investment funds. Our specialized funds invest across a variety of private markets and include equity, equity-linked and credit funds offered on standard terms, as well as shorter duration, opportunistically oriented funds. We launched our first specialized fund in 1997. Since then, our product offerings have grown steadily and now include evergreen offerings that primarily invest in secondaries and direct investments in equity and credit and are available to certain high-net-worth individuals. Specialized funds comprised approximately $27 billion of our AUM as of March 31, 2023.

- *Advisory Services*: We offer investment advisory services to assist clients in developing and implementing their private markets investment programs. Our investment advisory services include asset allocation, strategic plan creation, development of investment policies and guidelines, the screening and recommending of investments, the monitoring of and reporting on investments and investment manager review and due diligence. Our advisory clients include some of the largest and most sophisticated private markets investors in the world. We had approximately $745 billion of AUA as of March 31, 2023.

- *Distribution Management*: We offer distribution management services to our clients through active portfolio management to enhance the realized value of publicly traded stock they receive as distributions in-kind from private equity funds.

- *Reporting, Monitoring, Data and Analytics:* We provide our clients with comprehensive reporting and investment monitoring services, usually bundled into our broader investment solutions offerings, but also on a stand-alone, fee-for-service basis. We also provide comprehensive research and analytical services as part of our investment solutions, leveraging our large, global, proprietary and high-quality database for transparency and powerful analytics. Our data, as well as our benchmarking and forecasting models, are accessible through our proprietary technology solution, Cobalt LP, on a stand-alone, subscription basis.

Our client and investor base is broadly diversified by type, size and geography. Our client base primarily comprises institutional investors that range from those seeking to make an initial investment in alternative assets to some of the world's largest and most sophisticated private markets investors. As we offer a highly customized, flexible service, we are equipped to provide investment services to institutional clients of all sizes and with different needs, internal resources and investment objectives. Our clients include prominent institutional investors in the United States, Canada, Europe, the Middle East, Asia, Australia and Latin America. We provide private markets solutions and services to some of the largest global pension, sovereign wealth and U.S. state pension funds. In addition, we believe we are a leading provider of private markets solutions for U.S. labor union pension plans, and we serve numerous smaller public and corporate pension plans, sovereign wealth funds, financial institutions and insurance companies, endowments and foundations, as well as family offices and high-net-worth individuals.

Trends Affecting Our Business

Our results of operations are affected by a variety of factors, including conditions in the global financial markets and the economic and political environments, particularly in the United States, Western Europe and Asia. As interest rates rise in response to continued inflationary pressures and public equity volatility continues, leading to a wider range of equity returns, we see increasing investor demand for alternative investments to achieve higher and less correlated relative yields and returns on invested capital. As a result, some investors have increased their allocation to private markets relative to other asset classes. In addition, the opportunities in private markets have expanded as firms have created new vehicles and products in which to access private markets across different geographies and opportunity sets.

In addition to the aforementioned macroeconomic and sector-specific trends, we believe the following factors will influence our future performance:

- *The extent to which investors favor alternative investments.* Our ability to attract new capital is partially dependent on investors' views of alternative assets relative to traditional publicly listed equity and debt securities. We believe fundraising efforts will continue to be impacted by certain fundamental asset management trends that include: (1) the increasing importance and market share of alternative investment strategies to investors (including smaller institutions and high-net-worth individuals) in light of an increased focus on lower-correlated and absolute levels of return; (2) the increasing demands of the investing community, including the potential for fee compression and changes to other terms; (3) shifting asset allocation policies of institutional investors; and (4) increasing barriers to entry and growth.

- *Our ability to generate strong returns.* We must continue to generate strong returns for our investors through our disciplined investment diligence process in an increasingly competitive market. The ability to attract and retain clients is partially dependent on returns we are able to deliver versus our peers. The capital we are able to attract drives the growth of our AUM and AUA and the management and advisory fees we earn.

- *Our ability to source investments with attractive risk-adjusted returns.* An increasing part of our management fee and incentive fee revenue has been from our direct investment and secondary investment platforms. The continued growth of this revenue is dependent on our continued ability to source attractive investments and deploy the capital that we have raised or manage on behalf of our clients. Because we are selective in the opportunities in which we invest, the capital deployed can vary from year to year. Our ability to identify attractive investments and execute on those investments is dependent on a number of factors, including the general macroeconomic environment, valuation, transaction size, and expected duration of such investment opportunity. A significant decrease in the quality or quantity of potential opportunities could adversely affect our ability to source investments with attractive risk-adjusted returns.

- *Our ability to maintain our data advantage relative to competitors.* We believe that the general trend towards transparency and consistency in private markets reporting will create new opportunities for us to leverage our databases and analytical capabilities. We intend to use these advantages afforded to us by our proprietary databases, analytical tools and deep industry knowledge to drive our performance, provide our clients with customized solutions across private markets asset classes and continue to differentiate our products and services from those of our competitors. Our ability to maintain our data advantage is dependent on a number of factors, including our continued access to a broad set of private market information on an ongoing basis, as well as our ability to maintain our investment scale, considering the evolving competitive landscape and potential industry consolidation.

- *Our ability to continue to expand globally.* We believe that many institutional investors outside the United States are currently underinvested in private markets asset classes and that capturing capital inflows into private capital investing from non-U.S. global markets represents a significant growth opportunity for us. Our ability to continue to expand globally is dependent on our ability to continue building successful relationships with investors internationally and subject to the evolving macroeconomic and regulatory environment of the various countries where we operate or in which we invest.

- *Increased competition to work with top private equity fund managers.* There has been a trend amongst private markets investors to consolidate the number of general partners in which they invest. At the same time, an increasing flow of capital to the private markets has often times resulted in certain funds being oversubscribed. This has resulted in some investors, primarily smaller investors or less strategically important investors, not being able to gain access to certain funds. Our ability to invest and maintain our sphere of influence with these high-performing fund managers is critical to our investors' success and our ability to maintain our competitive position and grow our revenue.

- *Unpredictable global macroeconomic conditions.* Global economic conditions, including political environments, financial market performance, interest rates, credit spreads or other conditions beyond our control, all of which affect the performance of the assets underlying private market investments, are unpredictable and could negatively affect the performance of our clients' portfolios or the ability to raise funds in the future. In addition, the cash available from our Loan Agreements (defined below) and our cash balances are exposed to the credit risks of the financial institutions at which they are held. Events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, could jeopardize our ability to access existing cash, cash equivalents and investments.

- *Increasing regulatory requirements*. The complex regulatory and tax environment could restrict our operations and subject us to increased compliance costs and administrative burdens, as well as restrictions on our business activities.

Recent Transactions

March 2023 Offering

In March 2023, we and a selling stockholder completed a registered offering of an aggregate of 671,737 shares of Class A common stock at a price to the underwriter of $76.41 per share (the "March 2023 Offering"). The purpose of the March 2023 Offering was to provide liquidity to significant direct and indirect owners of HLA. The shares sold consisted of 100,000 shares held by the selling stockholder and 571,737 shares newly issued by us. We received $43.7 million in net proceeds from the sale of our shares and used all of the proceeds to settle exchanges by certain members of HLA of a total of 539,237 Class B units and 32,500 Class C units. In connection with the exchange of the Class B units, we also repurchased for par value and canceled a corresponding number of shares of Class B common stock. We did not receive any proceeds from the sale of shares by the selling stockholder.

Key Financial and Operating Measures

Our key financial measures are discussed below.

Revenues

We generate revenues primarily from management and advisory fees, and to a lesser extent, incentive fees. See "—Critical Accounting Estimates—Revenue Recognition of Incentive Fees" and Note 2 of the consolidated financial statements included in Part II, Item 8 of this Form 10-K for additional information regarding the manner in which management and advisory fees and incentive fees are generated.

Management and advisory fees comprise specialized fund and customized separate account management fees, advisory and reporting fees and distribution management fees.

Revenues from customized separate accounts are generally based on a contractual rate applied to committed capital or net invested capital under management. These fees often decrease over the life of the contract due to built-in declines in contractual rates and/or as a result of lower net invested capital balances as capital is returned to clients. In certain cases, we also provide advisory and/or reporting services, and, therefore, we also receive fees for services such as monitoring and reporting on a client's existing private markets investments. In addition, we may provide for investments in our specialized funds as part of our customized separate accounts. In these cases, we generally reduce the asset-based and/or incentive fees or carried interest on customized separate accounts to the extent that assets in the accounts are invested in our specialized funds so that our clients do not pay duplicate fees.

Revenues from specialized funds are based on a percentage of limited partners' capital commitments to, net invested capital or net asset value in, our specialized funds. The management fee during the investment period is often charged on capital commitments and after the investment period (or a defined anniversary of the fund's initial closing) is typically reduced by a percentage of the management fee for the preceding year or charged on net invested capital or net asset value. In the case of certain funds, we charge management fees on capital commitments, with the management fee increasing during the early years of the fund's term and declining in the later years. Management fees for certain funds are discounted based on the amount of the limited partners' commitments, whether the limited partners commit early in the offering period or if the limited partners are investors in our other funds.

Revenues from advisory and reporting services are generally annual fixed fees, which vary depending on the services we provide. In limited cases, advisory service clients are charged basis point fees annually based on the amounts they have committed to invest pursuant to their agreements with us. In other cases where our services are limited to monitoring and reporting on investment portfolios, clients are charged a fee based on the number of investments in their portfolio.

Distribution management fees are generally earned by applying a percentage to AUM or proceeds received. Certain active management clients may elect a fee structure under which they are charged an asset-based fee plus a fee based on net realized and unrealized gains and income net of realized and unrealized losses.

Incentive fees comprise carried interest earned from our specialized funds and certain customized separate accounts structured as single-client funds in which we have a general partner commitment, and performance fees earned on certain other specialized funds and customized separate accounts.

For each of our secondary funds, direct investment funds, strategic opportunity funds and evergreen funds, we generally earn carried interest equal to a fixed percentage of net profits, usually 10.0% to 12.5%, subject to a compounded annual preferred return that is generally 6.0% to 8.0%. To the extent that our primary funds also directly make secondary investments and direct investments, they generally earn carried interest on a similar basis. Furthermore, certain of our primary funds earn carried interest on their investments in other private markets funds on a primary basis that is generally 5.0% of net profits, subject to the fund's compounded annual preferred return.

We recognize carried interest when it is probable that a significant reversal will not occur. The primary contingency regarding incentive fees is the "clawback," or the obligation to return distributions in excess of the amount prescribed by the applicable fund or separate account documents. Incentive fees are typically only required to be returned on a net of tax basis due to a clawback. As such, the tax-related portion of incentive fees is typically not subject to clawback and is therefore recognized as revenue immediately upon receipt. In the event that a payment is made before it can be recognized as revenue, this amount would be included as deferred incentive fee revenue on our Consolidated Balance Sheets and recognized as income in accordance with our revenue recognition policy.

Performance fees, which are a component of incentive fees, are based on the aggregate amount of realized gains earned by the applicable customized separate account, subject to the achievement of defined minimum returns to the clients. Performance fees range from 5.0% to 12.5% of net profits, subject to a compounded annual preferred return that varies by account but is generally 6.0% to 8.0%. Performance fees are recognized when the risk of clawback or reversal is not probable.

Expenses

Compensation and benefits is our largest expense and consists of (a) base compensation comprising salary, bonuses and benefits paid and payable to employees, (b) equity-based compensation associated with the grants of restricted stock and performance awards and (c) incentive fee compensation, which consists of carried interest and performance fee allocations. We expect to continue to experience a general rise in compensation and benefits expense commensurate with expected growth in headcount and with the need to maintain competitive compensation levels as we expand geographically and create new products and services.

Our compensation arrangements with our employees contain a significant bonus component driven by the results of our operations. Therefore, as our revenues, profitability and the amount of incentive fees earned by our customized separate accounts and specialized funds increase, our compensation costs rise.

Certain current and former employees participate in a carried interest program whereby approximately 25% of incentive fees from certain of our specialized funds and customized separate accounts are awarded to plan participants. We record compensation expense payable to plan participants as the incentive fees become estimable and collection is probable.

General, administrative and other includes travel, accounting, legal and other professional fees, commissions, placement fees, office expenses, depreciation and other costs associated with our operations. Our occupancy-related costs and professional services expenses, in particular, generally increase or decrease in relative proportion to the number of our employees and the overall size and scale of our business operations.

Other Income (Expense)

Equity in income (loss) of investees primarily represents our share of earnings from our investments in our specialized funds and certain customized separate accounts in which we have a general partner commitment. Equity income primarily comprises our share of the net realized and unrealized gains (losses) and investment income partially offset by the expenses from these investments.

We have general partner commitments in our specialized funds and certain customized separate accounts that invest solely in primary funds, secondary funds and direct investments, as well as those that invest across investment types. Equity in income (loss) of investees will increase or decrease as the change in underlying fund investment valuations increases or decreases. Since our direct investment funds invest in underlying portfolio companies, their quarterly and annual valuation changes are more affected by individual company movements than our primary and secondary funds that have exposures across multiple portfolio companies in underlying private markets funds. Our specialized funds and customized separate accounts invest across industries, strategies and geographies, and therefore our general partner investments do not include any significant concentrations in a specific sector or area outside the United States.

Interest expense includes interest paid and accrued on our outstanding debt, along with the amortization of deferred financing costs, amortization of original issue discount and the write-off of deferred financing costs due to the repayment of previously outstanding debt.

Interest income is income earned on cash and cash equivalents.

Non-operating income (expense) consists primarily of gains and losses on certain investments, changes in liability under the tax receivable agreement and other non-recurring or non-cash items.

Other income (expense) of consolidated Variable Interest Entities ("VIEs") consists primarily of the share of earnings of investments of consolidated general partner entities, which are not wholly-owned by us, in our specialized funds and certain customized separate accounts in which they have a general partner commitment, interest income on investments held in trust and changes in fair value of liabilities of our previously-sponsored special purpose acquisition company ("SPAC").

Income Tax Expense

We are a corporation for U.S. federal income tax purposes and therefore are subject to U.S. federal and state income taxes on our share of taxable income generated by HLA. Prior to our IPO, we operated as a partnership for U.S. federal income tax purposes and therefore were not subject to U.S. federal and state income taxes. HLA is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by HLA flows through to its limited partners, including us, and is generally not subject to U.S. federal or state income tax at the partnership level. Our non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to non-U.S. income taxes.

Additionally, certain of our subsidiaries are subject to local jurisdiction income taxes at the entity level. Accordingly, the tax liability with respect to income attributable to non-controlling interests ("NCI") in HLA is borne by the holders of such NCI.

Non-controlling interests

NCI reflect the portion of income or loss and the corresponding equity attributable to third-party equity holders and employees in certain consolidated subsidiaries that are not 100% owned by us. NCI are presented as separate components in our consolidated statements of income to clearly distinguish between our interests and the economic interests of third parties and employees in those entities.

Fee-Earning AUM

Fee-earning AUM is a metric we use to measure the assets from which we earn management fees. Our fee-earning AUM comprise assets in our customized separate accounts and specialized funds from which we derive management fees that are generally derived from applying a certain percentage to the appropriate fee base. We classify customized separate account revenue as management fees if the client is charged an asset-based fee, which includes the majority of our discretionary AUM accounts but also includes certain non-discretionary AUA accounts. Our fee-earning AUM is equal to the amount of capital commitments, net invested capital and NAV of our customized separate accounts and specialized funds depending on the fee terms. The vast majority of our customized separate accounts and specialized funds earn fees based on commitments or net invested capital, which are not affected by market appreciation or depreciation. Therefore, revenues and fee-earning AUM are not significantly affected by changes in market value.

Our calculations of fee-earning AUM may differ from the calculations of other asset managers, and as a result, this measure may not be comparable to similar measures presented by other asset managers. Our definition of fee-earning AUM is not based on any definition that is set forth in the agreements governing the customized separate accounts or specialized funds that we manage.

Annual Consolidated Results of Operations

The following is a discussion of our consolidated results of operations for fiscal 2023 compared to fiscal 2022. This information is derived from our accompanying consolidated financial statements prepared in accordance with GAAP. Refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our 2022 Annual Report on Form 10-K for management's discussion and analysis of financial condition and results of operations for fiscal 2022 compared to fiscal 2021.

	Year Ended March 31,		
(in thousands)	2023	2022	2021
Revenues			
Management and advisory fees	$ 371,874	$ 314,228	$ 289,444
Incentive fees	149,931	48,133	31,134
Consolidated variable interest entities related:			
Incentive fees	6,948	5,558	21,057
Total revenues	528,753	367,919	341,635
Expenses			
Compensation and benefits	198,412	129,165	136,319
General, administrative and other	89,395	68,040	49,210
Consolidated variable interest entities related:			
General, administrative and other	906	1,150	378
Total expenses	288,713	198,355	185,907
Other income (expense)			
Equity in income of investees	5,088	78,813	32,389
Interest expense	(8,617)	(4,634)	(2,044)
Interest income	1,789	500	1,676
Non-operating (loss) income	(5,243)	64,469	5,894
Consolidated variable interest entities related:			
Equity in income (loss) of investees	1,455	483	(2,123)
Unrealized gain	4,773	4,485	2,141
Interest expense	—	(4)	(459)
Interest income	3,325	—	—
Total other income (expense)	2,570	144,112	37,474
Income before income taxes	242,610	313,676	193,202
Income tax expense	55,425	66,423	24,417
Net income	187,185	247,253	168,785
Less: Income (loss) attributable to non-controlling interests in general partnerships	986	376	(250)
Less: Income attributable to non-controlling interests in Hamilton Lane Advisors, L.L.C.	71,027	96,548	69,720
Less: Income attributable to redeemable non-controlling interests in Hamilton Lane Alliance Holdings I, Inc.	5,617	4,343	1,293
Less: Income attributable to non-controlling interests in consolidated funds	435	—	—
Net income attributable to Hamilton Lane Incorporated	$ 109,120	$ 145,986	$ 98,022

Revenues

(in thousands)	Year Ended March 31,		
	2023	**2022**	**2021**
Management and advisory fees			
Specialized funds	$ 196,268	$ 150,079	$ 148,023
Customized separate accounts	117,763	103,229	93,963
Advisory	24,785	24,972	26,439
Reporting and other	24,792	23,327	11,134
Distribution management	2,560	10,466	6,701
Fund reimbursement revenue	5,706	2,155	3,184
Total management and advisory fees	371,874	314,228	289,444
Incentive fees	156,879	53,691	52,191
Total revenues	$ 528,753	$ 367,919	$ 341,635

Year ended March 31, 2023 compared to year ended March 31, 2022

Total revenues increased $160.8 million, or 44%, to $528.8 million, for fiscal 2023 compared to fiscal 2022, due to increases in both management and advisory fees and incentive fees.

Management and advisory fees increased $57.6 million, or 18%, to $371.9 million for fiscal 2023 compared to fiscal 2022. Specialized funds revenue increased by $46.2 million compared to the prior year, due primarily to a $19.4 million increase in revenue from our evergreen funds, a $14.8 million increase in revenue from our latest secondary fund, and an $8.4 million increase in revenue from our latest direct equity fund, which added $1.1 billion, $1.9 billion and $0.6 billion, respectively, in fee-earning AUM year-over-year. Revenue from our latest direct equity fund included $2.4 million in retroactive fees for fiscal 2023. Retroactive fees are management fees earned in the current period from investors that commit to a specialized fund towards the end of the fundraising period and are required to pay a catch-up management fee as if they had committed to the fund at the first closing in a prior period. Customized separate accounts revenue increased $14.5 million in fiscal 2023 due to a $3.7 billion increase in fee-earning AUM from the addition of several new accounts and additional allocations from existing accounts during the fiscal year. Distribution management revenue decreased $7.9 million in fiscal 2023 due to decreased distribution activity.

Incentive fees increased $103.2 million to $156.9 million for fiscal 2023 compared to fiscal 2022 due primarily to increases in incentive fees from our specialized funds.

Expenses

Year ended March 31, 2023 compared to year ended March 31, 2022

Total expenses increased $90.4 million, or 46%, for fiscal 2023 compared to fiscal 2022, due to increases in both compensation and benefits expenses and general, administrative and other expenses.

Compensation and benefits expenses increased $69.2 million, or 54%, to $198.4 million for fiscal 2023 compared to fiscal 2022, due to increases in base compensation and benefits and incentive fee compensation. Base compensation and benefits increased $40.9 million, or 38%, for fiscal 2023 compared to fiscal 2022, due primarily to an increase in our bonus plan accrual related to the increase in incentive fee revenue. Incentive compensation increased $25.8 million for fiscal 2023 compared to fiscal 2022 due to the increase in incentive fee revenue.

General, administrative and other expenses increased $21.1 million for fiscal 2023 compared to fiscal 2022. This change consisted primarily of a $4.0 million increase in travel expense, a $4.0 million increase in third-party commissions, a $3.2 million increase in consulting and professional fees, a $2.5 million increase in fund reimbursement expenses, and a $2.2 million increase in conferences and marketing.

Other Income (Expense)

The following shows the equity in income (loss) of investees included in other income (expense):

(in thousands)		Year Ended March 31,				
		2023		2022		2021
Equity in income of investees						
Primary funds	$	60	$	9,016	$	2,443
Direct investment funds		(2,551)		19,519		8,553
Secondary funds		693		15,725		6,226
Customized separate accounts		(94)		25,223		9,508
Other funds		8,435		9,813		3,536
Total equity in income of investees	$	6,543	$	79,296	$	30,266

Year ended March 31, 2023 compared to year ended March 31, 2022

Other income (expense) decreased $141.5 million to $2.6 million for fiscal 2023 compared to fiscal 2022, due primarily to decreases in equity in income of investees and other non-operating income.

Equity in income of investees decreased $72.8 million to $6.5 million for fiscal 2023 compared to fiscal 2022. This was due primarily to the prior year gains from increases in public market valuations during the calendar year ended December 31, 2021.

Non-operating income decreased $69.4 million to a non-operating loss of $5.2 million for fiscal 2023 compared to fiscal 2022, due primarily to $59.6 million in gains on balance sheet investments in fiscal 2022 compared to $10.3 million in losses on balance sheet investments in fiscal 2023.

Interest expense increased $4.0 million for fiscal 2023 compared to fiscal 2022, due to the prime rate increasing 450 basis points and a $42.6 million increase in principal outstanding in fiscal 2023.

Other income of consolidated VIEs increased $4.6 million for fiscal 2023 compared to fiscal 2022, due primarily to interest income of investments held in trust of our sponsored SPAC.

Income Tax Expense

Income tax expense reflects U.S. federal and applicable state income taxes with respect to our allocable share of any taxable income of HLA subsequent to the Reorganization.

Our effective income tax rate in fiscal 2023 and 2022 was 22.8% and 21.2%, respectively. The fiscal 2023 effective income tax rate was different from the statutory tax rate due to the portion of income allocated to NCI and change in the valuation allowance. The effective income tax rate for fiscal 2023 was greater than fiscal 2022 due to higher other permanent tax adjustments and less income allocated to the NCI in fiscal 2023.

Fee-Earning AUM

The following table provides the period to period roll-forward of our fee-earning AUM:

	Year Ended March 31,			Year Ended March 31,		
	2023			**2022**		
	(in millions)					
	Customized Separate Accounts	**Specialized Funds**	**Total**	**Customized Separate Accounts**	**Specialized Funds**	**Total**
Balance, beginning of period	$ 30,938	$ 18,193	$ 49,131	$ 25,664	$ 16,341	$ 42,005
Contributions [1]	7,802	5,098	12,900	8,994	4,228	13,222
Distributions [2]	(4,030)	(949)	(4,979)	(4,194)	(2,584)	(6,778)
Foreign exchange, market value and other [3]	(26)	320	294	474	208	682
Balance, end of period	$ 34,684	$ 22,662	$ 57,346	$ 30,938	$ 18,193	$ 49,131

(1) Contributions represent (i) new commitments from customized separate accounts and specialized funds that earn fees on a committed capital fee base and (ii) capital contributions to underlying investments from customized separate accounts and specialized funds that earn fees on a net invested capital or NAV fee base.
(2) Distributions represent (i) returns of capital in customized separate accounts and specialized funds that earn fees on a net invested capital or NAV fee base, (ii) reductions in fee-earning AUM from separate accounts and specialized funds that moved from a committed capital to net invested capital fee base and (iii) reductions in fee-earning AUM from customized separate accounts and specialized funds that are no longer earning fees.
(3) Foreign exchange, market value and other consists primarily of (i) the impact of foreign exchange rate fluctuations for customized separate accounts and specialized funds that earn fees on non-U.S. dollar denominated commitments and (ii) market value appreciation (depreciation) from customized separate accounts and specialized funds that earn fees on a NAV fee base.

Year ended March 31, 2023 compared to year ended March 31, 2022

Fee-earning AUM increased $8.2 billion, or 17%, to $57.3 billion for fiscal 2023, due to contributions from customized separate accounts and specialized funds.

Customized separate accounts fee-earning AUM increased $3.7 billion, or 12%, to $34.7 billion for fiscal 2023. Customized separate accounts contributions were $7.8 billion for fiscal 2023 due to new allocations from existing clients and new clients. Distributions were $4.0 billion for fiscal 2023 due to $2.1 billion from accounts moving from a committed to net invested capital fee base, $1.2 billion from returns of capital in accounts earning fees on a net invested capital or NAV fee base, and $0.7 billion from accounts reaching the end of their fund term.

Specialized funds fee-earning AUM increased $4.5 billion, or 25%, to $22.7 billion for fiscal 2023. Specialized fund contributions were $5.1 billion for fiscal 2023, due primarily to $1.9 billion from our latest secondary fund and $1.2 billion from our evergreen funds. Distributions were $0.9 billion for fiscal 2023, due to $0.8 billion from returns of capital in funds earning fees on a net invested capital or NAV fee base and $0.1 billion from funds reaching the end of their fund term.

Non-GAAP Financial Measures

Below is a description of our unaudited non-GAAP financial measures. These are not measures of financial performance under GAAP and should not be considered a substitute for the most directly comparable GAAP measures, which are reconciled below. These measures have limitations as analytical tools, and when assessing our operating performance, you should not consider these measures in isolation or as a substitute for GAAP measures. Other companies may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Fee Related Earnings

Fee Related Earnings ("FRE") is used to highlight earnings from recurring management fees. FRE represents net income excluding (a) incentive fees and related compensation, (b) interest income and expense, (c) income tax expense, (d) equity in income of investees, (e) other non-operating income and (f) certain other significant items that we believe are not indicative of our core performance. We believe FRE is useful to investors because it provides additional insight into the operating profitability of our business. FRE is presented before income taxes.

Adjusted EBITDA

Adjusted EBITDA is an internal measure of profitability. We believe Adjusted EBITDA is useful to investors because it enables them to better evaluate the performance of our core business across reporting periods. Adjusted EBITDA represents net income excluding (a) interest expense on our outstanding debt, (b) income tax expense, (c) depreciation and amortization expense, (d) equity-based compensation expense, (e) other non-operating income and (f) certain other significant items that we believe are not indicative of our core performance.

The following table shows a reconciliation of net income attributable to Hamilton Lane Incorporated to Fee Related Earnings and Adjusted EBITDA for fiscal 2023, 2022, and 2021:

	Year Ended March 31,		
	2023	2022	2021
($ in thousands)			
Net income attributable to Hamilton Lane Incorporated	$ 109,120	$ 145,986	$ 98,022
Income (loss) attributable to non-controlling interests in general partnerships	986	376	(250)
Income attributable to non-controlling interests in Hamilton Lane Advisors, L.L.C.	71,027	96,548	69,720
Income attributable to redeemable non-controlling interests in Hamilton Lane Alliance Holdings I, Inc.	5,617	4,343	1,293
Income attributable to non-controlling interests in consolidated funds	435	—	—
Incentive fees	(156,879)	(53,691)	(52,191)
Incentive fee related compensation [1]	74,374	25,395	24,438
SPAC related compensation	—	—	1,686
SPAC related general, administrative and other expenses	846	1,176	378
Revenue related to consolidated funds	61	—	—
Non-operating income related compensation	367	1,810	—
Interest income	(5,114)	(500)	(1,676)
Interest expense	8,617	4,638	2,503
Income tax expense	55,425	66,423	24,417
Equity in income of investees	(6,543)	(79,296)	(30,266)
Non-operating income	470	(68,954)	(8,035)
Fee Related Earnings	$ 158,809	$ 144,254	$ 130,039
Depreciation and amortization	7,442	5,495	4,134
Equity-based compensation	9,950	7,404	7,079
Incentive fees	156,879	53,691	52,191
Incentive fees attributable to non-controlling interests	(302)	(228)	(756)
Incentive fee related compensation [1]	(74,374)	(25,395)	(24,438)
SPAC related compensation	—	—	(1,686)
Non-operating income related compensation	(367)	(1,810)	—
Interest income	1,789	500	1,676
Adjusted EBITDA	$ 259,826	$ 183,911	$ 168,239

(1) Incentive fee related compensation includes incentive fee compensation expense, bonus and other revenue sharing related to carried interest that is classified as base compensation.

Non-GAAP Earnings Per Share

Non-GAAP earnings per share measures our per-share earnings excluding certain significant items that we believe are not indicative of our core performance and assuming all Class B and Class C units in HLA were exchanged for Class A common stock in HLI. Non-GAAP earnings per share is calculated as adjusted net income divided by adjusted shares outstanding. Adjusted net income is income before taxes fully taxed at our estimated statutory tax rate and excludes any impact of changes in carrying amount of our redeemable NCI. Adjusted shares outstanding for the years ended March 31, 2022 and 2023 are equal to weighted-average shares of Class A common stock outstanding - diluted. We believe adjusted net income and non-GAAP earnings per share are useful to investors because they enable them to better evaluate total and per-share operating performance across reporting periods.

The following table shows a reconciliation of adjusted net income to net income attributable to Hamilton Lane Incorporated and adjusted shares outstanding to weighted-average shares of Class A common stock outstanding for fiscal 2023, 2022, and 2021:

	Year Ended March 31,		
	2023	**2022**	**2021**
(in thousands, except share and per-share amounts)			
Net income attributable to Hamilton Lane Incorporated	**$ 109,120**	**$ 145,986**	**$ 98,022**
Income attributable to non-controlling interests in Hamilton Lane Advisors, L.L.C.	71,027	96,548	69,720
Income tax expense	55,425	66,423	24,417
Adjusted pre-tax net income	**$ 235,572**	**$ 308,957**	**$ 192,159**
Adjusted income taxes [1]	(56,066)	(73,532)	(45,734)
Adjusted net income	**$ 179,506**	**$ 235,425**	**$ 146,425**
Weighted-average shares of Class A common stock outstanding - diluted	53,698,681	53,674,293	33,362,365
Exchange of Class B and Class C units in HLA [2]	—	—	20,240,035
Adjusted shares outstanding	**53,698,681**	**53,674,293**	**53,602,400**
Non-GAAP earnings per share	**$ 3.34**	**$ 4.39**	**$ 2.73**

(1) For the years ended March 31, 2023, 2022, and 2021, represents corporate income taxes at our estimated statutory tax rate of 23.8% applied to adjusted pre-tax net income. The 23.8% is based on a federal tax statutory rate of 21.0% and a combined state income tax rate net of federal benefits of 2.8%.

(2) Assumes the full exchange of Class B and Class C units in HLA for Class A common stock of HLI pursuant to the exchange agreement. For the year ended March 31, 2023 and 2022, the full exchange of Class B and Class C units is already included within the GAAP Weighted-average shares of Class A common stock outstanding - diluted.

Investment Performance

The following tables present information relating to the historical performance of our specialized funds with fund families having at least two distinct vintages and most recent fund sizes of greater than $500 million per fund. The data are presented from the date indicated through December 31, 2022 and have not been adjusted to reflect acquisitions or disposals of investments subsequent to that date.

When considering the data presented below, note that the historical results of our specialized funds are not indicative of the future results you should expect from such investments, from any future investment funds we may raise or from an investment in our Class A common stock, in part because:

- market conditions and investment opportunities during previous periods may have been significantly more favorable for generating positive performance than those we may experience in the future;
- the performance of our funds is generally calculated on the basis of the NAV of the funds' investments, including unrealized gains, which may never be realized;
- our historical returns derive largely from the performance of our earlier funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed;
- our newly-established funds may generate lower returns during the period that they initially deploy their capital;
- in recent years, there has been increased competition for investment opportunities resulting from the increased amount of capital invested in private markets alternatives and high liquidity in debt markets, and the increased competition for investments may reduce our returns in the future;
- the performance of particular funds also will be affected by risks of the industries and businesses in which they invest; and
- we may create new funds that reflect a different asset mix and new investment strategies, as well as a varied geographic and industry exposure, compared to our historical funds, and any such new funds could have different returns from our previous funds.

The historical and potential future returns of the investment funds we manage are not directly linked to returns on our Class A common stock. Therefore, you should not conclude that continued positive performance of the investment funds we manage will necessarily result in positive returns on an investment in our Class A common stock. As used in this discussion, internal rate of return ("IRR") is calculated on a pooled basis using daily cash flows. See "—Performance Methodology" below for more information on how our returns are calculated.

Specialized Fund Performance

We organize, invest and manage specialized primary, secondary and direct investment funds. Our specialized funds invest across a variety of private markets and include equity, equity-linked and credit funds offered on standard terms, as well as shorter duration, opportunistically oriented funds. Below is performance information across our various specialized funds. Substantially all of these funds are globally focused, and they are grouped by the investment strategy utilized.

Gross Returns — Realized and Unrealized

Fund	Vintage year	Fund size ($M)	Capital invested ($M)	Gross multiple	Net Multiple	Gross IRR (%)	Net IRR (%)	Gross Spread vs. S&P 500 PME	Net Spread vs. S&P 500 PME	Gross Spread vs. MSCI World PME	Net Spread vs. MSCI World PME
Primaries (Diversified)											
PEF I	1998	122	117	1.3	1.2	5.4%	2.5%	378 bps	76 bps	322 bps	16 bps
PEF IV	2000	250	238	1.7	1.5	16.2%	11.2%	1,302 bps	828 bps	1,170 bps	708 bps
PEF V	2003	135	133	1.7	1.6	14.2%	9.6%	841 bps	363 bps	950 bps	466 bps
PEF VI	2007	494	513	1.7	1.6	11.8%	9.0%	82 bps	(157) bps	419 bps	175 bps
PEF VII	2010	262	288	1.6	1.6	12.7%	8.7%	(89) bps	(459) bps	308 bps	(67) bps
PEF VIII	2012	427	425	1.5	1.5	10.2%	7.7%	(182) bps	(418) bps	150 bps	(90) bps
PEF IX	2015	517	507	1.9	1.9	20.7%	18.7%	820 bps	646 bps	1,138 bps	958 bps
PEF X	2018	278	231	1.5	1.4	20.2%	16.6%	1,226 bps	802 bps	1,501 bps	1,065 bps
Secondaries											
Pre-Fund	—	—	362	1.5	N/A	17.1%	N/A	1,330 bps	N/A	1,172 bps	N/A
Secondary Fund I	2005	360	353	1.2	1.2	5.2%	3.8%	113 bps	(63) bps	341 bps	157 bps
Secondary Fund II	2008	591	596	1.5	1.4	19.9%	13.5%	459 bps	(188) bps	876 bps	218 bps
Secondary Fund III	2012	909	838	1.4	1.4	13.7%	11.4%	59 bps	(197) bps	445 bps	193 bps
Secondary Fund IV	2016	1,916	2,053	1.7	1.6	18.5%	19.2%	605 bps	601 bps	928 bps	932 bps
Secondary Fund V	2019	3,929	3,608	1.4	1.4	30.3%	30.9%	2,945 bps	3,106 bps	3,183 bps	3,346 bps
Secondary Fund VI	2022	1,659	191	1.3	1.5	>100%	46.1%	11,099 bps	4,612 bps	11,097 bps	4,612 bps
Direct/Co-investments											
Pre-Fund	—	—	244	1.9	N/A	21.3%	N/A	1,655 bps	N/A	1,600 bps	N/A
Co-Investment Fund	2005	604	577	1.0	0.9	0.2%	(1.3)%	(570) bps	(746) bps	(319) bps	(501) bps
Co-Investment Fund II	2008	1,195	1,157	2.1	1.8	17.9%	14.3%	580 bps	195 bps	963 bps	572 bps
Co-Investment Fund III	2014	1,243	1,292	1.8	1.6	16.5%	13.5%	298 bps	(4) bps	633 bps	325 bps
Co-Investment Fund IV	2018	1,698	1,481	2.0	1.9	26.7%	24.9%	1,504 bps	1,337 bps	1,790 bps	1,619 bps
Equity Opportunities Fund V	2021	2,069	1,315	1.1	1.1	11.1%	8.5%	1,990 bps	2,009 bps	2,079 bps	2,086 bps

Fund	Vintage year	Fund size ($M)	Capital invested ($M)	Gross multiple	Net Multiple	Gross IRR (%)	Net IRR (%)	Gross Spread vs. CS HY II PME	Net Spread vs. CS HY II PME	Gross Spread vs. CS LL PME	Net Spread vs. CS LL PME
Strategic Opportunities (Tail-end secondaries and credit)											
Strat Opps 2015	2015	71	68	1.3	1.2	14.1%	10.6%	561 bps	215 bps	862 bps	513 bps
Strat Opps 2016	2016	214	216	1.2	1.2	9.9%	7.5%	411 bps	173 bps	537 bps	300 bps
Strat Opps 2017	2017	435	448	1.3	1.2	11.7%	9.2%	809 bps	555 bps	807 bps	569 bps
Strat Opps IV (Series 2018)	2018	889	863	1.2	1.2	9.5%	7.4%	660 bps	430 bps	684 bps	445 bps
Strat Opps V (Series 2019)	2019	762	704	1.2	1.1	11.4%	8.9%	1,041 bps	703 bps	793 bps	445 bps
Strat Opps VI (Series 2020)	2021	898	838	1.0	1.0	1.3%	0.5%	739 bps	552 bps	85 bps	(36) bps
Strat Opps VII	2022	953	359	1.0	1.0	5.6%	2.3%	859 bps	304 bps	242 bps	1 bps

Performance Methodology

The indices presented for comparison are the S&P 500, MSCI World, Credit Suisse High Yield II ("CS HY II") and Credit Suisse Leverage Loan ("CS LL"), calculated on a public market equivalent ("PME") basis. We believe these indices are commonly used by private markets and credit investors to evaluate performance. The PME calculation methodology allows private markets investment performance to be evaluated against a public index and assumes that capital is being invested in, or withdrawn from, the index on the days the capital was called and distributed from the underlying fund managers. The S&P 500 Index is a total return capitalization-weighted index that measures the performance of 500 U.S. large cap stocks. The MSCI World Index is a free float-adjusted market capitalization-weighted index of over 1,600 world stocks that is designed to measure the equity market performance of developed markets. The CS HY II Index, formerly known as the DLJ High Yield Index, is designed to mirror the investable universe of the U.S. dollar denominated high yield debt market. Prices for the CS HY II Index are available on a weekly basis. The CS LL Index is an index designed to mirror the investable universe of the U.S. dollar denominated leveraged loan market. Loans must be rated 5B or lower and the index frequency is monthly.

Our IRR represents the pooled IRR for all discretionary investments for the period from inception to December 31, 2022. Gross IRR is presented net of management fees, carried interest and expenses charged by the general partners of the underlying investments, but does not include our management fees, carried interest or expenses. Our gross IRR would decrease with the inclusion of our management fees, carried interest and expenses. Net IRR is net of all management fees, carried interest and expenses charged by the general partners of the underlying investments, as well as by us. Net IRR figures for our funds do not include cash flows attributable to the general partner. Note that secondary portfolio IRRs can be initially impacted by purchase discounts (or premiums) paid at the closing of a transaction, the impact of which will diminish over time.

"Capital Invested" refers to the total amount of all investments made by a fund, including commitment-reducing and non-commitment-reducing capital calls. "Multiple" represents total distributions from underlying investments to the fund plus the fund's market value divided by total contributed capital. "Gross Multiple" is presented net of management fees, carried interest and expenses charged by the fund managers of the underlying investments.

Specialized fund and pre-fund performance does not include ten funds-of-funds that have investor-specific investment guidelines.

Many of our specialized funds utilize revolving credit facilities, which provide capital that is available to fund investments or pay partnership expenses and management fees. Borrowings may be paid down from time to time with investor capital contributions or distributions from investments. The use of a credit facility affects the fund's return and magnifies the performance on the upside or on the downside.

Liquidity and Capital Resources

Historical Liquidity and Capital Resources

We have managed our historical liquidity and capital requirements primarily through the receipt of management and advisory fee revenues. Our primary cash flow activities involve: (1) generating cash flow from operations, which largely includes management and advisory fees; (2) realizations generated from our investment activities; (3) funding capital commitments that we have made to certain of our specialized funds and customized separate accounts; (4) making dividend payments to our stockholders and distributions to holders of HLA units; and (5) borrowings, interest payments and repayments under our outstanding debt. As of March 31, 2023 and March 31, 2022, our cash and cash equivalents were $99.7 million and $72.1 million, respectively.

Our material sources of cash from our operations include: (1) management and advisory fees, which are collected monthly or quarterly; (2) incentive fees, which are volatile and largely unpredictable as to amount and timing; and (3) fund distributions related to investments in our specialized funds and certain customized separate accounts that we manage. We use cash flow from operations primarily to pay compensation and related expenses, general, administrative and other expenses, debt service, capital expenditures and distributions to our owners and to fund commitments to certain of our specialized funds and customized separate accounts. If cash flow from operations were insufficient to fund distributions to our owners, we expect that we would suspend paying such distributions.

We have also accessed the capital markets and used proceeds from sales of our Class A common stock to settle in cash exchanges of HLA membership interests by direct and indirect owners of HLA pursuant to our exchange agreement.

Finally, we have used available cash and borrowings from our Loan Agreements to make strategic investments in companies that seek to offer technology-driven private markets data and wealth management solutions.

Loan Agreements

We maintain the Term Loan Agreement, the Revolving Loan Agreement, the 2020 Multi-Draw Term Loan Agreement and the 2022 Multi-Draw Term Loan Agreement with JPMorgan, as successor to First Republic. In early May 2023, JPMorgan announced its purchase of First Republic after that bank's failure. The purchase included the Loan Agreements. The Loan Agreements are cross-collateralized and cross-defaulted and the aggregate principal amount of loans that may be outstanding under all of the Loan Agreements is subject to an aggregate cap of $325 million (the "Cap").

The Term Loan Agreement has a maturity date of January 1, 2030 and the interest rate is a floating per annum rate equal to the prime rate minus 1.25% subject to a floor of 3.00%. As of March 31, 2023, we had an outstanding balance of $99 million under the Term Loan Agreement. We are entitled to request additional uncommitted term advances not to exceed $25 million in the aggregate, subject to the Cap, through December 31, 2023.

The Revolving Loan Agreement provides that the aggregate outstanding balance will not exceed $50 million, subject to the Cap, and has a maturity date of March 24, 2025. The interest rate is a floating per annum rate equal to the prime rate minus 1.50% subject to a floor of 2.25%. As of March 31, 2023, we had an outstanding balance of $15 million under the Revolving Loan Agreement.

The 2020 Multi-Draw Term Loan Agreement provides for a term loan in the aggregate principal amount of $100 million with a maturity date of July 1, 2030. The interest rate is a fixed per annum rate of 3.50%. As of March 31, 2023, we had an outstanding balance of $100 million under the 2020 Multi-Draw Term Loan Agreement.

The 2022 Multi-Draw Term Loan Agreement has a maturity date of October 1, 2029 and the interest rate is a floating per annum rate equal to the prime rate minus 1.50% subject to a floor of 3.00%. As of March 31, 2023, we did not have an outstanding balance under the 2022 Multi-Draw Term Loan Agreement. We are entitled to request term loans not to exceed $75 million in the aggregate, subject to the Cap, through September 30, 2025.

The Loan Agreements contain covenants that, among other things, limit HLA's ability to incur indebtedness, transfer or dispose of assets, merge with other companies, create, incur or allow liens, make investments, pay dividends or make distributions, engage in transactions with affiliates and take certain actions with respect to management fees. The Loan Agreements also require HLA to maintain, among other requirements, (i) a specified amount of management fees, (ii) a specified amount of adjusted EBITDA, as defined in the Loan Agreements, and (iii) a specified minimum tangible net worth, during the term of each of the Loan Agreements. The obligations under the Loan Agreements are secured by substantially all the assets of HLA. As of March 31, 2023 and 2022, the principal amount of debt outstanding equaled $214.4 million and $171.8 million, respectively. We had $110.6 million in availability under the Loan Agreements as of March 31, 2023.

Cash Flows

	Year Ended March 31,		
	2023	2022	2021
	(in millions)		
Net cash provided by operating activities	$ 226.6	$ 169.5	$ 188.2
Net cash provided by (used in) investing activities	$ 177.9	$ (70.5)	$ (421.8)
Net cash (used in) provided by financing activities	$ (364.1)	$ (113.2)	$ 270.7

Operating Activities

Our operating activities generally reflect our earnings in the respective periods after adjusting for significant non-cash activity, including equity in income (loss) of investees, equity-based compensation, lease expense, fair value adjustments to investments and depreciation and amortization, all of which are included in earnings. For the years ended March 31, 2023, 2022 and 2021, our net cash provided by operating activities was driven primarily by receipts of management fees and incentive fees offset by payment of operating expenses, which includes compensation and benefits and general, administrative and other expenses.

Investing Activities

Our investing activities generally reflect cash used for acquisitions, fixed asset purchases and contributions to and distributions from our investments. For the years ended March 31, 2023, 2022 and 2021, our net cash used in investing activities was driven primarily by purchases of furniture, fixtures and equipment, purchase of other investments and net contributions to our funds. Additionally, during the years ended March 31, 2023 and 2022, we received proceeds from the sale of investments.

Financing Activities

Our financing activities generally reflect cash received from debt and equity financings, payments to owners in the form of dividends, distributions and repurchases of shares and scheduled drawdowns and repayments of our outstanding debt. For the years ended March 31, 2023, 2022 and 2021, our net cash used in financing activities was driven primarily by dividends paid to stockholders, payments under the tax receivable agreement, distributions to HLA members and drawdowns and repayments under our revolving credit facility.

Future Sources and Uses of Liquidity

We generate significant cash flows from operating activities. We believe that we will be able to continue to meet our short-term and long-term liquidity and capital requirements through our cash flows from operating activities, existing cash and cash equivalents and our ability to obtain future external financing. However, the availability of capital from the Loan Agreements and our cash balances are exposed to the credit risks of the financial institutions at which they are held. If events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions or the financial services industry generally, or concerns or rumors about any such events, occur, our ability to access existing cash, cash equivalents and investments, or to access existing or enter into new banking arrangements or facilities to pay operational and other costs, may be threatened or lost.

We believe we will also continue to evaluate opportunities, based on market conditions, to access the capital markets and use proceeds from sales of our Class A common stock to settle in cash exchanges of HLA membership interests by direct and indirect owners of HLA pursuant to our exchange agreement. The timing or size of any potential transactions will depend on a number of factors, including market opportunities and our views regarding our capital and liquidity positions and potential future needs. There can be no assurance that any such transactions will be completed on favorable terms, or at all.

We will also continue to evaluate opportunities to make strategic investments in companies that seek to offer technology-driven private markets data and wealth management solutions.

In November 2018, we authorized a program to repurchase up to 6% of the outstanding shares of our Class A common stock, not to exceed $50 million (the "Stock Repurchase Program"). The Stock Repurchase Program does not include specific price targets or timetables and may be suspended or terminated by us at any time. We intend to finance the purchases using available working capital and/or external financing. The Stock Repurchase Program expires 12 months after the date of the first acquisition under the authorization. We have not repurchased any of our Class A common stock under the Stock Repurchase Program, and therefore the full purchase authority remains available. Our board of directors periodically reviews the Stock Repurchase Program and most recently re-approved it in December 2022.

We expect that our primary short-term and long-term liquidity needs will comprise cash to: (1) provide capital to facilitate the growth of our business; (2) fund commitments to our investments; (3) pay operating expenses, including cash compensation to our employees; (4) make payments and/or exercise early termination buyout rights under the tax receivable agreement; (5) fund capital expenditures and make strategic investments; (6) pay interest and principal due on our outstanding debt; (7) pay income taxes; (8) make dividend payments to our stockholders and distributions to holders of HLA units in accordance with our distribution policy; (9) settle exchanges of HLA membership interests by direct and indirect owners of HLA pursuant to our exchange agreement from time to time; and (10) fund purchases of our Class A common stock pursuant to the Stock Repurchase Program.

We are required to maintain minimum net capital balances for regulatory purposes for certain of our foreign subsidiaries and our broker-dealer subsidiary. These net capital requirements are met by retaining cash. As a result, we may be restricted in our ability to transfer cash between different operating entities and jurisdictions. As of March 31, 2023, we were required to maintain approximately $4.8 million in liquid net assets within these subsidiaries to meet regulatory net capital and capital adequacy requirements. We are in compliance with these regulatory requirements.

Dividend Policy

The declaration and payment by us of any future dividends to holders of our Class A common stock is at the sole discretion of our board of directors. We intend to continue to pay a cash dividend on a quarterly basis. Subject to funds being legally available, we will cause HLA to make pro rata distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under the tax receivable agreement, and to pay our corporate and other overhead expenses.

Tax Receivable Agreement

We expect that periodic exchanges of membership units of HLA by members of HLA will result in increases in the tax basis in our share of the assets of HLA that otherwise would not have been available. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits and therefore may reduce the amount of tax that we would otherwise be required to pay in the future. The tax receivable agreement will require us to pay 85% of the amount of these and certain other tax benefits, if any, that we realize (or are deemed to realize in the case of an early termination payment, a change in control or a material breach by us of our obligations under the tax receivable agreement) to the pre-IPO members of HLA.

Contractual Obligations, Commitments and Contingencies

The following table represents our contractual obligations as of March 31, 2023, aggregated by type:

(in millions)	Contractual Obligations, Commitments and Contingencies				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 99.2	$ 7.8	$ 14.2	$ 13.2	$ 64.0
Debt obligations payable [1]	214.4	17.5	10.0	44.4	142.5
Interest on debt obligations payable [2]	55.8	11.2	19.9	17.1	7.6
Capital commitments to our investments [3]	211.6	211.6	—	—	—
Total	$ 581.0	$ 248.1	$ 44.1	$ 74.7	$ 214.1

(1) Represents scheduled debt obligation payments under our Loan Agreements.

(2) Represents interest to be paid over the maturity of the related debt obligations, which has been calculated assuming no pre-payments will be made and debt will be held until its final maturity date. The future interest payments are calculated using the variable interest rate of 6.75% on our Term Loan Agreement, the fixed interest rate of 3.50% on our 2020 Multi-Draw Term Loan Agreement and the variable interest rate of 6.50% on our Revolving Loan Agreement in effect as of March 31, 2023.

(3) Represents commitments by us to fund a portion of each investment made by our specialized funds and certain customized separate account entities. These amounts are generally due on demand and are therefore presented in the less than one year category.

We have entered into a tax receivable agreement with our pre-IPO owners pursuant to which we will pay them 85% of the amount of tax benefits, if any, that we realize (or are deemed to realize in the case of an early termination payment by us, a change in control or a material breach by us of our obligations under the tax receivable agreement) as a result of increases in tax basis (and certain other tax benefits) resulting from purchases or exchanges of membership units of HLA. Because the timing of amounts to be paid under the tax receivable agreement cannot be determined, this contractual commitment has not been presented in the table above. The tax savings achieved may be substantial and we may not have sufficient cash available to pay this liability, in which case, we might be required to incur additional debt to satisfy this liability.

We offer an Employee Investment Program ("EIP") through which certain employees are able to invest directly into certain company managed funds as individual limited partners ("LP"). The employees also have an option to enter into a loan agreement with a third-party lender to fund committed capital. The loan is collateralized by the underlying LP interest in the fund and return of capital distributions are utilized to pay the outstanding loan balance. We entered into a separate arrangement with the third-party lender to backstop the employee's performance under the loan with a commitment to purchase the LP interest from the lender at the greater of fair value or the outstanding balance of the loan in the event of default by the employee. As of March 31, 2023, the total amount of outstanding loans under the EIP was $0.7 million and we believe the risk of default by an employee to be remote.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP. In applying many of these accounting principles, we need to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our combined and consolidated financial statements. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting estimates could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2, "Summary of Significant Accounting Policies," to our consolidated financial statements included in Part II, Item 8 of this Form 10-K for a summary of our significant accounting policies.

Principles of Consolidation

We consolidate all entities that we control through a controlling financial interest or as the primary beneficiary of VIEs.

We perform an analysis to determine whether consolidation is required by determining (1) whether we have a variable interest in each entity, (2) whether that entity is a VIE and (3) whether we are the primary beneficiary of this entity and consolidation is required.

In evaluating whether we hold a variable interest, we review the equity ownership to determine whether we absorb risk created and distributed by the entity, as well as whether the fees charged to the entity are customary and commensurate with the effort required to provide the services. We consider all economic interests, including indirect interests, to determine if a fee is considered a variable interest.

The assessment of whether the entity is a VIE requires an evaluation of qualitative factors and, where applicable, quantitative factors. These judgments include: (a) determining whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the economic performance of the entity, (c) determining whether two or more parties' equity interests should be aggregated, and (d) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity.

For entities that are determined to be VIEs, we are required to consolidate those entities where we have concluded that we are the primary beneficiary. The primary beneficiary is defined as the variable interest holder with (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity or the right to receive benefits from the entity that could potentially be significant to the VIE. In evaluating whether we are the primary beneficiary, we evaluate our economic interests in the entity held either directly or indirectly by us.

Changes to our judgments could result in a change in our consolidation conclusion for an entity.

Revenue Recognition of Incentive Fees

Incentive fees include both carried interest earned from certain specialized funds and performance fees received from certain customized separate accounts. We recognized $156.9 million of incentive fees in fiscal 2023 and have $1.0 billion of unrecognized carried interest as of March 31, 2023.

Contracts with specialized funds and certain customized separate accounts provide incentive fees, which generally range from 5.0% to 12.5% of profits, when investment returns exceed minimum return levels or other performance targets on either an annual or inception to date basis and are generally payable after all contributed capital and the preferred return on that capital has been distributed to investors. Incentive fees are recognized when it is probable that a significant reversal will not occur. The primary contingency regarding incentive fees is the "clawback," or the obligation to return distributions in excess of the amount prescribed by the applicable fund or separate account documents. Incentive fees are typically only required to be returned on a net of tax basis due to a clawback. As such, the tax-related portion of incentive fees is typically not subject to clawback and is therefore recognized as revenue immediately upon receipt.

Investment returns are highly susceptible to market factors and judgments and actions of third parties that are outside of our control. We estimate the amount and probability of additional future capital contributions, both unfunded commitments or follow-on investment opportunities in underlying portfolio investments, to specialized funds and customized separate accounts, which could impact the probability of a significant reversal occurring. Incentive fee revenue can vary significantly year over year based upon the judgments, market factors, and actions of third parties as discussed above.

Income Taxes

We account for income taxes using the asset and liability method. Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax basis using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. As of March 31, 2023, we had deferred tax assets of $233.9 million primarily due to our acquisitions of HLA units. Realization of the deferred tax assets is primarily dependent upon (1) historic earnings, (2) forecasted taxable income, (3) future tax deductions of tax basis step-ups related to our IPO and subsequent unit exchanges, (4) future tax deductions related to payments under the tax receivable agreement, and (5) our share of HLA's temporary differences that result in future tax deductions. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. As of March 31, 2023, we had a valuation allowance of $77.2 million. Changes in judgment as it relates to the realizability of these assets, as well as potential changes in corporate tax rates, would have the effect of significantly reducing the value of the deferred tax assets.

We analyze our tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where we are required to file income tax returns, as well for all open tax years in these jurisdictions. We evaluate tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether it is "more-likely-than-not" that each tax position will be sustained by the applicable tax authority.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under GAAP. We review our tax positions quarterly and adjust our tax balances as new legislation is passed or new information becomes available.

Tax Receivable Agreement

Our purchase of HLA Class A units concurrent with the IPO, and subsequent exchanges by holders of HLA units for shares of our Class A common stock pursuant to the exchange agreement, result in increases in our share of the tax basis of the tangible and intangible assets of HLA, which increases the tax depreciation and amortization deductions that otherwise would not have been available to us. These increases in tax basis and tax depreciation and amortization deductions are expected to reduce the amount of cash taxes that we would otherwise be required to pay in the future. We entered into the tax receivable agreement with the other members of HLA, which requires us to pay exchanging HLA unitholders (the "TRA Recipients") 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax that we actually realize (or, under certain circumstances, are deemed to realize) as a result of the increases in tax basis in connection with exchanges by the TRA Recipients described above and certain other tax benefits attributable to payments under the tax receivable agreement. Generally, if we do not generate sufficient cumulative taxable income in the future to utilize the tax benefits, then we will not be required to make the related tax receivable agreement payments—the exception being that our obligation to make such payments may be accelerated if we elect to terminate the tax receivable agreement, in whole or in part, or if a change in control of us, or a breach of the tax receivable agreement by us, occurs. Therefore, we will generally only recognize a liability for payments under the tax receivable agreement for financial reporting purposes to the extent we determine it is probable that we will generate sufficient future taxable income to utilize the related tax benefits. Estimating and projecting future taxable income is inherently uncertain and requires judgment. Actual taxable income may differ from estimates, which could significantly affect the liability under the tax benefit arrangements and our consolidated results of operations.

Based on current projections, we anticipate having sufficient taxable income to utilize these tax attributes and receive corresponding tax deductions in future periods. As of March 31, 2023, the tax receivable agreement resulted in a liability of $174.7 million. Significant changes in the projected liability resulting from the tax receivable agreement may occur based on changes in anticipated future taxable income, changes in applicable tax rates or other changes in tax attributes that may occur and could affect the expected future tax benefits to be received by us.

Recent Accounting Pronouncements

Information regarding recent accounting developments and their impact on our results can be found in Note 2, "Summary of Significant Accounting Policies" in the notes to the consolidated financial statements included in Part II, Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are exposed to a broad range of risks inherent in the financial markets in which we participate, including price risk, interest-rate risk, access to and cost of financing risk, liquidity risk, counterparty risk and foreign exchange-rate risk. Potentially negative effects of these risks may be mitigated to a certain extent by those aspects of our investment approach, investment strategies, fundraising practices or other business activities that are designed to benefit, either in relative or absolute terms, from periods of economic weakness, tighter credit or financial market dislocations.

Our predominant exposure to market risk is related to our role as general partner or investment manager for our specialized funds and customized separate accounts and the sensitivities to movements in the fair value of their investments, which may adversely affect our equity in income of investees. Since our management fees are generally based on commitments or net invested capital, our management fee and advisory fee revenue is not significantly impacted by changes in investment values.

Fair value of the financial assets and liabilities of our specialized funds and customized separate accounts may fluctuate in response to changes in the value of securities, foreign currency exchange rates, commodity prices and interest rates. The impact of investment risk is as follows:

- Equity in income of investees changes along with the realized and unrealized gains of the underlying investments in our specialized funds and certain customized separate accounts in which we have a general partner commitment. Our general partner investments include thousands of unique underlying portfolio investments with no significant concentration in any industry or country outside of the United States.

- Management fees from our specialized funds and customized separate accounts are not significantly affected by changes in fair value as the management fees are not generally based on the value of the specialized funds or customized separate accounts, but rather on the amount of capital committed or invested in the specialized funds or customized separate accounts, as applicable.

- Incentive fees from our specialized funds and customized separate accounts are not materially affected by changes in the fair value of unrealized investments because they are based on realized gains and subject to achievement of performance criteria rather than on the fair value of the specialized fund's or customized separate account's assets prior to realization. Minor decreases in underlying fair value would not affect the amount of deferred incentive fee revenue subject to clawback.

Exchange Rate Risk

Several of our specialized funds and customized separate accounts hold investments denominated in non-U.S. dollar currencies that may be affected by movements in the rate of exchange between the U.S. dollar and foreign currency, which could impact investment performance. The currency exposure related to investments in foreign currency assets is limited to our general partner interest, which is typically one percent of total capital commitments. We do not possess significant assets in foreign countries in which we operate or engage in material transactions in currencies other than the U.S. dollar. Therefore, changes in exchange rates are not expected to materially impact our financial statements.

Interest Rate Risk

As of March 31, 2023, we had $214.4 million in borrowings outstanding under our Loan Agreements. The annual interest rate on the Term Loan Agreement, which is at the prime rate minus 1.25%, subject to a floor of 3.00%, was 6.75% as of March 31, 2023. The annual interest rate on the Revolving Loan Agreement, which is at the prime rate minus 1.50%, subject to a floor of 2.25%, was 6.50% as of March 31, 2023.

Based on the floating rate component of our Loan Agreements payable as of March 31, 2023, we estimate that a 100 basis point increase in interest rates would result in increased interest expense of $1.1 million over the next 12 months.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting the counterparties with which we enter into financial transactions to reputable financial institutions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

There have been no material changes in our market risk exposures since March 31, 2022.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Hamilton Lane Incorporated

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Hamilton Lane Incorporated (the Company) as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 25, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Investment valued under the measurement alternative

Description of the Matter	As more fully described in Note 4 to the consolidated financial statements, the Company performs qualitative impairment assessments each quarter on its investments recorded under the measurement alternative. During the year ended March 31, 2023, as a result of this assessment, the Company determined that a quantitative assessment was required to be performed for one of its investments given a significant decrease in earnings performance and overall economic and market conditions. The fair value assessment performed at December 31, 2022, indicated that the fair value of the investment was less than the carrying value of the investment. As a result, the Company reduced the carrying amount to the estimated fair value and recognized a $43.3 million impairment loss, which is the amount by which the carrying value exceeded the estimated fair value of this investment.

Auditing the Company's impairment measurement involved a high degree of subjectivity as estimates underlying the determination of fair value were based on assumptions about future market and economic conditions. The significant assumption used in the Company's fair value estimate was the selection of the revenue multiple under the market approach.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's processes to determine the fair value of the investment and measure the impairment. This included controls over management's review of the significant assumption underlying the fair value determination

Our testing of the Company's fair value measurement and related impairment included, among other procedures, evaluating the significant assumption and operating data used to estimate fair value. For example, we compared the prospective financial information to company specific and current industry and economic trends, performed a sensitivity analysis of the significant assumptions to evaluate the change in the fair value estimate that would result from changes in the assumptions and recalculated management's estimate. We also involved our valuation specialists to assist in our evaluation of the methodology and significant assumption used in the fair value estimate.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.
Philadelphia, Pennsylvania
May 25, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Hamilton Lane Incorporated

Opinion on Internal Control Over Financial Reporting

We have audited Hamilton Lane Incorporated's internal control over financial reporting as of March 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Hamilton Lane Incorporated (the Company) maintained, in all material respects, effective internal control over financial reporting as of March 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of March 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2023, and the related notes and our report dated May 25, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 25, 2023

Hamilton Lane Incorporated
Consolidated Balance Sheets
(In thousands, except share and per share amounts)

	March 31,	
	2023	2022
Assets		
Cash and cash equivalents	$ 99,686	$ 72,138
Restricted cash	4,804	4,023
Fees receivable	47,140	51,869
Prepaid expenses	9,817	6,858
Due from related parties	7,186	1,872
Furniture, fixtures and equipment, net	28,425	28,842
Lease right-of-use assets, net	62,327	65,636
Investments	530,921	503,789
Deferred income taxes	233,912	245,046
Other assets	46,784	28,162
Assets of consolidated variable interest entities:		
Cash and cash equivalents	12,062	36
Investments held in trust	—	276,016
Investments	57,044	10,036
Other assets	435	623
Total assets	$ 1,140,543	$ 1,294,946
Liabilities, redeemable non-controlling interests and equity		
Accounts payable	$ 4,559	$ 2,827
Accrued compensation and benefits	24,190	20,117
Accrued members' distributions	15,723	27,119
Accrued dividend	15,049	12,947
Debt	213,533	171,326
Payable to related parties pursuant to tax receivable agreement	174,702	180,536
Lease liabilities	78,817	82,244
Other liabilities (includes $14,228 and $13,818 at fair value)	32,856	47,669
Liabilities of consolidated variable interest entities:		
Other liabilities	6,922	12,675
Total liabilities	$ 566,351	$ 557,460
Commitments and contingencies (Note 16)		
Redeemable non-controlling interests	—	276,000
Preferred stock, $0.001 par value, 10,000,000 authorized, none issued	—	—
Class A common stock, $0.001 par value, 300,000,000 authorized; 38,611,919 and 37,280,697 issued and outstanding as of March 31, 2023 and 2022, respectively	39	37
Class B common stock, $0.001 par value, 50,000,000 authorized; 15,409,507 and 16,033,359 issued and outstanding as of March 31, 2023 and 2022, respectively	15	16
Additional paid-in-capital	171,567	161,676
Retained earnings	243,823	185,149
Total Hamilton Lane Incorporated stockholders' equity	$ 415,444	$ 346,878
Non-controlling interests in general partnerships	3,877	3,423
Non-controlling interests in Hamilton Lane Advisors, L.L.C.	135,702	111,185
Non-controlling interests in consolidated funds	19,169	—
Total equity	$ 574,192	$ 461,486
Total liabilities, redeemable non-controlling interests and equity	$ 1,140,543	$ 1,294,946

See accompanying notes to the consolidated financial statements.

Hamilton Lane Incorporated
Consolidated Statements of Income
(In thousands, except per share amounts)

	Year Ended March 31,		
	2023	2022	2021
Revenues			
Management and advisory fees	$ 371,874	$ 314,228	$ 289,444
Incentive fees	149,931	48,133	31,134
Consolidated variable interest entities related:			
Incentive fees	6,948	5,558	21,057
Total revenues	528,753	367,919	341,635
Expenses			
Compensation and benefits	198,412	129,165	136,319
General, administrative and other	89,395	68,040	49,210
Consolidated variable interest entities related:			
General, administrative and other	906	1,150	378
Total expenses	288,713	198,355	185,907
Other income (expense)			
Equity in income of investees	5,088	78,813	32,389
Interest expense	(8,617)	(4,634)	(2,044)
Interest income	1,789	500	1,676
Non-operating (loss) income	(5,243)	64,469	5,894
Consolidated variable interest entities related:			
Equity in income (loss) of investees	1,455	483	(2,123)
Unrealized gain	4,773	4,485	2,141
Interest expense	—	(4)	(459)
Interest income	3,325	—	—
Total other income (expense)	2,570	144,112	37,474
Income before income taxes	242,610	313,676	193,202
Income tax expense	55,425	66,423	24,417
Net income	187,185	247,253	168,785
Less: Income (loss) attributable to non-controlling interests in general partnerships	986	376	(250)
Less: Income attributable to non-controlling interests in Hamilton Lane Advisors, L.L.C.	71,027	96,548	69,720
Less: Income attributable to redeemable non-controlling interests in Hamilton Lane Alliance Holdings I, Inc.	5,617	4,343	1,293
Less: Income attributable to non-controlling interests in consolidated funds	435	—	—
Net income attributable to Hamilton Lane Incorporated	$ 109,120	$ 145,986	$ 98,022
Basic earnings per share of Class A common stock	$ 3.05	$ 4.02	$ 2.82
Diluted earnings per share of Class A common stock	$ 3.01	$ 3.98	$ 2.81
Dividends declared per share of Class A common stock	$ 1.60	$ 1.40	$ 1.25

See accompanying notes to the consolidated financial statements.

Hamilton Lane Incorporated
Consolidated Statements of Comprehensive Income
(In Thousands)

| | Year Ended March 31, | | |
	2023	2022	2021
Net income	$ 187,185	$ 247,253	$ 168,785
Other comprehensive income, net of tax:			
Foreign currency translation	—	—	130
Total other comprehensive income, net of tax	$ —	$ —	$ 130
Comprehensive income	$ 187,185	$ 247,253	$ 168,915
Less:			
Comprehensive income (loss) attributable to non-controlling interests in general partnerships	986	376	(250)
Comprehensive income attributable to non-controlling interests in Hamilton Lane Advisors, L.L.C.	71,027	96,548	69,772
Comprehensive income attributable to redeemable non-controlling interests in Hamilton Lane Alliance Holdings I, Inc.	5,617	4,343	1,293
Comprehensive income attributable to non-controlling interests in consolidated funds	435	—	—
Total comprehensive income attributable to Hamilton Lane Incorporated	$ 109,120	$ 145,986	$ 98,100

See accompanying notes to the consolidated financial statements.

Hamilton Lane Incorporated
Consolidated Statements of Stockholders' Equity
(In Thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest in Consolidated Funds	Non-Controlling Interests in General Partnerships	Non-Controlling Interests in Hamilton Lane Advisors, L.L.C.	Total Equity
Balance at March 31, 2020	$ 30	$ 22	$ 107,727	$ 47,090	$ (78)	$ —	$ 4,853	$ 77,757	$ 237,401
Net income	—	—	—	98,022	—	—	(250)	69,720	167,492
Other comprehensive income	—	—	—	—	78	—	—	52	130
Equity-based compensation	—	—	4,415	—	—	—	—	2,695	7,110
Purchase and retirement of Class A stock for tax withholding	—	—	(3,935)	—	—	—	—	(2,084)	(6,019)
Deferred tax adjustment	—	—	19,252	—	—	—	—	—	19,252
Dividends declared	—	—	—	(42,850)	—	—	—	—	(42,850)
Capital distributions to non-controlling interests, net	—	—	—	—	—	—	(2,392)	—	(2,392)
Member distributions	—	—	—	—	—	—	—	(45,416)	(45,416)
Offerings adjustment	6	(5)	21,684	—	—	—	—	(21,690)	(5)
Employee Share Purchase Plan share issuance	—	—	900	—	—	—	—	547	1,447
Adjustment of redeemable non-controlling interest to redemption value	—	—	—	(14,750)	—	—	—	(7,199)	(21,949)
Equity reallocation between controlling and non-controlling interests	—	—	521	—	—	—	—	(521)	—
Balance at March 31, 2021	$ 36	$ 17	$ 150,564	$ 87,512	$ —	$ —	$ 2,211	$ 73,861	$ 314,201
Net income	—	—	—	145,986	—	—	376	96,548	242,910
Equity-based compensation	—	—	5,040	—	—	—	—	2,364	7,404
Purchase and retirement of Class A stock for tax withholding	—	—	(2,204)	—	—	—	—	(1,281)	(3,485)
Deferred tax adjustment	—	—	2,747	—	—	—	—	—	2,747
Dividends declared	—	—	—	(51,376)	—	—	—	—	(51,376)
Capital contributions from non-controlling interests, net	—	—	—	—	—	—	836	—	836
Member distributions	—	—	—	—	—	—	—	(57,953)	(57,953)
Offering adjustment	1	(1)	4,097	—	—	—	—	(4,098)	(1)
Employee Share Purchase Plan share issuance	—	—	1,265	—	—	—	—	595	1,860
Adjustment of redeemable non-controlling interest to redemption value	—	—	—	3,027	—	—	—	1,316	4,343
Equity reallocation between controlling and non-controlling interests	—	—	167	—	—	—	—	(167)	—
Balance at March 31, 2022	$ 37	$ 16	$ 161,676	$ 185,149	$ —	$ —	$ 3,423	$ 111,185	$ 461,486

Hamilton Lane Incorporated
Consolidated Statements of Stockholders' Equity
(In Thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest in Consolidated Funds	Non-Controlling Interests in General Partnerships	Non-Controlling Interests in Hamilton Lane Advisors, L.L.C.	Total Equity
Balance at March 31, 2022	$ 37	$ 16	$ 161,676	$ 185,149	$ —	$ —	$ 3,423	$ 111,185	$ 461,486
Net income	—	—	—	109,120	—	435	986	71,027	181,568
Equity-based compensation	—	—	6,873	—	—	—	—	3,077	9,950
Purchase and retirement of Class A stock for tax withholding	—	—	(1,611)	—	—	—	—	(714)	(2,325)
Deferred tax adjustment	—	—	1,813	—	—	—	—	—	1,813
Dividends declared	—	—	—	(59,462)	—	—	—	—	(59,462)
Capital contributions from (distributions to) non-controlling interests, net	—	—	—	—	—	18,734	(532)	—	18,202
Member distributions	—	—	—	—	—	—	—	(52,048)	(52,048)
Offering adjustment	1	(1)	5,013	—	—	—	—	(5,014)	(1)
Employee Share Purchase Plan share issuance	1	—	1,337	—	—	—	—	599	1,937
Adjustment of redeemable non-controlling interest to redemption value	—	—	—	9,016	—	—	—	4,056	13,072
Equity reallocation between controlling and non-controlling interests	—	—	(3,534)	—	—	—	—	3,534	—
Balance at March 31, 2023	$ 39	$ 15	$ 171,567	$ 243,823	$ —	$ 19,169	$ 3,877	$ 135,702	$ 574,192

See accompanying notes to the consolidated financial statements.

Hamilton Lane Incorporated
Consolidated Statements of Cash Flows
(In Thousands)

	Year Ended March 31,		
	2023	**2022**	**2021**
Operating activities:			
Net income	$ 187,185	$ 247,253	$ 168,785
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,443	5,495	4,134
Change in deferred income taxes	20,433	23,944	7,027
Change in payable to related parties pursuant to tax receivable agreement	(3,251)	(5,332)	897
Equity-based compensation	9,950	7,404	7,079
Equity in income of investees	(5,088)	(78,813)	(32,389)
Gain on sale of investment	(12,230)	(11,936)	—
Fair value adjustment of other investments	(20,730)	(47,487)	(6,229)
Proceeds received from partnerships	15,981	46,817	784
Non-cash lease expense	7,460	9,890	7,376
Gain on sale of intangible asset	2,771	—	—
Impairment of other investment	43,289	—	—
Other	(2,813)	(815)	1,571
Changes in operating assets and liabilities:			
Fees receivable	4,729	(22,667)	1,182
Prepaid expenses	(2,959)	(683)	845
Due from related parties	(5,313)	623	110
Other assets	(6,721)	20	(549)
Accounts payable	1,733	654	205
Accrued compensation and benefits	4,072	(9,298)	18,611
Lease liability	(7,577)	(3,330)	3,105
Other liabilities	(13,216)	12,311	10,003
Consolidated variable interest entities related:			
Change in warrant liability measured at fair value	(2,883)	(4,485)	(2,141)
Equity in (income) loss of investees	(1,455)	(483)	2,123
Change in deferred incentive fee revenue	—	—	(3,704)
Other assets and liabilities	5,779	441	(667)
Net cash provided by operating activities	$ 226,589	$ 169,523	$ 188,158
Investing activities:			
Purchase of furniture, fixtures and equipment	(4,747)	(8,526)	(18,637)
Cash paid for acquisition of business	(1,500)	(10,096)	—
Loans to investees	(2,535)	—	—
Purchase of investments	(37,025)	(18,997)	(90,500)
Proceeds from sales of investments	13,478	12,623	—
Distributions received from investments	1,406	12,739	3,072
Distributions received from Partnerships	14,438	15,010	31,195
Contributions to Partnerships	(84,557)	(73,240)	(69,911)
Purchase of intangible assets	—	—	(1,000)
Consolidated variable interest entities related:			
Sale (purchase) of investments held in trust	278,954	—	(276,000)
Net cash provided by (used in) investing activities	$ 177,912	$ (70,487)	$(421,781)

	Year Ended March 31,		
	2023	2022	2021
Financing activities:			
Proceeds from offering	$ 43,686	$ 73,833	$ 473,339
Purchase of membership interests	(43,686)	(73,833)	(473,339)
Borrowings of debt, net of deferred financing costs	31,682	24,925	75,000
Repayments of long term debt	(4,496)	(1,840)	(1,406)
Drawdown of revolver	40,000	—	15,000
Repayment of revolver	(25,000)	(15,000)	—
Repurchase of Class B common stock	—	(1)	(5)
Repurchase of Class A common stock for employee tax withholding	(2,325)	(3,485)	(6,019)
Proceeds received from issuance of shares under Employee Share Purchase Plan	1,937	1,860	1,447
Payments to related parties pursuant to the tax receivable agreement	(10,345)	(23,170)	(6,894)
Dividends paid	(72,409)	(49,630)	(39,676)
Members' distributions paid	(63,444)	(47,711)	(34,368)
Consolidated variable interest entities related:			
Contributions from non-controlling interest in general partnerships	725	1,424	252
Distributions to non-controlling interest in general partnerships	(1,257)	(588)	(2,644)
(Proceeds) redemption from Class A units of Hamilton Lane Alliance Holdings I, Inc.	(278,205)	—	276,000
Offering costs paid for issuance of Class A units of Hamilton Lane Alliance Holdings I, Inc.	—	—	(6,027)
Contributions from consolidated funds	18,991	—	—
Net cash (used in) provided by financing activities	$(364,146)	$(113,216)	$ 270,660
Effect of exchange rate changes on cash and cash equivalents	$ —	$ —	$ 130
Increase (decrease) in cash, cash equivalents, and restricted cash	40,355	(14,180)	37,167
Cash, cash equivalents, restricted cash, and cash and cash equivalents held at consolidated variable interest entities at beginning of the year	76,197	90,377	53,210
Cash and cash equivalents, restricted cash, and cash and cash equivalents held at consolidated variable interest entities at end of the year	$ 116,552	$ 76,197	$ 90,377

Reconciliation of Cash and Cash Equivalents, Restricted Cash and Cash and Cash Equivalents Held at Consolidated Variable Interest Entities to the Consolidated Statements of Financial Condition:

Cash and cash equivalents	$ 99,686	$ 72,138	$ 87,025
Restricted cash	4,804	4,023	3,041
Cash and cash equivalents held at consolidated variable interest entities	12,062	36	311
Total cash and cash equivalents, restricted cash, and cash and cash equivalents held at consolidated variable interest entities	$ 116,552	$ 76,197	$ 90,377

See accompanying notes to the consolidated financial statements.

1. Organization

Hamilton Lane Incorporated ("HLI") was incorporated in the State of Delaware on December 31, 2007 and, following its 2017 initial public offering ("IPO"), is a holding company whose principal asset is a controlling equity interest in Hamilton Lane Advisors, L.L.C. ("HLA"). As the sole managing member of HLA, HLI operates and controls all of the business and affairs of HLA, and through HLA, conducts its business. As a result, HLI consolidates HLA's financial results and reports a non-controlling interest related to the portion of HLA units not owned by HLI. The assets and liabilities of HLA represent substantially all of HLI's consolidated assets and liabilities with the exception of certain cash, certain deferred tax assets and liabilities, payables to related parties pursuant to a tax receivable agreement, and dividends payable. Unless otherwise specified, "the Company" refers to the consolidated entity of HLI, HLA and subsidiaries throughout the remainder of these notes. As of March 31, 2023 and 2022, HLI held approximately 70.1% and 68.9%, respectively, of the economic interest in HLA. As future exchanges of HLA units occur pursuant to the exchange agreement in place with HLA's members, the economic interest in HLA held by HLI will increase.

HLA is a registered investment advisor with the United States Securities and Exchange Commission ("SEC"), providing asset management and advisory services, primarily to institutional investors, to design, build and manage private markets portfolios. HLA generates revenues primarily from management fees, by managing assets on behalf of customized separate accounts, specialized fund products and distribution management accounts, and advisory fees and by providing asset supervisory and reporting services. HLA sponsors the formation, and serves as the general partner or managing member, of various limited liability partnerships consisting of specialized funds and certain single client separate account entities ("Partnerships") that acquire interests in third-party managed investment funds that make private equity and equity-related investments. The Partnerships may also make direct investments, including investments in debt, equity, and other equity-based instruments. The Company, which includes certain subsidiaries that serve as the general partner or managing member of the Partnerships, may invest its own capital in the Partnerships and generally makes all investment and operating decisions for the Partnerships. HLA operates several wholly owned entities through which it conducts its foreign operations.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries, and entities in which the Company is deemed to be the primary beneficiary under the variable interest model. Certain of the consolidated variable interest entities are investment companies that follow specialized accounting guidance and reflect their investments at estimated fair value. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Consolidation

The Company performs an analysis to determine whether it is required to consolidate entities, by determining if the Company has a variable interest in each entity and whether that entity is a variable interest entity ("VIE"). The Company performs the variable interest analysis for all entities in which it has a potential variable interest, which primarily consist of all entities where the Company serves as the sponsor, general partner or managing member, and general partner entities not wholly owned by the Company. If the Company has a variable interest in the entity and the entity is a VIE, it will also analyze whether the Company is the primary beneficiary of this entity and whether consolidation is required.

In evaluating whether it has a variable interest in the entity, the Company reviews the equity ownership and whether the Company absorbs risk created and distributed by the entity, as well as whether the fees charged to the entity are customary and commensurate with the level of effort required to provide services. Fees received by the Company are not variable interests if (i) the fees are compensation for services provided and are commensurate with the level of effort required to provide those services, (ii) the service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm's length and (iii) the Company's other economic interests in the VIE held directly and indirectly through its related parties, as well as economic interests held by related parties under common control, where applicable, would not absorb more than an insignificant amount of the entity's losses or receive more than an insignificant amount of the entity's benefits. Evaluation of these criteria requires judgment.

For entities determined to be VIEs, an evaluation is required to determine whether the Company is the primary beneficiary. The Company evaluates its economic interests in the entity specifically determining if the Company has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance ("the power") and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE ("the benefits"). When making the determination on whether the benefits received from an entity are significant, the Company considers the total economics of the entity, and analyzes whether the Company's share of the economics is significant. The Company utilizes qualitative factors, and, where applicable, quantitative factors, while performing the analysis.

VIEs for which the Company is the primary beneficiary have been included in the Company's consolidated financial statements. The portion of the consolidated subsidiaries owned by third parties and any related activity is eliminated through non-controlling interests in the Consolidated Balance Sheets and income (loss) attributable to non-controlling interests in the Consolidated Statements of Income.

For entities that are not determined to be VIEs, the Company analyzes whether it has control through a majority voting interest to determine if consolidation is required.

At each reporting date, the Company determines whether any reconsideration events have occurred that require it to revisit the primary beneficiary analysis and will consolidate or deconsolidate accordingly.

See Note 6 for additional disclosure on VIEs.

Accounting for Differing Fiscal Periods

The Partnerships primarily have a fiscal year end as of December 31, and the Company accounts for its investments in the Partnerships using a three-month lag due to the timing of financial information received from the investments held by the Partnerships. The Partnerships primarily invest in private equity funds, which generally require at least 90 days following the calendar year end to present audited financial statements. The Company records its share of capital contributions to and distributions from the Partnerships in investments in the Consolidated Balance Sheets during the three month lag period.

The results of our consolidated VIEs are reported on a three-month lag, due to the timing of the receipt of related financial statements. To the extent that the Company is aware of material events during the intervening period, the impact of the events would be disclosed in the Notes to the Consolidated Financial Statements.

The Company's revenue earned from Partnerships, including both management and advisory fee revenue and incentive fee revenue, is not accounted for on a lag.

To the extent that management is aware of material events that affect the Partnerships during the intervening period, the impact of the events would be disclosed in the Notes to Consolidated Financial Statements.

Foreign Currency

The Company and substantially all of its foreign subsidiaries utilize the U.S. dollar as their functional currency. The assets and liabilities of the Company's foreign subsidiaries with non-U.S. dollar functional currencies are translated at exchange rates prevailing at the end of each reporting period. The results of foreign operations are translated at the weighted average exchange rate for each reporting period. Translation adjustments are included in other comprehensive income (loss) within the consolidated financial statements until realized. Foreign currency transaction gains (losses) are included in general, administrative and other expenses in the Consolidated Statements of Income.

Cash, Cash Equivalents and Restricted Cash

Cash deposits in interest-bearing money market accounts and highly liquid investments, with an original maturity of three months or less, are classified as cash equivalents. Interest earned on cash and cash equivalents is recorded as interest income in the Consolidated Statements of Income.

Restricted cash at March 31, 2023 and 2022 was primarily cash held by the Company's foreign subsidiaries to meet applicable government regulatory capital requirements.

Investments Held in Trust by Consolidated Variable Interest Entities

Investments held in trust represented a money market fund of Hamilton Lane Alliance Holdings I, Inc. ("HLAH"), a special purpose acquisition company ("SPAC") that was previously consolidated, which was invested in U.S. Treasury securities purchased with funds raised through the IPO of the consolidated entity. Investments held in trust were classified as trading securities and were presented on the balance sheet at fair value at the end of the reporting period. Gains and losses resulting from the change in fair value of these securities were included in unrealized gains of consolidated variable interest entities on the Consolidated Statements of Income. The estimated fair values of investments held in the trust account were determined using quoted prices in an active market and therefore were classified in Level 1 of the fair value hierarchy, as described in "Fair Value of Financial Instruments" below.

Fees Receivable

Fees receivable are equal to contractual amounts reduced for allowances, if applicable. The Company considers fees receivable to be fully collectible; accordingly, no allowance for credit losses has been established as of March 31, 2023 or 2022.

Due from Related Parties

Due from related parties in the Consolidated Balance Sheets consists primarily of advances made on behalf of the Partnerships for the payment of certain operating costs and expenses for which the Company is subsequently reimbursed and refundable tax distributions made to members of HLA.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment consist primarily of leasehold improvements, office equipment, furniture and fixtures, and computer hardware and software and are recorded at cost, less accumulated depreciation. Depreciation is recognized in accordance with the straight-line method over the estimated useful lives as follows:

Computer hardware and software	3 -7 years
Furniture and fixtures	5 years
Office equipment	3 years

Leasehold improvements are capitalized and depreciated over the shorter of their useful life or the life of the lease. Expenditures for improvements that extend the useful life of an asset are capitalized. Expenditures for ordinary repairs and maintenance are expensed as incurred.

Leases

The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. The Company accounts for lease components and non-lease components as a single lease component. Lease right of use ("ROU") assets and lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. Lease ROU assets include initial direct costs incurred by the Company and are presented net of deferred rent and lease incentives. Generally, the Company's leases do not provide an implicit rate and as a result, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. Some leases have the option to extend for an additional term or terminate early. Where it is reasonably certain that the Company will exercise the option, the option has been included in the lease term and reflected in the ROU asset and liability. The Company does not recognize a lease ROU asset or lease liability for short-term leases, which have lease terms of 12 months or less. Lease expense for lease payments on operating leases is recognized on a straight-line basis over the lease term.

(In thousands, except share and per share amounts)

Intangibles and Goodwill

The Company's intangible assets consist of customer relationship assets identified as part of previous acquisitions and purchased software. Identifiable finite-lived intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 7 to 10 years. The Company does not hold any indefinite-lived intangible assets. Intangible assets are reviewed for impairment quarterly, or when events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has not recognized any impairment charges in any of the periods presented.

The carrying value of the intangible assets was $6,285 and $12,567, and is included in other assets in the Consolidated Balance Sheets as of March 31, 2023 and 2022, respectively. The accumulated amortization of intangibles was $6,666 and $5,668 as of March 31, 2023 and 2022, respectively. Amortization of intangible assets was $2,277, $2,503, and $1,403 for each of the years in the three-year period ended March 31, 2023, respectively, and is included in general, administrative and other expenses in the Consolidated Statements of Income. The estimated amortization expense for each of the next five fiscal years is $1,701, $1,701, $1,465, $1,154, and $264, respectively.

Goodwill of $9,566 and $9,566 as of March 31, 2023 and 2022, respectively, is included in other assets in the Consolidated Balance Sheets and was recorded in conjunction with previous acquisitions. Goodwill is reviewed for impairment at least annually utilizing a qualitative or quantitative approach, and more frequently if circumstances indicate impairment may have occurred. The impairment testing for goodwill under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of the Company's reporting unit is less than the respective carrying value. The reporting unit is the reporting level for testing the impairment of goodwill. If it is determined that it is more likely than not that a reporting unit's fair value is less than its carrying value or when the quantitative approach is used, a two-step quantitative assessment is performed to (a) calculate the fair value of the reporting unit and compare it to its carrying value, and (b) if the carrying value exceeds its fair value, to measure an impairment loss. The Company performed the annual impairment assessment as of December 31, 2022 noting that no goodwill impairment existed.

Equity Method Investments

Investments over which the Company is deemed to exert significant influence but not control are accounted for using the equity method of accounting. For investments accounted for under the equity method of accounting, the Company's share of income (losses) is included in equity in income of investees in the Consolidated Statements of Income. The Company's equity in income of investees is generally comprised of realized and unrealized gains from the underlying funds and portfolio companies held by the Partnerships. The carrying amounts of equity method investments are reflected in investments in the Consolidated Balance Sheets.

Fair Value of Financial Instruments

The Company utilizes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach, and cost approach). The levels of the hierarchy are described below:

- Level 1: Values are determined using quoted market prices for identical financial instruments in an active market.

- Level 2: Values are determined using quoted prices for similar financial instruments and valuation models whose inputs are observable.
- Level 3: Values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company uses these levels of hierarchy to measure the fair value of certain financial instruments on a recurring basis, such as for investments; on a non-recurring basis, such as for acquisitions and impairment testing; for disclosure purposes, such as for long-term debt; and for other applications, as discussed in their respective notes.

The carrying amount of cash and cash equivalents, fees receivable, and accounts payable approximate fair value due to the immediate or short-term maturity of these financial instruments.

Redeemable Non-Controlling Interest

Redeemable non-controlling interests represented the Class A shares issued by HLAH that were redeemable for cash by the public stockholders in the event of HLAH's failure to complete a business combination or tender offer. The redeemable non-controlling interests were initially recorded at their original issue price, net of issuance costs and the initial fair value of separately traded warrants. The carrying amount was accreted to its full redemption value at March 31, 2022.

Revenues

Management and advisory fees

The Company earns management fees from services provided to its specialized funds, customized separate accounts, and distribution management clients, and advisory fees from services provided to advisory clients where the Company does not have discretion over investment decisions. Revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to receive in exchange for those services. Specialized funds are structured as partnerships having multiple investors with a subsidiary of the Company serving as general partner or managing member. Customized separate accounts are generally contractual arrangements involving an investment management agreement between the Company and a single client. In some cases, a customized separate account will be structured as a partnership with a subsidiary of the Company serving as general partner or managing member. The Company determined that the partnership is generally considered to be the customer with respect to specialized funds, while the individual investor or single limited partner is the customer with respect to customized separate accounts and advisory clients.

Management fees generally exclude the reimbursement of any partnership expenses paid by the Company on behalf of its customers pursuant to its contracts, including amounts related to professional fees and other fund administrative expenses. For the professional and administrative services performed by third parties that the Company arranges for the partnerships, the Company concluded that the nature of its promise is to arrange for the services to be provided and it does not control the services provided by third parties before they are transferred to the customer. Therefore, the Company is acting as an agent. Accordingly, the reimbursement for these professional fees paid on behalf of the partnerships is generally presented on a net basis.

The Company also incurs certain costs, primarily employee travel, organization and syndication costs, for which it receives reimbursement from its customers in connection with satisfying these performance obligations. For reimbursable travel, organization and syndication costs, the Company concluded it controls the services provided by its employees and other parties and therefore is a principal. Accordingly, the Company records the reimbursement for these costs incurred on a gross basis as revenue in management and advisory fees and as expense in general, administrative and other expenses in the Consolidated Statements of Operations.

The Company considers its performance obligations in its customer contracts to be one of the following based upon the services promised: asset management services, arrangement of administrative services, distribution management services, or reporting services.

For asset management and arrangement of administrative services, the Company satisfies these performance obligations over time as the services are rendered and the customer simultaneously receives and consumes the benefits of the services as they are performed. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer. Management fees from these performance obligations for contracts where the Company has discretion over investment decisions are generally calculated by applying a percentage to unaffiliated committed capital or net invested capital under management and are usually billed quarterly. For many partnerships, fees are based on committed capital during the investment period and then net invested capital through the remainder of the partnership term. The management fee base is subject to factors outside the Company's control and therefore estimates of future period management fees are not included in the transaction price, as those estimates would be considered constrained. Advisory fees from these performance obligations for contracts where the Company does not have discretion over investment decisions are generally based upon fixed amounts and are usually billed quarterly.

For distribution management services, the Company satisfies these performance obligations at a point in time when shares are sold/liquidated and the proceeds are delivered and the customer receives and consumes the benefits of the services. Distribution management fees are generally calculated by applying a percentage to the amounts sold/liquidated and are billed at the completion of each transaction.

For reporting services, the Company satisfies these performance obligations over time as the services are rendered and the customer simultaneously receives and consumes the benefits of the services as they are performed. Reporting fees are generally calculated by applying a fixed rate multiplied by the number of funds monitored and are billed quarterly.

Incentive Fees

Contracts with certain customized separate accounts and specialized funds provide incentive fees, which generally range from 5% to 12.5% of profits, when investment returns exceed minimum return levels or other performance targets on either an annual or inception to date basis. Investment returns are highly susceptible to market factors and judgments and actions of third parties that are outside of the Company's control. Accordingly, incentive fees are considered variable consideration in asset management services and are therefore constrained and not recognized until it is probable that a significant reversal will not occur. The primary contingency regarding incentive fees is the "clawback," or the obligation to return distributions in excess of the amount prescribed by the applicable fund or separate account documents. Incentive fees are typically only required to be returned on a net of tax basis due to a clawback. As such, the tax-related portion of incentive fees is typically not subject to clawback and is therefore recognized as revenue immediately upon receipt. The Company estimates the amount and probability of additional future capital contributions to specialized funds and customized separate accounts, which could impact the probability of a significant reversal occurring. The additional future capital contributions relate to unfunded commitments or follow-on investment opportunities in underlying portfolio investments. Incentive fees received before the revenue recognition criteria have been met are deferred and recorded within deferred incentive fee revenue in the Consolidated Balance Sheets.

Fund reimbursement revenue

The Company incurs certain costs related to the organization and syndication of new Partnerships. These costs generally include professional fees, legal fees, and other related items. The Company expenses these costs as they are incurred. Once the Partnership is successfully formed and has held its first closing, the Company recognizes those costs as revenue in the Consolidated Statements of Income as the Partnership is then able to reimburse the Company for these costs.

Compensation and Benefits

Compensation and Benefits consists of (a) base compensation comprising salary, bonuses and benefits paid and payable to employees, (b) equity-based compensation associated with the grants of restricted stock awards to employees and (c) incentive fee compensation, which consists of carried interest and performance fee allocations as detailed below.

Equity-based awards issued are measured at fair value at the date of grant. The fair value of the restricted stock grant is based on the closing stock price on the trading day before the date of grant less the present value of expected future dividends. Expenses related to employee equity-based compensation are recorded evenly over the vesting period using the straight-line method. See Note 10 for more information regarding accounting for equity-based awards.

Incentive fee compensation expense includes compensation directly related to incentive fees. Certain employees of the Company are granted allocations or profit-sharing interests and are thereby, as a group, entitled to a 25% portion of the incentive fees earned by the Company from certain Partnerships and certain managed accounts subject to vesting. Amounts payable pursuant to these arrangements are recorded as compensation expense when they have become probable and reasonably estimable. Incentive fee compensation may be expensed before the related incentive fee revenue is recognized.

Non-Operating Income (loss)

Non-operating income (loss) consists primarily of gains recorded on sales of other assets, other investments, fair value adjustments on investments valued under the measurement alternative and adjustments to the payable to related parties pursuant to the tax receivable agreement.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Deferred income taxes are recognized for the expected future tax consequences attributable to temporary differences between the carrying amount of the existing tax assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The principal items giving rise to temporary differences are certain basis differences resulting from the acquisitions of HLA units. Realization of the deferred tax assets is primarily dependent upon (1) historic earnings, (2) forecasted taxable income, (3) future tax deductions of tax basis step-ups related to the IPO and subsequent unit exchanges, (4) future tax deductions related to payments under the tax receivable agreement, and (5) the Company's share of HLA's temporary differences that result in future tax deductions. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized.

HLA is organized as a limited liability company and treated as a "flow-through" entity for income taxes purposes. As a "flow-through" entity, HLA is not subject to income taxes apart from certain U.S. state and local taxes and foreign taxes attributable to its operations in foreign jurisdictions. Any taxable income or loss generated by HLA is passed through to and included in the taxable income or loss of its members, including HLI. As a result, the Company does not record income taxes on pre-tax income or loss attributable to the non-controlling interests in the general partnerships and HLA, except for certain U.S. state and local taxes and foreign taxes discussed above. HLI is subject to U.S. federal and applicable state corporate income taxes with respect to its allocable share of any taxable income of HLA.

The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. The Company evaluates tax positions taken or expected to be taken in the course of preparing an entity's tax returns to determine whether it is "more-likely-than-not" that each tax position will be sustained by the applicable tax authority.

Tax Receivable Agreement

The Company's purchase of HLA Class A units concurrent with its IPO and periodic exchanges by holders of HLA units for shares of the Company's Class A common stock, or cash, pursuant to the exchange agreement, result in increases in its share of the tax basis of the tangible and intangible assets of HLA, which will increase the tax depreciation and amortization deductions that otherwise would not have been available to HLI. These increases in tax basis and tax depreciation and amortization deductions reduce the amount of cash taxes that HLI would otherwise be required to pay in the future. HLI has entered into a tax receivable agreement ("TRA") with the other members of HLA (the "TRA Recipients") that requires it to pay them 85% of the amount of cash savings, if any, in U.S. federal, state, and local income tax that HLI actually realizes (or, under certain circumstances, is deemed to realize) as a result of the increases in tax basis in connection with exchanges by the TRA Recipients described above and certain other tax benefits attributable to payments under the TRA.

Segments

The Company operates its business in a single segment, which is how the chief operating decision maker (who is the chief executive officer) reviews financial performance and allocates resources. Accordingly, the Company considers itself to be in a single operating and reportable segment structure.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, restricted cash and fees receivable. The majority of the Company's cash, cash equivalents, and restricted cash are held with one major financial institution and expose the Company to a certain degree of credit risk. Substantially all cash amounts on deposit with major financial institutions exceed Federal Deposit Insurance Corporation insured limits. The concentration of credit risk with respect to fees receivable is generally limited due to the short payment terms extended to clients by the Company.

The Company derives revenues from clients located in the United States and other foreign countries.

(In thousands, except share and per share amounts)

The below table presents revenues by geographic location:

	Year Ended March 31,		
	2023	2022	2021
United States	$ 207,954	$ 178,250	$ 164,676
Other foreign countries	320,799	189,669	176,959
Total revenues[1]	$ 528,753	$ 367,919	$ 341,635

[1] Revenues are attributed to countries based on location of the client or investor.

Dividends and Distributions

Dividends and distributions are reflected in the consolidated financial statements when declared.

Reclassifications

Certain prior period amounts have been reclassified to conform with current period presentation.

3. Revenue

The following presents revenues disaggregated by product offering, which aligns with the identified performance obligations and the basis for calculating each amount:

	Year Ended March 31,		
Management and advisory fees	2023	2022	2021
Specialized funds	$ 196,268	$ 150,079	$ 148,023
Customized separate accounts	117,763	103,229	93,963
Advisory	24,785	24,972	26,439
Reporting and other	24,792	23,327	11,134
Distribution management	2,560	10,466	6,701
Fund reimbursement revenue	5,706	2,155	3,184
Total management and advisory fees	$ 371,874	$ 314,228	$ 289,444

	Year Ended March 31,		
Incentive fees	2023	2022	2021
Specialized funds	$ 118,212	$ 30,332	$ 13,241
Customized separate accounts	31,719	17,801	17,893
Consolidated variable interest related:			
Specialized funds	6,948	5,558	21,057
Total incentive fees	$ 156,879	$ 53,691	$ 52,191

The Company recognized incentive fee revenues of $3,704 during the year ended March 31, 2021 that were previously received and deferred.

(In thousands, except share and per share amounts)

4. Investments

Investments consist of the following:

	March 31, 2023	March 31, 2022
Equity method investments in Partnerships	$ 340,603	$ 326,296
Other equity method investments	—	1,573
Other investments	21,586	19,820
Investments valued under the measurement alternative	168,732	156,100
Total Investments	$ 530,921	$ 503,789

Investments of consolidated VIEs consist of the following:

	March 31, 2023	March 31, 2022
Equity method investments in Partnerships	$ 12,292	$ 10,036
Fair value investments	44,752	—
Total Investments of Consolidated VIEs	$ 57,044	$ 10,036

Equity method investments

The Company's equity method investments in Partnerships represent its ownership in certain specialized funds and customized separate accounts. The strategies and geographic location of investments within the Partnerships vary by fund. The Company has a 1% interest in substantially all of the Partnerships.

During the year ended March 31, 2023, the Company sold its ownership interests in its joint venture, Private Markets Connect, for $10,000 and recognized a gain of $9,783, which is recorded in non-operating (loss) income in the Consolidated Statements of Income. Immediately preceding the sale, the Company received a distribution from the joint venture of $1,406, which was treated as a return of capital.

The Company's equity method investments in Partnerships consist of the following types:

	March 31, 2023	March 31, 2022
Primary funds	$ 95,477	$ 88,089
Secondary funds	50,022	50,070
Direct investment funds	83,963	80,601
Customized separate accounts	111,141	107,536
Total equity method investments in Partnerships	$ 340,603	$ 326,296

The Company evaluates each of its equity method investments to determine if any were significant pursuant to the requirements of Regulation S-X. As of and for the years ended March 31, 2023 and 2022, no individual equity method investment held by the Company met the significance criteria, and, as a result, the Company is not required to present separate financial statements for any of its equity method investments.

(In thousands, except share and per share amounts)

The summarized financial information of the Company's equity method investments in Partnerships is as follows:

	March 31,	
	2023	2022
Assets		
Investments	$ 33,672,215	$ 31,256,185
Other assets	842,994	1,135,980
Total assets	$ 34,515,209	$ 32,392,165
Liabilities and Partners' Capital		
Debt	$ 87,451	$ 43,328
Other liabilities	235,080	117,907
Total liabilities	322,531	161,235
Partners' capital	34,192,678	32,230,930
Total liabilities and partners' capital	$ 34,515,209	$ 32,392,165

	Year Ended March 31,		
	2023	2022	2021
Investment income	$ 362,176	$ 654,285	$ 389,571
Expenses	281,011	237,633	201,791
Net investment income	81,165	416,652	187,780
Net realized and unrealized gain	(509,389)	7,022,084	3,232,126
Net income	$ (428,224)	$ 7,438,736	$ 3,419,906

Other investments

The Company's other investments represent a publicly traded security and investments in private equity funds and direct credit and direct equity investments that are held as collateral for the Company's secured financing. The private equity fund investments can only be redeemed through distributions received from the liquidation of underlying investments of the fund, and the timing of distributions is currently indeterminable. The amortized cost of the assets held as collateral was $7,429 and $7,853 as of March 31, 2023 and 2022, respectively. The direct credit investments are debt securities classified as trading securities. The direct equity investments and private equity funds are measured at fair value with unrealized holding gains and losses included in earnings.

In May 2019, the Company transferred investments held as collateral to a Partnership that is a VIE of which the Company is the general partner but does not consolidate as the Company is not the primary beneficiary. Due to continuing involvement with these assets at the Partnership, the Company accounted for this transfer as a secured financing as it has not met the criteria in ASC 860, "Transfers and Servicing", to qualify as a sale and, therefore, has recorded a financial liability for the secured financing which is included in other liabilities in the Consolidated Balance Sheets.

The Company accounts for this financial liability at fair value under the fair value option. The primary reason for electing the fair value option is to mitigate volatility in earnings from using different measurement attributes. The significant input to the fair value of the secured financing is the fair value of the other investments delivered as collateral which are estimated using Level 3 inputs.

(In thousands, except share and per share amounts)

The Company recognized a gain of $1,434, $1,130, and $7,281 on other investments during the years ended March 31, 2023, 2022, and 2021, respectively, and recognized a loss of $1,434, $1,130, and $7,281 on the secured financing liability during the years ended March 31, 2023, 2022 and 2021, respectively. Gains and losses related to other investments and the secured financing liability are recorded in non-operating income (loss) in the Consolidated Statements of Income.

Investments valued under the measurement alternative

The Company's investments valued under the measurement alternative include equity securities in other proprietary investments for which the Company does not have significant influence and fair value is not readily determinable. ASC 321 requires equity securities to be recorded at cost and adjusted to fair value at each reporting period. However, the guidance allows for a measurement alternative, which is to record the investments at cost, less impairment, if any, and subsequently adjust for observable price changes of identical or similar investments of the same issuer.

The Company's equity investments that the company has elected to account for under the measurement alternative are presented below:

	Year Ended March 31,		
	2023	**2022**	**2021**
Carrying amount beginning of the year	$ 156,100	$ 109,822	$ 17,091
Adjustments related to equity investments			
Purchases	37,576	18,995	90,500
Sales / return of capital	—	(13,903)	(3,072)
Net unrealized (loss) gain[1]	(24,944)	47,189	5,303
Reclassifications[2]	—	(6,003)	—
Carrying amount, end of year	$ 168,732	$ 156,100	$ 109,822

(1) Net unrealized (loss) gain consists of fair value adjustments for observable price changes of identical or similar investments or impairments.
(2) Reclassifications relate to investments that no longer qualify for the measurement alternative or for which the Company elects to no longer apply the measurement alternative.

The following table summarizes the cumulative gross unrealized gains and cumulative gross unrealized losses related to our investments under the measurement alternative:

	As of March 31,		
	2023	**2022**	**2021**
Cumulative gross unrealized gains	$ 69,058	$ 50,713	$ 6,229
Cumulative gross unrealized losses	$ (43,289)	$ —	$ (987)

The Company performs qualitative impairment assessments at each quarter end on its investments recorded under the measurement alternative. As a result of this assessment as of December 31, 2022, the Company determined that a quantitative assessment was required to be performed for one of its investments given a significant decrease in earnings performance and overall economic and market conditions. The assessment indicated that the fair value was less than the carrying value at December 31, 2022. Prior to the impairment recorded, the carrying value of the investment was $74,189. The impairment amount was $43,289

Hamilton Lane Incorporated
Notes to Consolidated Financial Statements*(In thousands, except share and per share amounts)*

and is included in non-operating (loss) income in the Condensed Consolidated Statements of Income. The fair value was estimated using Level 3 inputs with the significant input as shown in Note 5.

5. Fair Value Measurement

The following tables summarize the Company's financial assets and financial liabilities recorded at fair value by fair value hierarchy level:

	As of March 31, 2023				
	Level 1	Level 2	Level 3	NAV [3]	Total
Financial assets:					
Other investments	$ 7,358	$ —	$ 14,228	$ —	$ 21,586
Consolidated VIEs					
Fair value investments	—	—	21,163	23,589	44,752
Total financial assets	$ 7,358	$ —	$ 35,391	$ 23,589	$ 66,338
Financial liabilities:					
Secured financing[1]	$ —	$ —	$ 14,228	$ —	$ 14,228
Total financial liabilities	$ —	$ —	$ 14,228	$ —	$ 14,228

	As of March 31, 2022				
	Level 1	Level 2	Level 3	NAV [3]	Total
Financial assets:					
Other investments	$ 6,002	$ —	$ 13,818	$ —	$ 19,820
Investments held in trust	276,016	—	—	—	276,016
Total financial assets	$ 282,018	$ —	$ 13,818	$ —	$ 295,836
Financial liabilities:					
Warrant liability[2]	$ 2,484	$ 399	$ —	$ —	$ 2,883
Secured financing[1]	—	—	13,818	—	13,818
Total financial liabilities	$ 2,484	$ 399	$ 13,818	$ —	$ 16,701

(1) Secured financing is recorded within other liabilities in the Consolidated Balance Sheets.
(2) Warrant liability is recorded within other liabilities of consolidated variable interests in the Consolidated Balance Sheets.
(3) Investments are recorded at estimated fair value based upon the net asset value of the fund utilizing the practical expedient under ASC 820, "Fair Value Measurement." The fair value amounts presented in this column are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 4.

(In thousands, except share and per share amounts)

The following is a reconciliation of other investments for which significant unobservable inputs (Level 3) were used in determining value:

	Private equity funds	Direct credit investments	Direct equity investments	Publicly traded equity security	Total other investments
Balance as of March 31, 2021	$ 6,254	$ 985	$ 6,059	$ —	$ 13,298
Contributions	244	—	28	—	272
Distributions	(680)	(202)	—	—	(882)
Net gain (loss)	1,206	(9)	(67)	(165)	965
Transfer in	—	—	—	6,455	6,455
Transfer out	—	—	—	(6,290)	(6,290)
Balance as of March 31, 2022	$ 7,024	$ 774	$ 6,020	$ —	$ 13,818
Contributions	284	—	—	—	284
Distributions	(1,283)	(25)	—	—	(1,308)
Net gain	639	41	754	—	1,434
Balance as of March 31, 2023	$ 6,664	$ 790	$ 6,774	$ —	$ 14,228

The following is a reconciliation of investments held by our consolidated VIEs for which significant unobservable inputs (Level 3) were used in determining value:

	Direct credit investments
Balance as of March 31, 2022	$ —
Contributions	21,275
Distributions	(23)
Net loss	(89)
Balance as of March 31, 2023	$ 21,163

The valuation methodologies, significant unobservable inputs, range of inputs and the weighted average input determined based upon relative fair value of the investments used in recurring Level 3 fair value measurements of assets were as follows:

	March 31, 2023				
	Fair Value	Valuation Methodology	Significant Unobservable Inputs	Range	Weighted Average
Private equity funds	$ 6,664	Adjusted net asset value	Selected market return	4.9% - 10.4%	9.1%
Direct credit investments	$ 790	Discounted cash flow	Market yield	12.4% - 12.4%	12.4%
Direct equity investments	$ 6,774	Market approach	EBITDA multiple	8.25x - 14.5x	11.77x
		Market approach	Equity multiple	1.7x	1.7x
Investments of consolidated VIE					
Direct credit investments	$ 21,163	Recent precedent transactions			

(In thousands, except share and per share amounts)

	March 31, 2022				
	Fair Value	Valuation Methodology	Significant Unobservable Inputs	Range	Weighted Average
Private equity funds	$ 7,024	Adjusted net asset value	Selected market return	(0.6)% - (1.3)%	(1.1)%
Direct credit investments	$ 774	Discounted cash flow	Market yield	11.7% - 11.7%	11.7%
Direct equity investments	$ 6,020	Market approach	EBITDA multiple	8.00x - 14.00x	10.67x
		Market approach	Equity multiple	1.57x	1.57x

The valuation methodologies, significant unobservable inputs, range of inputs and the weighted average input determined based upon relative fair value of the investments used in non-recurring Level 3 fair value measurements of financial assets were as follows, as of December 31, 2022:

	Fair Value	Valuation Methodology	Significant Unobservable Inputs	Range	Weighted Average
Investment valued under the measurement alternative	$ 30,900	Market approach	Revenue Multiple	3.50x	3.50x

For the significant unobservable inputs listed in the table above, (1) a significant increase or decrease in the selected market return would result in a significantly higher or lower fair value measurement, respectively; (2) a significant increase or decrease in the market yield would result in a significantly lower or higher fair value measurement, respectively; and (3) a significant increase or decrease in the selected multiple would result in a significantly higher or lower fair value measurement, respectively.

6. Variable Interest Entities

The Company consolidates certain VIEs for which it is determined that the Company is the primary beneficiary as described in Note 2.

Consolidated Variable Interest Entities

The Company consolidates general partner entities of certain Partnerships and a fund in which it is currently the primary beneficiary, which are not wholly-owned by the Company. The assets of the consolidated general partner VIEs represent equity method-investments in direct investment funds and customized separate accounts and the assets of the consolidated fund represent cash and direct credit investments. The assets may only be used to settle obligations of the respective consolidated VIEs, if any. In addition, there is no recourse to the Company for the consolidated VIEs' liabilities, except for certain entities in which there could be a clawback of previously distributed carried interest.

(In thousands, except share and per share amounts)

The Company previously sponsored and consolidated Hamilton Lane Alliance Holdings I, Inc. ("HLAH") through HL Alliance Holdings Sponsor LLC, an indirect wholly-owned subsidiary of the Company. On January 15, 2021, HLAH completed an IPO raising total gross proceeds of $276,000, which were placed in a trust and could only be utilized for funding a business combination or the redemption of Class A shares of HLAH. In a private placement concurrent with the IPO, HLAH sold warrants to HL Alliance Holdings Sponsor LLC for gross proceeds of $7,520, which were used by HLAH to pay the offering costs and also to provide working capital. On December 15, 2022, HLAH was liquidated, as it was determined that HLAH would be unable to consummate an initial business combination within the time period required by its governing documents. In connection with the liquidation, HLAH redeemed all of the outstanding shares of Class A common stock, cancelled all of the outstanding public and private warrants and settled all other outstanding liabilities.

Nonconsolidated Variable Interest Entities

The Company holds variable interests in certain Partnerships that are VIEs, which are not consolidated, as it is determined that the Company is not the primary beneficiary. Such Partnerships are considered VIEs because limited partners lack the ability to remove the general partner or dissolve the entity without cause, by simple majority vote (i.e., have substantive "kick out" or "liquidation" rights). The Company's involvement with such entities is in the form of direct equity interests in, and fee arrangements with, the Partnerships in which it also serves as the general partner or managing member. In the Company's role as general partner or managing member, it generally considers itself the sponsor of the applicable Partnership and makes all investment and operating decisions. As of March 31, 2023, the total remaining unfunded commitments from the Company's general partner entities to the unconsolidated VIEs was $136,097. Investor commitments are the primary source of financing for the unconsolidated VIEs.

The maximum exposure to loss represents the potential loss of assets recognized by the Company relating to these unconsolidated entities. The Company believes that its maximum exposure to loss is limited because it establishes separate limited liability or limited partnership entities to serve as the general partner or managing member of the Partnerships.

The carrying amount of assets and liabilities recognized in the Consolidated Balance Sheets related to the Company's interests in these non-consolidated VIEs and the Company's maximum exposure to loss relating to non-consolidated VIEs were as follows:

	March 31,	
	2023	2022
Investments	$ 199,858	$ 191,378
Fees receivable	15,829	9,754
Due from related parties	1,960	778
Total VIE assets	217,647	201,910
Non-controlling interests	(1,665)	(1,873)
Maximum exposure to loss	$ 215,982	$ 200,037

(In thousands, except share and per share amounts)

7. Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment consist of the following:

	March 31, 2023	March 31, 2022
Computer hardware and software	$ 9,764	$ 7,788
Furniture and fixtures	4,244	3,975
Leasehold improvements	23,261	21,975
Office equipment	3,367	2,346
	40,636	36,084
Less: accumulated depreciation	12,211	7,242
Furniture, fixtures, and equipment, net	$ 28,425	$ 28,842

Depreciation expense was $5,165, $2,992 and $2,731 for the years ended March 31, 2023, 2022 and 2021, respectively, and is included in general, administrative and other expenses in the Consolidated Statements of Income.

8. Debt

The Company's debt consisted of the following:

	As of March 31,					
	2023			2022		
	Principal Outstanding	Carrying Value	Interest Rate	Principal Outstanding	Carrying Value	Interest Rate
Term Loan	$ 99,375	$ 98,969	6.75 %	$ 71,754	$ 71,574	2.25 %
2020 Multi-Draw Facility	100,000	99,564	3.50 %	100,000	99,752	3.50 %
Revolver	15,000	15,000	6.50 %	—	—	2.25 %
Total Debt	$ 214,375	$ 213,533		$ 171,754	$ 171,326	

In October 2022, the Company modified its existing credit agreements. The modifications took the form of a new 2022 Multi-Draw Term Loan and Security Agreement (the "2022 Multi-Draw Term Loan Agreement"), as well as amendments to the existing Revolving Loan and Security Agreement (the "Revolving Loan Agreement"), Term Loan and Security Agreement (the "Term Loan Agreement") and 2020 Multi-Draw Term Loan and Security Agreement (the "2020 Multi-Draw Term Loan Agreement", and together with the 2022 Multi-Draw Term Loan Agreement, the Revolving Loan Agreement and the Term Loan Agreement, the "Loan Agreements"). The modifications extended the maturity dates of the Loan Agreements, increased the principal outstanding under the Term Loan Agreement to $100,000 and added borrowing capacity across the Loan Agreements, subject to an overall cap of $325,000 of loan principal outstanding. The obligations under the Loan Agreements are secured by substantially all of HLA's personal property assets, subject to certain excluded assets. The Loan Agreements contain financial and operational covenants, events of default and remedies that the Company believes to be customary.

The Term Loan Agreement has a maturity date of January 1, 2030, and the Company is entitled to request additional uncommitted term advances not to exceed $25 million in the aggregate through December 31, 2023, subject to the overall cap described above. The Revolving Loan Agreement has a $50,000 borrowing capacity, a maturity date of March 24, 2025, and the interest rate is a floating per annum rate equal to the

(In thousands, except share and per share amounts)

prime rate minus 1.50% subject to a floor of 2.25%. The 2020 Multi-Draw Term Loan Agreement provides for a term loan in the aggregate principal amount of $100,000 that the Company has fully drawn down. Borrowings accrue interest at a fixed per annum rate of 3.50% and matures on July 1, 2030. The 2022 Multi-Draw Term Loan Agreement provides for a term loan in the aggregate principal amount of $75,000. Borrowings accrue interest at a fixed per annum rate equal to the prime rate minus 1.50% subject to a floor of 3.00% and matures on October 1, 2029. As of March 31, 2023, the Company had no borrowings outstanding under the 2022 Multi-Draw Term Loan Agreement.

The Loan Agreements contain covenants that, among other things, limit HLA's ability to incur indebtedness, transfer or dispose of assets, merge with other companies, create, incur or allow liens, make investments, pay dividends or make distributions, engage in transactions with affiliates and take certain actions with respect to management fees. They also require HLA to maintain, among other requirements, (i) a specified amount of management fees, (ii) a specified amount of adjusted EBITDA, as defined therein, and (iii) a specified minimum tangible net worth, during the term of each of the Loan Agreements.

The aggregate minimum principal payments on the Company's outstanding debt are due as follows:

For the fiscal year ending March 31,		
2024	$	17,500
2025		2,500
2026		7,500
2027		16,875
2028		27,500
Thereafter		142,500
Total	$	214,375

The carrying value of the Company's outstanding debt as of March 31, 2023 and March 31, 2022 approximated fair value except for amounts owed pursuant to the 2020 Multi-Draw Term Loan Agreement, which had an estimated fair value of $88,136 and $95,226 as of March 31, 2023 and 2022, respectively. The estimated fair value of debt is based on then-current market rates for similar debt instruments and is classified as Level 2 within the fair value hierarchy.

9. Equity

The Company has two classes of common stock outstanding, Class A common stock and Class B common stock.

Class A common stock

Holders of Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Additionally, holders of shares of Class A common stock are entitled to receive dividends when and if declared by the Board of Directors, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

(In thousands, except share and per share amounts)

Class B common stock

Holders of Class B common stock are entitled to ten votes for each share held of record on all matters submitted to a vote of stockholders, but have *de minimis* economic rights. Holders of Class B units of HLA hold shares of Class B common stock at a one-to-one ratio. Shares of Class B common stock (together with the corresponding Class B units) may be exchanged for shares of Class A common stock on a one-to-one basis, or, at the Company's election, for cash in an amount equal to the net proceeds from the sale of shares of Class A common stock equal to the number of shares of Class B common stock being exchanged, subject to certain restrictions.

Shares of Common Stock Outstanding

The following table shows a rollforward of our common stock outstanding:

	Class A	Class B
March 31, 2020	29,842,784	22,049,727
Shares issued (repurchased) in connection with offerings	6,415,760	(5,309,881)
Shares issued in connection with ESPP	23,130	—
Shares repurchased for employee tax withholdings	(69,962)	—
Forfeitures	(1,917)	—
Restricted stock granted	80,388	—
March 31, 2021	36,290,183	16,739,846
Shares issued (repurchased) in connection with offering	877,400	(695,505)
Shares issued in connection with ESPP	24,931	—
Shares repurchased for employee tax withholdings	(43,934)	—
Forfeitures	(7,420)	(10,982)
Restricted stock granted	139,537	—
March 31, 2022	37,280,697	16,033,359
Shares issued (repurchased) in connection with offering	586,737	(539,237)
Shares issued in connection with ESPP	34,655	—
Shares repurchased for employee tax withholdings	(37,372)	—
Forfeitures	(9,295)	(84,615)
Restricted stock granted	756,497	—
March 31, 2023	38,611,919	15,409,507

Income and equity allocations to non-controlling interests are based upon the relative ownership percentage of the consolidated VIE held by non-controlling owners. The reallocation adjustment between HLI stockholders' equity and non-controlling interests in Hamilton Lane Advisors, L.L.C. relates to the impact of changes in economic ownership percentages during the period and adjusting previously recorded equity transactions to the economic ownership percentage as of the end of each reporting period.

HLA Operating Agreement

In accordance with the limited liability company agreement of HLA (the "HLA Operating Agreement"), profits and losses from HLA are allocated on a pro rata basis based upon each member's economic interests. The HLA Operating Agreement provides that distributions are made on a pro rata basis to pay income taxes owed by the members on their share of HLA's taxable income. In addition to these tax distributions, HLA

(In thousands, except share and per share amounts)

made distributions in excess of required tax distributions to members in an aggregate amount of $39,733, $36,979, and $34,167 for the years ended March 31, 2023, 2022, and 2021, respectively.

March 2023 Offering

In March 2023, the Company and a selling stockholder completed a registered offering of an aggregate of 671,737 shares of Class A common stock at a price to the underwriter of $76.41 per share (the "March 2023 Offering"). The shares sold consisted of 100,000 shares held by the selling stockholder and 571,737 shares newly issued by the Company. The Company received $43,686 in net proceeds from the sale of its shares and used all of the proceeds to settle exchanges by certain members of HLA of a total of 539,237 Class B units and 32,500 Class C units. In connection with the exchange of the Class B units, the Company also repurchased for par value and canceled a corresponding number of shares of Class B common stock. The Company did not receive any proceeds from the sale of shares by the selling stockholder.

September 2021 Offering

In September 2021, the Company and certain selling stockholders completed a registered offering of an aggregate of 950,751 shares of Class A common stock at a price to the underwriter of $84.15 per share. The shares sold consisted of 73,351 shares held by the selling stockholders and 877,400 shares newly issued by the Company. The Company received $73,833 in net proceeds from the sale of its shares and used all of the proceeds to settle exchanges by certain members of HLA of a total of 695,505 Class B units and 181,895 Class C units. In connection with the exchange of the Class B units, the Company also repurchased for par value and canceled a corresponding number of shares of Class B common stock. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

March 2021 Offering

In March 2021, the Company and certain selling stockholders completed a registered offering of an aggregate of 1,453,110 shares of Class A common stock at a price of $87.36 per share. The shares sold consisted of 94,245 shares held by the selling stockholders and 1,358,865 shares newly issued by the Company. The Company received approximately $118,710 in net proceeds from the sale of its shares and used all of the proceeds to settle exchanges by certain members of HLA of a total of 1,101,365 Class B units and 257,500 Class C units. In connection with the exchange of the Class B units, the Company also repurchased for par value and canceled a corresponding number of shares of Class B common stock. The Company did not receive any proceeds from the sale of shares by the selling stockholders.

10. Equity Based Compensation

2017 Equity Incentive Plan

The Company has adopted its 2017 Equity Incentive Plan, as amended (the "Plan"), which permits the issuance of up to 5,000,000 shares of Class A common stock, which may be granted as incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance stock, restricted stock units or performance stock units. Awards under the Plan generally vest over four years, with options expiring not more than ten years from the date of grant, three months after termination of employment or one year after the date of death or termination due to disability of the grantee. As of March 31, 2023, there were 2,454,877 shares of Class A common stock available to grant under the Plan. Pursuant to the terms of the Plan, awards may not be granted after February 28, 2027.

(In thousands, except share and per share amounts)

Restricted Stock

Holders of restricted stock have all of the rights of a stockholder with respect to such shares, including the right to vote the shares but not the right to receive dividends or other distributions. Substantially all of the awards vest over four years in equal annual installments. On each vesting date, the related employee tax liabilities are either paid in cash by the employee or stock is sold back to the Company at the then-current fair value to offset the required minimum tax withholding obligations. Forfeitures are recognized as they occur. Compensation expense related to the awards is recognized ratably each month over the vesting period.

The change in unvested restricted stock for the year ended March 31, 2023 is as follows:

	Total Unvested	Weighted-Average Grant-Date Fair Value of Award
March 31, 2022	281,307	$ 67.50
Granted	228,215	61.36
Vested	(122,559)	61.34
Forfeited	(9,295)	70.95
March 31, 2023	377,668	$ 65.70

The weighted-average grant-date fair value per share of restricted stock awarded during the years ended March 31, 2023, 2022 and 2021 was $61.36, $73.20, and $82.97, respectively. The total fair value of restricted stock that vested during the years ended March 31, 2023, 2022 and 2021 was $8,029, $10,923, and $19,961, respectively. As of March 31, 2023, total unrecognized compensation expense related to restricted stock was $23,691 with a weighted-average amortization period of 3.2 years.

The total tax (expense) benefit recognized from share-based compensation for the years ended March 31, 2023, 2022 and 2021 was $(115), $522 and $1,528, respectively.

Performance Awards

In September 2022, the Company granted performance stock awards to certain employees that are subject to both a market-based vesting and a service-based vesting condition ("Performance Awards"). The Performance Awards will vest based upon (i) the market price of HLI Class A common stock achieving certain price thresholds from $150 per share to $230 per share and (ii) continued employment through the date the price target is met (with a minimum of five years of service required after the grant date for vesting). If the price target is met prior to the fifth anniversary of the grant date, the vesting date will be the fifth anniversary of the grant date. Holders of the Performance Awards do not participate in dividends until such awards have met both their market-based and service-based vesting requirements.

Due to the existence of the service requirement, the vesting period for these awards will vary with each respective tranche as the employees must be employed with the Company on the date the market requirement is met with a minimum of five years of service required after the grant date for vesting. As such, compensation expense will be recognized ratably for each vesting tranche from the grant date to the end for the employee's service period. The fair value of the awards granted are based on a Monte-Carlo simulation valuation model.

(In thousands, except share and per share amounts)

A summary of Performance Award activity for the year ended March 31, 2023 is presented below:

	Total Unvested	Weighted-Average Grant-Date Fair Value of Award
March 31, 2022	—	$ —
Granted	528,282	$ 29.79
Vested	—	$ —
Forfeited	—	$ —
March 31, 2023	528,282	$ 29.79

Below is a summary of the grant date fair value based on the Monte Carlo simulation valuation model and the significant assumptions used to estimate the grant date fair value of the Performance Awards granted September 16, 2022:

Grant Date Fair Value	$ 29.79
Closing share price as of grant date	$ 69.67
Risk Free Rate	3.6%
Volatility	37.0%
Dividend Yield	2.3%

As of March 31, 2023, total estimated unrecognized expense related to the unvested Performance Awards was $14,039, and none of the Performance Awards had met their market price based vesting condition.

Employee Share Purchase Plan

On September 6, 2018, the Company's stockholders approved the Hamilton Lane Incorporated Employee Share Purchase Plan (as amended, the "ESPP"). The ESPP provides for a purchase price equal to 85% of the closing price of the Company's Class A common stock on the last trading day of each offering period, which begins the first day of each fiscal quarter and ends on the last day of that fiscal quarter. Our initial offering period started January 1, 2019. At inception, there were 1,000,000 shares available for purchase through the ESPP and 884,507 shares were available as of March 31, 2023. The benefit received by the employees, which is equal to a 15% discount on the shares of the Company's Class A common stock purchased, is recognized as equity-based compensation expense on the date of each purchase. During the years ended March 31, 2023, 2022 and 2021, the Company recorded expense of $342, $330 and $256, respectively, related to the ESPP.

11. Compensation and Benefits

The Company has recorded the following amounts related to compensation and benefits:

	Year Ended March 31,		
	2023	2022	2021
Base compensation and benefits	$ 149,318	$ 108,395	$ 116,371
Incentive fee compensation	39,144	13,366	12,869
Equity-based compensation	9,950	7,404	7,079
Total compensation and benefits	$ 198,412	$ 129,165	$ 136,319

(In thousands, except share and per share amounts)

The Company provides defined contribution plans covering eligible employees subject to minimum age and service guidelines. Eligible employees may contribute a percentage of their annual compensation subject to statutory guidelines.

The Company makes discretionary and/or matching contributions to the plans, which amounted to $2,709, $2,251, and $1,906 for the years ended March 31, 2023, 2022 and 2021, respectively, and is included in compensation and benefits expense in the Consolidated Statements of Income.

12. Income Tax

The Company's income before income taxes consisted of the following:

	Year Ended March 31,		
	2023	**2022**	**2021**
Domestic income before income taxes	$ 236,198	$ 309,918	$ 190,459
Foreign income before income taxes	6,412	3,758	2,743
Total income before income taxes	$ 242,610	$ 313,676	$ 193,202

Components of income tax expense consist of the following:

	Year Ended March 31,		
	2023	**2022**	**2021**
Current:			
Federal	$ 28,829	$ 36,206	$ 14,121
State and local	5,075	5,676	2,513
Foreign	1,068	597	756
Total current income tax expense	$ 34,972	$ 42,479	$ 17,390
Deferred:			
Federal	$ 15,073	$ 19,947	$ 7,245
State and local	4,694	3,893	(211)
Foreign	686	104	(7)
Total deferred income tax expense	20,453	23,944	7,027
Total income tax expense	$ 55,425	$ 66,423	$ 24,417

A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate is as follows:

	Year Ended March 31,		
	2023	**2022**	**2021**
Federal tax at statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal benefit	3.4 %	3.3 %	0.6 %
Non-controlling interest	(6.8)%	(6.8)%	(7.6)%
Valuation allowance	3.5 %	4.6 %	(1.0)%
Other	1.7 %	(0.9)%	(0.4)%
Effective tax rate	22.8 %	21.2 %	12.6 %

(In thousands, except share and per share amounts)

The significant components of deferred tax assets and liabilities are as follows:

	Year Ended March 31,	
	2023	**2022**
Deferred tax assets:		
Basis difference in HLA	$ 261,087	$ 260,766
Tax Receivable Agreement	49,659	49,979
Fixed assets	24	48
Net operating loss carryforwards	37	1,126
Valuation allowance	(77,207)	(67,578)
State taxes	313	717
Other	(1)	(12)
Total deferred tax assets	$ 233,912	$ 245,046

As of March 31, 2023 and 2022, the Company had net operating loss carryforwards of $169 and $4,817. These net operating losses can be carried forward indefinitely and the tax benefits are expected to be realized.

In connection with the March 2023 Offering and related unit exchanges, the Company recorded a deferred tax asset in the amount of $9,299, which is net of a valuation allowance of $1,942 related to the portion of tax benefits that it is more likely than not will not be realized. Additionally, in connection with recording the deferred tax asset for the March 2023 Offering and related unit exchanges, the Company recorded a payable to related parties pursuant to the tax receivable agreement of $7,761.

The Company believes it is more likely than not that the deferred tax assets (except those identified above) will be realized based on the Company's historic earnings, forecasted income, and the reversal of temporary differences. The net change in the valuation allowance was an increase of $9,629, which was recorded through additional paid-in-capital and income tax expense.

As of March 31, 2023, 2022, and 2021, the Company had no unrecognized tax positions. The Company does not expect any material increase or decrease in its gross unrecognized tax positions during the next twelve months. If and when the Company does record unrecognized tax positions in the future, any interest and penalties related to unrecognized tax positions will be recorded in the income tax expense line in the Consolidated Statements of Income.

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by federal and certain state and local tax authorities. As of March 31, 2023, the Company's income tax returns from 2019 remain open and are subject to examination.

Tax Receivable Agreement

The Company has recorded a liability related to the tax receivable agreement of $174,702 and $180,536 as of March 31, 2023 and 2022, respectively. Payments of $10,345 and $23,170 were made during the years ended March 31, 2023 and 2022, respectively. In the event that the valuation allowance related to tax benefits associated with the tax receivable agreement is released in a future period, an additional estimated payable will be due to the TRA Recipients of $15,703.

(In thousands, except share and per share amounts)

13. Earnings per Share

Basic earnings per share of Class A common stock is computed by dividing net income attributable to HLI by the weighted-average number of shares of Class A common stock outstanding. Diluted earnings per share of Class A common stock is computed by dividing net income attributable to HLI by the weighted-average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities.

Shares of the Company's Class B common stock do not share in the earnings or losses attributable to HLI and therefore are not participating securities. As a result, a separate presentation of basic and diluted earnings per share of Class B common stock under the two-class method has not been included. Shares of the Company's Class B common stock are, however, considered potentially dilutive to the Class A common stock because each share of Class B common stock, together with a corresponding Class B unit, is exchangeable for a share of Class A common stock on a one-for-one basis.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings per share of Class A common stock:

	Year Ended March 31,		
	2023	**2022**	**2021**
Basic net income per share:			
Numerator			
Net income attributable to HLI	$ 109,120	$ 145,986	$ 98,022
Less: Impact of changes in carrying amount of redeemable non-controlling interests	3,808	951	(4,637)
Net income attributable to Class A common stockholders - basic	$ 112,928	$ 146,937	$ 93,385
Denominator			
Weighted-average shares of Class A common stock outstanding - basic	37,059,654	36,511,507	33,152,318
Basic earnings per share	$ 3.05	$ 4.02	$ 2.82
Diluted earnings per share:			
Numerator			
Net income attributable to Class A common stockholders - basic	$ 112,928	$ 146,937	$ 93,385
Adjustment to net income:			
Assumed vesting of employee awards	2	121	229
Assumed conversion of Class B and Class C Units	48,813	66,666	—
Net income attributable to Class A common stockholders - diluted	$ 161,743	$ 213,724	$ 93,614
Denominator			
Weighted-average shares of Class A common stock outstanding - basic	37,059,654	36,511,507	33,152,318
Weighted-average effect of dilutive securities:			
Assumed vesting of employee awards	1,773	97,531	210,047
Assumed conversion of Class B and Class C Units	16,637,254	17,065,255	—
Weighted-average shares of Class A common stock outstanding - diluted	53,698,681	53,674,293	33,362,365
Diluted earnings per share	$ 3.01	$ 3.98	$ 2.81

The adjustments to net income for dilutive securities are based upon the additional income that would be allocated to HLI for the change in its ownership percentage due to the dilutive securities and adjusted for the incremental income tax expense related to the additional allocated income. Net income (loss) recorded by HLI

(In thousands, except share and per share amounts)

on a standalone basis will determine if the Class B and Class C units are dilutive or antidilutive in each respective period.

The calculations of diluted earnings per share excludes the following:

	Year Ended March 31,		
	2023	**2022**	**2021**
Outstanding Class B and C units of HLA	—	—	17,553,234
Performance Awards	528,282	—	—

14. Related-Party Transactions

The Company considers its employees, directors, and equity method investments to be related parties.

Revenue and Receivables

The Company has investment management agreements with various specialized funds and customized separate accounts that it manages. The Company earned management and advisory fees from Partnerships of $270,710, $209,977, and $199,422 for the years ended March 31, 2023, 2022 and 2021, respectively. The Company earned incentive fees from Partnerships of $154,578, $43,742, and $47,962 for the years ended March 31, 2023, 2022 and 2021, respectively.

Fees receivable from the Partnerships were $31,684 and $27,728 as of March 31, 2023 and 2022, respectively, and are included in fees receivable in the Consolidated Balance Sheets.

15. Supplemental Cash Flow Information

	Year Ended March 31,		
	2023	**2022**	**2021**
Non-cash operating activities:			
Cash paid during the year for interest	$ 8,467	$ 4,591	$ 1,986
Cash paid during the year for income taxes	$ 50,880	$ 33,682	$ 6,331
Establishment of lease liability in exchange for ROU asset	$ 2,346	$ 7,950	$ 61,725
Non-cash investing activities:			
Conversion of note receivable	$ 550	$ —	$ —
Establishment of receivable for intangible assets sold	$ 6,776	$ —	$ —
Non-cash financing activities:			
Establishment of net deferred tax assets related to tax receivable agreement	$ 9,299	$ 16,996	$ 121,065
Deferred underwriter fees related to consolidated entity	$ —	$ —	$ 9,660
Dividends declared but not paid	$ 15,049	$ 12,947	$ 11,201
Members' distributions declared but not paid	$ 15,723	$ 27,119	$ 16,877

(In thousands, except share and per share amounts)

16. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may be subject to various legal, regulatory, and/or administrative proceedings from time to time. Although there can be no assurance of the outcome of such proceedings, in the opinion of management, the Company does not believe it is probable that any pending or, to its knowledge, threatened legal proceeding or claim would individually or in the aggregate materially affect its consolidated financial statements.

Incentive Fees

The Partnerships have allocated carried interest, which has not yet been received or recognized, in the amounts of $1,022,250 and $1,191,066 at March 31, 2023 and 2022, respectively.

If the Company ultimately receives the unrecognized carried interest, a total of $255,562 and $297,766 as of March 31, 2023 and 2022, respectively, would be potentially payable to certain employees and third parties pursuant to compensation arrangements related to the carried interest profit-sharing plans. Such amounts have not been recorded in the Consolidated Balance Sheets or Consolidated Statements of Income as this liability is not yet probable.

Leases

The Company's leases consist primarily of operating leases for office space and office equipment in various locations around the world, which have remaining lease terms of one year to 16 years. Some leases have the option to extend for an additional term or terminate early. Short-term lease costs are not material.

The following table shows lease costs and other supplemental information related to the Company's operating leases:

	Year Ended March 31,		
	2023	2022	2021
Operating lease costs	$ 7,943	$ 9,675	$ 5,216
Variable lease costs	$ 1,475	$ 1,196	$ 863
Cash paid for amounts included in the measurement of operating lease liabilities	$ 8,302	$ 6,734	$ 7,352
Weighted average remaining lease term (in years)	13.8	14.6	15.4
Weighted average discount rate	3.3%	3.2%	3.4%

(In thousands, except share and per share amounts)

As of March 31, 2023, the maturities of operating lease liabilities were as follows:

For the fiscal year ending March 31,	
2024	$ 7,770
2025	7,390
2026	6,799
2027	6,804
2028	6,444
Thereafter	63,967
Total lease payments	$ 99,174
Less: imputed interest	(20,357)
Total operating lease liabilities	$ 78,817

Commitments

The Company serves as the investment manager of the Partnerships. The general partner or managing member of each Partnership is generally a separate subsidiary of the Company and has agreed to invest funds on the same basis as the limited partners in most instances. The aggregate unfunded commitment of the general partners to the Partnerships was $211,556 and $186,164 as of March 31, 2023 and 2022, respectively.

The Company has an unrealized net gain on its investments valued under the measurement alternative of $31,157 as of March 31, 2023, of which up to 15% may be paid as a discretionary bonus as those gains are realized.

The Company offers an Employee Investment Program ("EIP") through which certain employees are able to invest directly into certain company managed funds as individual limited partners ("LP"). The employees also have an option to enter into a loan agreement with a third-party lender to fund committed capital. The loan is collateralized by the underlying LP interest in the fund and return of capital distributions are utilized to pay the outstanding loan balance. The Company entered into a separate agreement with the third-party lender to backstop the employee's performance under the loan with a commitment to purchase the LP interest from the lender at the greater of fair value or the outstanding balance of the loan in the event of a default by the employee. As of March 31, 2023, the total amount of outstanding loans under the EIP was $693, and the Company believes the risk of default by an employee to be remote.

17. Acquisitions

On April 1, 2021, the Company acquired substantially all the assets of 361 Capital, LLC for a total aggregate cash amount of $13,096, of which $10,096 was paid on the closing date of the acquisition. The remaining $3,000 was paid in two equal installments on the first and second anniversaries of the closing. The first anniversary payment of $1,500 was paid during the year ended March 31, 2023 and the final anniversary payment was made after the period. The purchase price based upon the fair value of consideration transferred at the date of acquisition is $12,946. The Company recorded $7,145 of definite lived intangible assets related primarily to the acquired investment management contracts, which will be amortized over seven years, and $5,623 of goodwill, which are both recorded in other assets in the Consolidated Balance Sheets. The remaining assets acquired and liabilities assumed are not material to the consolidated financial statements.

In December 2022, the Company finalized the transfer of the acquired investment management contracts to a third party for an agreed upon percentage of the respective funds' management fees over two calendar years. The Company recognized a gain of $2,771 on the sale of the investment management contracts that is

recorded in non-operating (loss) income in the Consolidated Statements of Income for the year ended March 31, 2023.

18. Subsequent Event

On May 25, 2023, the Company declared a quarterly dividend of $0.445 per share of Class A common stock to record holders at the close of business on June 15, 2023. The payment date will be July 7, 2023.

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Exchange Act Rule 13a-15(e)) as of March 31, 2023. Our disclosure controls and procedures are intended to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at March 31, 2023.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of March 31, 2023, based on the criteria described in the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young LLP, an independent registered public accounting firm, has issued an unqualified attestation report on the effectiveness of our internal control over financial reporting as of March 31, 2023, which is included in Part II, Item 8 of this Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the quarter ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III
Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, under the headings "Election of Directors", "Executive Officers", "Corporate Governance" and "Delinquent Section 16(a) Reports", if any. Accordingly, we have omitted the information from this Item pursuant to General Instruction G(3) of Form 10-K.

Item 11. Executive Compensation

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, under the headings "Corporate Governance", "Executive Compensation" and "Director Compensation". Accordingly, we have omitted the information from this Item pursuant to General Instruction G(3) of Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, under the headings "Ownership of Common Stock" and "Equity Compensation Plan Information". Accordingly, we have omitted the information from this Item pursuant to General Instruction G(3) of Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, under the headings "Certain Relationships and Related-Party and Other Transactions" and "Corporate Governance". Accordingly, we have omitted the information from this Item pursuant to General Instruction G(3) of Form 10-K.

Item 14. Principal Accountant Fees and Services

The information required by this Item is incorporated by reference to, and will be contained in, our definitive proxy statement, under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm". Accordingly, we have omitted the information from this Item pursuant to General Instruction G(3) of Form 10-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this Form 10-K:

1. All financial statements. See Index to Consolidated Financial Statements in Part II, Item 8 of this Form 10-K.

2. Financial Statement Schedules. Financial statement schedules are omitted as they are either not required or the information is otherwise included in the consolidated financial statements.

3. Exhibits. See Exhibit Index.

Item 16. Form 10-K Summary

Omitted at the Company's option.

Exhibit Index

Exhibit No.	Description of Exhibit	Incorporated By Reference				Filed Herewith
		Form	Exhibit	Filing Date	File No.	
3.1	Amended and Restated Certificate of Incorporation of Hamilton Lane Incorporated	8-K	3.1	3/10/17	001-38021	
3.2	Amended and Restated Bylaws of Hamilton Lane Incorporated	10-K	3.2	6/27/17	001-38021	
4.1	Description of Common Stock of Hamilton Lane Incorporated	10-K	4.1	5/30/19	001-38021	
10.1	Fourth Amended and Restated Limited Liability Company Agreement of Hamilton Lane Advisors, L.L.C., dated as of March 6, 2017, by and among Hamilton Lane Advisors, L.L.C. and its members	8-K	10.1	3/10/17	001-38021	
10.2	Amendment No. 1 to the Fourth Amended and Restated Limited Liability Company Agreement of Hamilton Lane Advisors, L.L.C., dated as of February 26, 2018, by and among Hamilton Lane Advisors, L.L.C. and its members	S-1	10.2	2/26/18	333-223235	
10.3	Amendment No. 2 to the Fourth Amended and Restated Limited Liability Company Agreement of Hamilton Lane Advisors, L.L.C., dated as of June 13, 2018, by and among Hamilton Lane Advisors, L.L.C. and its members	10-K	10.3	6/14/18	001-38021	
10.4	Amendment No. 3 to the Fourth Amended and Restated Limited Liability Company Agreement of Hamilton Lane Advisors, L.L.C., dated as of May 24, 2023, by and among Hamilton Lane Advisors, L.L.C. and its members					X
10.5	Tax Receivable Agreement, dated as of March 6, 2017, by and among Hamilton Lane Incorporated, Hamilton Lane Advisors, L.L.C., and each of the other persons and entities party thereto	8-K	10.2	3/10/17	001-38021	
10.6	Amendment No. 1 to Tax Receivable Agreement, dated December 31, 2020, by and among Hamilton Lane Incorporated, Hamilton Lane Advisors, L.L.C. and each of the other persons and entities party thereto	10-Q	10.1	2/2/21	001-38021	
10.7	Exchange Agreement, dated as of March 6, 2017, by and among Hamilton Lane Incorporated, Hamilton Lane Advisors, L.L.C., and each of the other persons and entities party thereto	8-K	10.3	3/10/17	001-38021	
10.8	Amendment No. 1 to the Exchange Agreement, dated as of February 6, 2018, by and among Hamilton Lane Incorporated, Hamilton Lane Advisors, L.L.C., and each of the other persons and entities party thereto	10-Q	10.3	2/9/18	001-38021	

Exhibit No.	Description of Exhibit	Incorporated By Reference				Filed Herewith
		Form	Exhibit	Filing Date	File No.	
10.9	Registration Rights Agreement, dated as of March 6, 2017, by and among Hamilton Lane Incorporated and the other persons party thereto	8-K	10.4	3/10/17	001-38021	
10.10	Stockholders Agreement, dated as of March 6, 2017, by and among Hamilton Lane Incorporated, Hamilton Lane Advisors, L.L.C. and the other persons and entities party thereto	8-K	10.5	3/10/17	001-38021	
10.11†	Amended and Restated Hamilton Lane Incorporated 2017 Equity Incentive Plan	8-K	10.2	9/2/22	001-38021	
10.12†	Form of Restricted Stock Award Agreement under the 2017 Equity Incentive Plan	S-1/A	10.7	2/16/17	333-215846	
10.13†	Form of Director Restricted Stock Award Agreement under the 2017 Equity Incentive Plan	10-Q	10.1	2/9/18	001-38021	
10.14†	Form of Non-Qualified Stock Option Agreement under the 2017 Equity Incentive Plan	S-1/A	10.8	2/16/17	333-215846	
10.15†	Form of Performance Stock Award Agreement under the Hamilton Lane Incorporated 2017 Equity Incentive Plan	8-K	10.3	9/2/22	001-38021	
10.16†	Hamilton Lane Advisors, L.L.C. 2016 Carried Interest Plan (amended and restated, effective as of January 1, 2018)	10-Q	10.2	8/9/18	001-38021	
10.17†	Hamilton Lane Incorporated Employee Share Purchase Plan	DEF14A	Appendix A	7/27/18	001-38021	
10.18†	Amendment No. 1 to the Hamilton Lane Incorporated Employee Share Purchase Plan	10-Q	10.1	8/4/20	001-38021	
10.19†	Amendment No. 2 to the Hamilton Lane Incorporated Employee Share Purchase Plan					X
10.20†	Form of Indemnification Agreement between Hamilton Lane Incorporated and certain of its directors and officers	S-1/A	10.9	2/16/17	333-215846	
10.21○	Term Loan and Security Agreement, dated August 23, 2017, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.1	8/25/17	001-38021	
10.22	First Amendment to Term Loan and Security Agreement, dated March 24, 2020, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.2	3/25/20	001-38021	
10.23	Second Amendment to Term Loan and Security Agreement, dated September 30, 2020, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	10-Q	10.1	11/4/20	001-38021	

Exhibit No.	Description of Exhibit	Incorporated By Reference				Filed Herewith
		Form	Exhibit	Filing Date	File No.	
10.24	Third Amendment to Term Loan and Security Agreement, dated April 22, 2021, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.1	4/27/21	001-38021	
10.25○	Fourth Amendment to Term Loan and Security Agreement, dated October 20, 2022, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.3	10/26/22	001-38021	
10.26○	Revolving Loan and Security Agreement, dated August 23, 2017, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.2	8/25/17	001-38021	
10.27	First Amendment to Revolving Loan and Security Agreement, dated March 24, 2020, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.3	3/25/20	001-38021	
10.28	Second Amendment to Revolving Loan and Security Agreement, dated September 30, 2020, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	10-Q	10.2	11/4/20	001-38021	
10.29○	Third Amendment to Revolving Loan and Security Agreement, dated October 20, 2022, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.2	10/26/22	001-38021	
10.30○	Multi-Draw Term Loan and Security Agreement, dated March 24, 2020, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.1	3/25/20	001-38021	
10.31	First Amendment to Multi-Draw Term Loan and Security Agreement, dated September 30, 2020, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	10-Q	10.3	11/4/20	001-38021	
10.32	Second Amendment to Multi-Draw Term Loan and Security Agreement, dated April 22, 2021, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.2	4/27/21	001-38021	
10.33	Third Amendment to Multi-Draw Term Loan and Security Agreement, dated October 20, 2022, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.4	10/26/22	001-38021	
10.34○	Multi-Draw Term Loan and Security Agreement, dated October 20, 2022, by and between First Republic Bank and Hamilton Lane Advisors, L.L.C.	8-K	10.1	10/26/22	001-38021	

Exhibit No.	Description of Exhibit	Incorporated By Reference				Filed Herewith
		Form	Exhibit	Filing Date	File No.	
10.35†	Employment Agreement, effective as of May 23, 2016, by and between Hamilton Lane (Hong Kong) Limited and Juan Delgado-Moreira	10-K	10.12	6/27/17	001-38021	
10.36†	Offer Letter of Atul Varma, dated November 25, 2019	8-K	10.1	1/2/20	001-38021	
10.37○	Investment Agreement, dated March 29, 2021, by and between Russell Investments Group, Ltd. and Hamilton Lane Advisors, L.L.C.	10-K	10.31	5/27/21	001-38021	
10.38†	Warrant Agreement, dated January 15, 2021, by and between Hamilton Lane Alliance Holdings I, Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to the listed filing of Hamilton Lane Alliance Holdings I, Inc.)	8-K	4.1	1/19/21	001-39884	
10.39†	Letter Agreement, dated January 15, 2021, among Hamilton Lane Alliance Holdings I, Inc., HL Alliance Holdings Sponsor LLC and each of Hamilton Lane Alliance Holdings I, Inc.'s officers and directors (incorporated by reference to the listed filing of Hamilton Lane Alliance Holdings I, Inc.)	8-K	10.1	1/19/21	001-39884	
10.40†	Form of Warrant Assignment and Transfer	10-K/A	10.34	7/15/21	001-38021	
21.1	List of Subsidiaries					X
23.1	Consent of Independent Registered Public Accounting Firm					X
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
32‡	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002					

Exhibit No.	Description of Exhibit	Incorporated By Reference				Filed Herewith
		Form	Exhibit	Filing Date	File No.	
101	The following financial information from our Annual Report on Form 10-K for the year ended March 31, 2023 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statements of Stockholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) Notes to the Consolidated Financial Statements.					X
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)					X

† Indicates a management contract or compensatory plan or arrangement.

○ Confidential information in this exhibit has been omitted.

‡ Furnished herewith.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 25th day of May, 2023.

<center>**HAMILTON LANE INCORPORATED**</center>

By: /s/ Mario L. Giannini
Name: Mario L. Giannini
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on this 25th day of May, 2023.

Signature	Title
/s/ Hartley R. Rogers Hartley R. Rogers	Chairman of the Board of Directors
/s/ Mario L. Giannini Mario L. Giannini	Chief Executive Officer and Director (Principal Executive Officer)
/s/ Atul Varma Atul Varma	Chief Financial Officer and Treasurer (Principal Financial Officer)
/s/ Drew T. Carl Drew T. Carl	Chief Accounting Officer (Principal Accounting Officer)
/s/ Erik R. Hirsch Erik R. Hirsch	Vice Chairman and Director
/s/ David J. Berkman David J. Berkman	Director
/s/ R. Vann Graves R. Vann Graves	Director
/s/ O. Griffith Sexton O. Griffith Sexton	Director
/s/ Leslie F. Varon Leslie F. Varon	Director

Executive Officers

Hartley R. Rogers
Chairman

Mario L. Giannini
Chief Executive Officer

Atul Varma
Chief Financial Officer

Erik R. Hirsch
Vice Chairman

Andrea Anigati Kramer
Chief Operating Officer

Juan Delgado-Moreira
Vice Chairman

Lydia A. Gavalis
General Counsel and Secretary

Drew T. Carl
Chief Accounting Officer

Directors

Hartley R. Rogers
Chairman
HAMILTON LANE INCORPORATED

Mario L. Giannini
Chief Executive Officer
HAMILTON LANE INCORPORATED

Erik R. Hirsch
Vice Chairman
HAMILTON LANE INCORPORATED

David J. Berkman*
Managing Partner
ASSOCIATED PARTNERS, LP,
an investment firm

R. Vann Graves*
Executive Director, Brandcenter
VIRGINIA COMMONWEALTH UNIVERSITY

O. Griffith Sexton*
Corporate Director

Leslie F. Varon*
Corporate Director

* Independent director of Hamilton Lane Incorporated

CORPORATE HEADQUARTERS
110 Washington Street, Suite 1300
Conshohocken, Pennsylvania 19428
(610) 934-2222

SHAREHOLDER RELATIONS
John Oh
(610) 617-6026
joh@hamiltonlane.com

TRANSFER AGENT & REGISTRAR
Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219

INDEPENDENT AUDITORS
Ernst & Young LLP
Philadelphia, Pennsylvania

QUARTERLY BUSINESS RESULTS/
HAMILTON LANE NEWS
Current investor information is available on
our website at www.hamiltonlane.com

STOCK EXCHANGE LISTING
Nasdaq: HLNE